Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

JUPITER COMPANY LIMITED,

JUPITER MERGER SUB LIMITED,

and

JANUS HENDERSON GROUP PLC

Dated as of December 21, 2025

Table of Contents

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Exhibit A – Memorandum of Association and Articles of Association of Surviving Company

Exhibit B – Directors of Surviving Company

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AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of December 21, 2025 (this “Agreement”), among Jupiter Company Limited, a company incorporated in Jersey (“Parent”), Jupiter Merger Sub Limited, a company incorporated in Jersey and a Wholly Owned Subsidiary of Parent (“Merger Sub”), and Janus Henderson Group plc, a company incorporated in Jersey (the “Company”).

W I T N E S S E T H:

WHEREAS, the respective Boards of Directors of Parent and Merger Sub deem it fair to, advisable to and in the best interests of their respective company to enter into this Agreement and to consummate the Merger and the other transactions contemplated hereby;

WHEREAS, the Board of Directors of the Company, acting upon the unanimous recommendation of a special committee of the Board of Directors of the Company consisting only of independent and disinterested directors of the Company (the “Special Committee”), has unanimously (other than those directors recusing themselves in accordance with Applicable Law) (i) resolved as required by Article 127E(1) of the Companies Law in the opinion of the directors voting for the resolution, that this Agreement and the transactions contemplated hereby (including the Merger) are in the best interests of the Company, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby (including the Merger), (iii) directed that the approval and adoption of this Agreement (including the Merger) be submitted to a vote at a meeting of the Company’s stockholders, and (iv) recommended the approval and adoption of this Agreement (including the Merger) by the Company’s stockholders pursuant to Article 127F(1) of the Companies Law;

WHEREAS, the applicable members of the Board of Directors of the Company have resolved as required by Article 127E(3) of the Companies Law that the directors voting for the resolution are satisfied on reasonable grounds that they can properly make the solvency statement in respect of the Company as required under (i) Article 127E(5) of the Companies Law; and (ii) Article 127E(6) of the Companies Law (if applicable);

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, the Trian Investors, the GC Investor and the QIA Investor (the “Guarantors”) have each delivered to the Company concurrently with the execution of this Agreement a limited guarantee (collectively, the “Guarantees”) in favor of the Company and pursuant to which, subject to the terms and conditions contained therein, each Guarantor is guaranteeing certain payment obligations of Parent and Merger Sub in connection with this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, the Company is entering into a voting and rollover agreement with Trian Partners AM Holdco II, Ltd. (the “Stockholder”) pursuant to which, among other things, the Stockholder has agreed, subject to the terms thereof, to vote all shares of Company Common Stock it owns in accordance with the terms of such voting agreement and to transfer a portion of its shares of Company Common Stock (the “Stockholder Rollover Shares”), directly or indirectly, to Parent immediately prior to the Effective Time (the “Voting and Rollover Agreement”); and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated hereby and also to prescribe various conditions to the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

Article I

THE MERGER

Section 1.1             The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Companies Law, at the Effective Time, Merger Sub will merge with and into the Company (the “Merger”), and the separate existence of Merger Sub shall cease. The Company shall continue as the surviving company and as a Wholly Owned Subsidiary of Parent and shall continue to be governed by the laws of Jersey (as such, the “Surviving Company”).

Section 1.2             Closing. Unless this Agreement shall have been terminated pursuant to the provisions of Section 9.1, the closing of the Merger (the “Closing”) will take place on (a)  the seventh (7th) Business Day following the satisfaction or waiver of the conditions set forth in Article VIII hereof (other than those conditions which by their nature cannot be satisfied until the Closing, but subject to the satisfaction or, to the extent permitted by law, waiver thereof at the Closing); or (b) such other date, time and place as Parent and the Company shall mutually agree in writing; provided that, notwithstanding the foregoing, the Closing shall not occur prior to the earlier of (i) a date during the Marketing Period specified by Parent on no fewer than seven (7) Business Days’ notice to the Company (unless a shorter period shall be agreed to by the Company and Parent) and (ii) the seventh (7th) Business Day following the final day of the Marketing Period (subject, in each case, to the satisfaction or waiver of all conditions set forth in Section 8.1, Section 8.2 and Section 8.3 (other than those conditions which by their nature cannot be satisfied until the Closing, but subject to the satisfaction or, to the extent permitted by law, waiver thereof at the Closing) (the date of the Closing, the “Closing Date”). The Closing shall be held at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019 (or at the request of either party, by means of a virtual Closing through electronic exchange of documents and signatures), unless another place is agreed to in writing by the parties hereto.

Section 1.3             Effective Time. Subject to the provisions of this Agreement, on the Closing Date, Parent, Merger Sub and the Company shall cause the Merger to be consummated by confirming to the Jersey Registrar that, in accordance with Article 127FM(2)(b) of the Companies Law, notice of the Merger is to be registered. The Merger shall become effective at the time on the Closing Date when the Merger is so registered by the Jersey Registrar. As used herein, the “Effective Time” shall mean such time at which the Merger shall become effective.

Section 1.4             Effects of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the Companies Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, (i) all property and rights to which each of the Company and Merger Sub are entitled immediately prior to the completion of the Merger shall become the property and rights of the Surviving Company, (ii) the Surviving Company shall become subject to all criminal and civil liabilities, and all contracts, debts and other obligations, to which each of the Company and Merger Sub were subject immediately prior to the completion of the Merger and (iii) all actions and other legal proceedings, which, immediately prior to the completion of the Merger, are pending by or against any of the Company and Merger Sub may be continued by or against the Surviving Company, which shall include the assumption by the Surviving Company of any and all agreements, covenants, duties and obligations of the Company and Merger Sub set forth in this Agreement to be performed after the Effective Time.

Section 1.5             Surviving Company Constituent Documents. At the Effective Time, the memorandum of association and the articles of association of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated as of the Effective Time to be in the form set forth on Exhibit A hereto, and as so amended shall be the memorandum of association and the articles of association of the Surviving Company until thereafter changed or amended as provided therein or by Applicable Law.

Section 1.6             Surviving Company Directors and Officers. From and after the Effective Time, the individuals set forth on Exhibit B hereto shall be the directors of, and shall manage the affairs of, the Surviving Company. The parties shall take all actions necessary so that the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Company and, in each case, shall hold office from the Effective Time until his or her respective successor is duly elected or appointed and qualified or until his or her earlier death, resignation or removal in accordance with the memorandum of association and the articles of association of the Surviving Company or otherwise as provided by Applicable Law.

Section 1.7             Capital Stock.

(a)            At the Effective Time by virtue of the Merger and without any action on the part of the holder thereof:

(i)             Each ordinary share with a par value $1.50 each, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock directly owned and held by Parent, Merger Sub, the Company, or any of their respective Subsidiaries (other than shares held by the Company or its Subsidiaries on behalf of third parties) (each such share of Company Common Stock, including the Stockholder Rollover Shares, an “Excluded Share” and, collectively, “Excluded Shares”)), shall be converted into the right to receive $49.00 in cash, without interest (the “Merger Consideration”).

(ii)            All shares of Company Common Stock (other than Excluded Shares) shall cease to be issued and outstanding and shall be cancelled and shall cease to exist, and each holder of a valid certificate or certificates which immediately prior to the Effective Time represented any such shares of Company Common Stock (a “Certificate”) or evidenced by way of book-entry in the register of stockholders of the Company immediately prior to the Effective Time (“Uncertificated Company Stock”), other than in each case those representing Excluded Shares, shall thereafter cease to have any rights with respect to such shares of Company Common Stock, except the right to receive the applicable Merger Consideration.

(iii)           Each issued and outstanding ordinary share in the capital of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one ordinary share with a par value $1.50, of the Surviving Company.

(iv)           Each Excluded Share shall, by virtue of the Merger and without any action on the part of the Company, Parent, or Merger Sub, cease to be outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist.

(b)            If, prior to the Effective Time, the Company should split, subdivide, consolidate, combine or otherwise reclassify the Company Common Stock, or make a distribution in Company Common Stock (whether as a bonus issue of shares or otherwise), or otherwise change the Company Common Stock into any other securities, or make any other such distribution of shares in the Company in respect of the Company Common Stock, then any number or amount contained herein which is based upon the number or fraction of shares of Company Common Stock will be appropriately adjusted to reflect such split, combination, dividend or other distribution or change.

Section 1.8             Treatment of Outstanding Company Equity Awards, Employee Stock Purchase Plan, UK SAYE and UK BAYE.

(a)            Each Company RSU Award that is vested in accordance with its terms as of the Effective Time (each, a “Vested Company RSU Award”) shall, automatically and without any action on the part of the holder thereof, terminate and be cancelled as of immediately prior to the Effective Time and be converted into the right to receive a lump sum cash payment in an amount equal to (i) (A) the Merger Consideration, multiplied by (B) the number of shares of Company Common Stock subject to such Vested Company RSU Award immediately prior to the Effective Time, plus (ii) the amount of any accrued but unpaid dividend equivalent rights under such Vested Company RSU Award, net of any Taxes withheld pursuant to Section 2.8. Following the Effective Time, no such Vested Company RSU Award that was outstanding immediately prior to the Effective Time shall remain outstanding and each former holder of any such Vested Company RSU Award shall cease to have any rights with respect thereto, except the right to receive the consideration set forth in this Section 1.8(a) in exchange for such Vested Company RSU Award in accordance with this Section 1.8(a). The consideration payable under this Section 1.8(a) to each former holder of a Vested Company RSU Award that was outstanding immediately prior to the Effective Time shall be paid through the Surviving Company’s payroll to such former holder as soon as practicable following the Effective Time (but in any event not later than ten (10) Business Days thereafter, or if later, the earliest date permitted by Section 409A of the Code).

(b)            Except as set forth on Section 1.8(b) of the Company Disclosure Schedule, each Company RSU Award that is not a Vested Company RSU Award (each, an “Unvested Company RSU Award”) shall be cancelled as of immediately prior to the Effective Time and be converted into the contingent right to receive a cash award of equivalent value equal to (i) (A) the Merger Consideration, multiplied by (B) the number of shares of Company Common Stock subject to such Unvested Company RSU Award immediately prior to the Effective Time, plus (ii) the amount of any accrued but unpaid dividend equivalent rights under such Unvested Company RSU Award (each, a “Replacement RSU Award”). No later than five (5) Business Days prior to the Effective Time, each holder of an Unvested Company RSU Award will elect to receive their Replacement RSU Award in the form of (x) a cash payment (earning interest at the Replacement Award Interest Rate), (y) a cash value that is notionally invested in an underlying mutual fund or funds selected by such holder from a list of approved mutual fund options, with such approved mutual fund options to be selected by the Company in good faith consultation with Parent, or (z) equal parts (x) and (y); provided, that in the case of any holder of an Unvested Company RSU Award who fails to make such election on a timely basis, the default selection shall be for a cash payment (earning interest at the Replacement Award Interest Rate). Each Replacement RSU Award shall be credited to the holder as a bookkeeping entry maintained by Parent and its Affiliates for the holder that reflects the Replacement RSU Award (including applicable gains, losses and expenses) and adjustments thereto as soon as administratively practicable following the Effective Time. Each Replacement RSU Award shall otherwise have the same terms and conditions (including with respect to vesting and payment timing) as applied to the Unvested Company RSU Award for which it was exchanged, except for terms rendered inoperative by reason of the Merger and other administrative or ministerial changes reasonably determined by Parent that in each case do not materially and adversely impact the Unvested Company RSU Award holder.

(c)            Each Company PSU Award where the performance period has been completed as of the Effective Time (each, a “Vested Company PSU Award”) shall, automatically and without any action on the part of the holder thereof, terminate and be cancelled as of immediately prior to the Effective Time and be converted into the right to receive a lump sum cash payment in an amount equal to (i) (A) the Merger Consideration, multiplied by (B) the number of shares of Company Common Stock subject to such Vested Company PSU Award immediately prior to the Effective Time (with any applicable performance goals deemed satisfied based on actual performance, as reasonably determined by the Board of Directors of the Company (or the Human Capital and Compensation Committee thereof) prior to the Effective Time), plus (ii) the amount of any accrued but unpaid dividend equivalent rights under such Vested Company PSU Award, net of any Taxes withheld pursuant to Section 2.8. Following the Effective Time, no such Vested Company PSU Award that was outstanding immediately prior to the Effective Time shall remain outstanding and each former holder of any such Vested Company PSU Award shall cease to have any rights with respect thereto, except the right to receive the consideration set forth in this Section 1.8(c) in exchange for such Vested Company PSU Award in accordance with this Section 1.8(c). The consideration payable under this Section 1.8(c) to each former holder of a Vested Company PSU Award that was outstanding immediately prior to the Effective Time shall be paid through the Surviving Company’s payroll to such former holder as soon as practicable following the Effective Time (but in any event not later than ten (10) Business Days thereafter, or if later, the earliest date permitted by Section 409A of the Code).

(d)            Except as set forth on Section 1.8(d) of the Company Disclosure Schedule, each Company PSU Award that is not a Vested Company PSU Award as of immediately prior to the Effective Time (each, an “Unvested Company PSU Award”) shall be cancelled as of immediately prior to the Effective Time and be converted into the contingent right to receive a cash award of equivalent value equal to (i) (A) the Merger Consideration, multiplied by (B) the number of shares of Company Common Stock subject to such Unvested Company PSU Award immediately prior to the Effective Time (with any applicable performance goals deemed satisfied at 120% of target, plus (ii) the amount of any accrued but unpaid dividend equivalent rights under such Unvested Company PSU Award (each, a “Replacement PSU Award”). No later than five (5) Business Days prior to the Effective Time, each holder of an Unvested Company PSU Award will elect to receive their Replacement PSU Award in the form of (x) a cash payment (earning interest at the Replacement Award Interest Rate), (y) a cash value that is notionally invested in an underlying mutual fund or funds selected by such holder from a list of approved mutual fund options, with such approved mutual fund options to be selected by the Company in good faith consultation with Parent, or (z) equal parts (x) and (y); provided, that in the case of any holder of an Unvested Company PSU Award who fails to make such election on a timely basis, the default selection shall be for a cash payment (earning interest at the Replacement Award Interest Rate). Each Replacement PSU Award shall be credited to the holder as a bookkeeping entry maintained by Parent and its Affiliates for the holder that reflects the Replacement PSU Award (including applicable gains, losses and expenses) and adjustments thereto as soon as administratively practicable following the Effective Time. Each Replacement PSU Award shall otherwise have the same terms and conditions (including with respect to service-based vesting conditions and payment timing but excluding any performance-based vesting conditions) as applied to the Unvested Company PSU Award for which it was exchanged, except for terms rendered inoperative by reason of the Merger and other administrative or ministerial changes reasonably determined by Parent that in each case do not adversely impact the Unvested Company PSU Award holder.

(e)            The Company shall take such actions as may be necessary under the Company Global Employee Stock Purchase Plan (the “ESPP”)) to provide that (A) any current offering period under the ESPP shall end on the earlier of (i) the date such offering period was otherwise scheduled to end and (ii) four (4) Business Days before the Closing Date, (B) no employee may commence participation in the ESPP following the date of this Agreement, (C) no ESPP participant may increase such participant’s rate of contributions following the date of this Agreement, (D)  no new offering period under the ESPP shall be authorized or commenced after the date of this Agreement, (E) each ESPP participant’s accumulated contributions under the ESPP shall be used to purchase shares of Company Common Stock in accordance with the terms of the ESPP as of the end of the current offering period (as accelerated pursuant to clause (A) above), and (F) in all events, the ESPP shall terminate in its entirety as of, and subject to, the Effective Time and no further rights shall be granted or exercised under the ESPP thereafter.

(f)             The Company shall use commercially reasonable efforts to cause Persons (“UK SAYE Participants”) holding outstanding share options (“SAYE Options”) under the Janus Henderson Group plc Sharesave Plan (the “UK SAYE”) to exercise their SAYE Options during the twenty (20)-day period ending immediately prior to the Effective Time, conditional on, and effective as of, the Effective Time, in respect of the maximum number of shares of Company Common Stock possible under the terms of their SAYE Options as of the Closing Date (the “SAYE Exercise Date”) and such shares of Company Common Stock shall be treated as outstanding shares of Company Common Stock and entitled to the Merger Consideration in accordance with Section 1.7(a). If a UK SAYE Participant exercises his or her SAYE Options pursuant to the immediately preceding sentence, upon the SAYE Exercise Date, the balance of his or her SAYE Options not so exercised, if any, shall immediately lapse. In addition, prior to the Effective Time, the Company shall (i) cause there to be no increase in the percentage of UK SAYE Participants’ payroll deduction elections under the UK SAYE from those in effect as of the date of this Agreement, (ii) not permit any additional contracts to be granted under the UK SAYE during the period from the date of this Agreement through the Effective Time and (iii) take all actions necessary under the UK SAYE to, contingent on the Effective Time, cause the UK SAYE to be terminated as soon as reasonably practicable following the exercise or lapse of all SAYE Options such that no further rights shall be granted or exercised under the UK SAYE thereafter.

(g)            The Company shall (i) cause there to be no increase in the percentage of UK BAYE Participants’ payroll deduction elections under the Janus Henderson Group plc Buy As You Earn Plan (the “UK BAYE”) from those in effect as of the date of this Agreement, (ii) not permit any additional Persons to commence participation in the UK BAYE during the period from the date of this Agreement through the Effective Time, (iii) cease to provide “matching” shares and not commence to provide “free” shares, in each case following the date of this Agreement, and (iv) issue a plan termination notice in respect of the UK BAYE on the Effective Time such that no further shares of Company Common Stock may be appropriated to, or acquired on behalf of individuals under, the UK BAYE after that time.

(h)            Prior to the Effective Time, the Company shall take all actions necessary or appropriate to effectuate the treatment of the Company RSU Awards and Company PSU Awards (collectively, the “Company Equity Awards”) and the treatment of the ESPP, UK SAYE and UK BAYE contemplated by this Section 1.8.

Article II

EXCHANGE OF CERTIFICATES

Section 2.1              Exchange Fund. Concurrently with the Effective Time, Parent shall deposit with Computershare Trust Company, N.A. or such other bank or trust company as Parent shall determine and who shall be reasonably satisfactory to the Company (the “Exchange Agent”), in trust for the benefit of holders of shares of Company Common Stock, for exchange in accordance with Section 1.7, immediately available funds equal to the aggregate Merger Consideration and Parent shall instruct the Exchange Agent to timely pay the Merger Consideration subject to and in accordance with the terms of Section 2.2. Any cash deposited with the Exchange Agent shall hereinafter be referred to as the “Exchange Fund.” Any amounts payable in respect of Company Equity Awards shall not be deposited with the Exchange Agent but shall instead be paid through the payroll of the Company and its Affiliates in accordance with Section 1.8.

Section 2.2             Exchange Procedures.

(a)            As promptly as practicable after the Effective Time, Parent and the Surviving Company will cause the Exchange Agent to send to each record holder of a Certificate (other than Excluded Shares), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, and shall be in a form and have such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. As soon as reasonably practicable after the Effective Time, upon surrender of a Certificate (or affidavit of lost, stolen or destroyed Certificate in lieu of a Certificate, as provided in Section 2.7) to the Exchange Agent together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, each holder of shares of Company Common Stock (other than Excluded Shares) represented by a Certificate shall be entitled to receive in exchange therefor, and Parent and the Surviving Company shall cause the Exchange Agent to pay and deliver in exchange thereof as promptly as practicable, the amount of cash (including amounts to be paid pursuant to Section 1.7(a)(i)), into which the aggregate number of shares of Company Common Stock previously represented by such Certificate shall have been converted pursuant to this Agreement. The Exchange Agent shall accept such Certificates upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. No holder of Uncertificated Company Stock shall be required to deliver a share certificate or an executed letter of transmittal to the Exchange Agent to receive the amount of cash (including amounts to be paid pursuant to Section 1.7(a)(i)) into which the aggregate number of shares of Company Common Stock held by such holder shall have been converted pursuant to this Agreement. In lieu thereof, each holder of record of Uncertificated Company Stock whose shares of Company Common Stock were converted into the right to receive the cash required by this Agreement shall automatically upon the Effective Time be entitled to receive, and as promptly as practicable after the Effective Time, Parent shall cause the Exchange Agent to pay and deliver, the amount of cash (including amounts to be paid pursuant to Section 1.7(a)(i)) into which the aggregate number of shares of Company Common Stock previously held by such holder shall have been converted pursuant to this Agreement.

(b)            No interest will be paid or will accrue on any cash payable pursuant to Section 1.7(a)(i). Any Certificate that has been surrendered shall be cancelled by the Exchange Agent.

(c)            In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of the Company, a check in the proper amount of cash pursuant to Section 1.7(a)(i) may be issued with respect to such Company Common Stock to such a transferee only if (i) in the case of Uncertificated Company Stock, written instructions authorizing the transfer of Uncertificated Company Stock are presented to the Exchange Agent and (ii) in the case of Certificates, the Certificate representing such shares of Company Common Stock is presented to the Exchange Agent, and in each case, together with all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid.

Section 2.3             No Further Ownership Rights in Company Common Stock. All cash paid upon conversion of shares of Company Common Stock in accordance with the terms of Article I and this Article II shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to the shares of Company Common Stock.

Section 2.4             Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the former holders of Company Common Stock for twelve (12) months after the Effective Time shall be delivered to the Surviving Company or otherwise on the instruction of the Surviving Company, and any former holders of Company Common Stock who have not theretofore received the cash consideration to which they are entitled pursuant to this Agreement shall thereafter look only to the Surviving Company and Parent, and Parent and the Surviving Company shall remain liable (subject to abandoned property, escheat or other similar laws) for payment of the Merger Consideration with respect to the shares of Company Common Stock (other than Excluded Shares) that have been converted into the right to receive the Merger Consideration pursuant to this Agreement.

Section 2.5             No Liability. None of Parent, Merger Sub, the Company, the Surviving Company or the Exchange Agent shall be liable to any Person in respect of any Merger Consideration from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. Any portion of the Exchange Fund which remains undistributed to the holders of Certificates immediately prior to such date on which the Exchange Fund would otherwise escheat to, or become the property of, any Governmental Entity, shall, to the extent permissible by Applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

Section 2.6             Investment of the Exchange Fund. Any funds included in the Exchange Fund may be invested by the Exchange Agent, as directed by Parent; provided that such investments shall be in obligations of or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Services, Inc. or Standard & Poor’s Corporation, respectively. Any interest and other income resulting from such investments shall promptly be paid to Parent. No investment losses resulting from investment of the funds deposited with the Exchange Agent shall diminish the rights of any former holder of Company Common Stock to receive the Merger Consideration as provided herein or relieve Parent, the Surviving Company or the Exchange Agent from promptly making the payments required by this Article II, and following any losses from any such investment, Parent shall promptly deposit with the Exchange Agent by wire transfer of immediately available funds, for the benefit of the holders of Company Common Stock, an amount in cash equal to the amount of such losses, which additional funds will be held and disbursed in the same manner as funds initially deposited with the Exchange Agent to make the payments contemplated by this Agreement. The Exchange Fund shall not be used for any purpose, other than the payment to holders of shares of Company Common Stock of the Merger Consideration or payment to the Surviving Company as contemplated in Section 2.4.

Section 2.7             Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Company, the posting by such Person of a bond in such reasonable amount as the Surviving Company may direct as indemnity against any claim that may be made against it with respect to such Certificate or other documentation (including an indemnity in customary form) reasonably requested by Parent, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby.

Section 2.8             Withholding Rights. Each of the Surviving Company, Parent and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock or any holder of a Company Equity Award such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or foreign Tax law. To the extent that amounts are so deducted and withheld by the Surviving Company, Parent or the Exchange Agent, as the case may be, and paid over to the relevant taxing authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.9             Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Company will be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Company any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Company as a result of, or in connection with, the Merger.

Section 2.10           Stock Transfer Books. From and after the Effective Time, the stock transfer books and the register of members of the Company shall be closed and there shall be no further registration of transfers of shares of Company Common Stock thereafter on the records of the Company. From and after the Effective Time, the holders of Certificates shall cease to have any rights with respect to such shares of Company Common Stock formerly represented thereby, except as otherwise provided herein or by law. On or after the Effective Time, any Certificates presented to the Exchange Agent or Parent for any reason shall be converted into the Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby.

Article III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as otherwise expressly disclosed in the Company SEC Reports filed prior to the date of this Agreement (other than (i) any information that is contained solely in the “Risk Factors” section of such Company SEC Reports and (ii) any forward-looking statements, or other statements that are similarly predictive or forward-looking in nature, contained in such Company SEC Reports) or as set forth in the corresponding sections or subsections of the Company Disclosure Schedule (or, pursuant to Section 10.2(b), as set forth in any section or subsection of the Company Disclosure Schedule to the extent the applicability thereof is reasonably apparent from the face of the Company Disclosure Schedule), the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 3.1             Organization.

(a)            The Company is duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power to own its properties and assets and to conduct its business as now conducted, except where the failure to be so qualified or in good standing in such jurisdiction would not, individually or in the aggregate, have a Company Material Adverse Effect. Copies of the Company Organizational Documents, with all amendments thereto to the date of this Agreement, have been made available to Parent or its representatives, and such copies are accurate and complete as of the date of this Agreement.

(b)            Schedule 3.1(b)  accurately and completely sets forth each Subsidiary of the Company, its name, place of incorporation, and, if not wholly owned directly or indirectly by the Company, the record ownership, in each case, as of the date of this Agreement of all capital stock or other equity interests issued thereby. Each of the Subsidiaries of the Company is duly organized, validly existing and in good standing or similar concept under the laws of the jurisdiction of its organization and has all requisite corporate, limited liability company or limited partnership power (as the case may be) to own its properties and assets and to conduct its business as now conducted, except where the failure thereof would not, individually or in the aggregate, have a Company Material Adverse Effect.

Section 3.2             Qualification to Do Business. Each of the Company and its Subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in every jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Company Material Adverse Effect.

Section 3.3             No Conflict or Violation. The execution, delivery and, subject to the receipt of the Required Company Vote, performance by the Company of this Agreement do not and will not (i) violate or conflict with any provision of any Company Organizational Document or any of the organizational or constitutional documents of the Subsidiaries of the Company, (ii) subject to the receipt of any consents set forth in Section 3.4 (including Schedule 3.4), violate any provision of Applicable Law, (iii) subject to the receipt of any consents set forth in Section 3.4 (including Schedule 3.4), result in the creation or imposition of any Lien (other than any Permitted Lien) upon any of the assets, properties or rights of either of the Company or any of its Subsidiaries or result in or give to others any rights of cancellation, modification, amendment, acceleration, revocation or suspension of any of the Company Licenses and Permits or (iv) assuming the receipt of all Consents required from any Client or Fund, violate or result in a breach of or constitute (with due notice or lapse of time or both) a default under or result in or give to others any rights of cancellation, modification, amendment, or acceleration under, any Material Contract or Company Lease to which the Company or any of its Subsidiaries is a party or by which it is bound or to which any of its properties or assets is subject and except with respect to clauses (ii), (iii) and (iv), for any such violations, breaches, defaults or creation or imposition of any Liens, that would not, individually or in the aggregate, have a Company Material Adverse Effect.

Section 3.4             Consents and Approvals. No consent, waiver, authorization or approval of any Governmental Entity, and no declaration or notice to or filing or registration with any Governmental Entity, is necessary or required in connection with the execution and delivery of this Agreement by the Company or the performance by the Company or its Subsidiaries of their obligations hereunder, except for: (i) the filing of the Merger Filing Documents with the Jersey Registrar; (ii) compliance (including by making all notices or filings and obtaining all consents, waivers, authorizations or approvals) with any applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) (including the expiration of the applicable waiting period thereunder), and with any other applicable Regulatory Law; (iii) the filings or notices required by, and any approvals required under the rules and regulations of, the Financial Industry Regulatory Authority, Inc. (“FINRA”) or any other self-regulatory organization, including the NYSE and the National Futures Association (the “NFA”) (each, a “Self-Regulatory Organization”); (iv) applicable requirements of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”) and of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”); (v) such consents, waivers, authorizations or approvals of any Governmental Entity or notice, filing or registrations with any Governmental Entity, in each case, set forth on Schedule 3.4; and (vi) such other consents, waivers, authorizations, approvals, declarations, notices, filings or registrations as will be obtained or made prior to the Closing or which, if not obtained or made, would not individually or in the aggregate, have a Company Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement.

Section 3.5             Authorization and Validity of Agreement.

(a)            The Company has all requisite corporate power and authority to execute, deliver and, subject to receipt of the Required Company Vote, perform its obligations under this Agreement and to consummate the Merger.

(b)            The execution and delivery of this Agreement by the Company and the performance by the Company of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of the Company and all other necessary corporate action on the part of the Company, other than the Required Company Vote, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement and the Merger. This Agreement has been duly and validly executed and delivered by the Company and, assuming due execution and delivery by Parent and Merger Sub, shall constitute a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, subject to (i) the effect of bankruptcy, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting the enforcement of creditors’ rights generally, and (ii) general equitable principles (whether considered in a proceeding in equity or at law).

Section 3.6             Capitalization and Related Matters.

(a)            The authorized share capital of the Company consists of 480,000,000 shares of Company Common Stock. As of December 16, 2025, 154,119,608 shares of Company Common Stock were issued and outstanding (inclusive of 4,674,708 shares of Company Common Stock in the Company’s custody account and 45,688 shares of Company Common Stock held by the Company for UK BAYE matching). As of December 16, 2025, there were (i) 3,510,502 shares of Company Common Stock underlying unvested Company RSU Awards, (ii) 2,201,592 shares of Company Common Stock underlying unvested Company PSU Awards (assuming satisfaction of any performance vesting conditions at maximum levels), (iii) 94,032 shares of Company Common Stock were reserved for future issuance under the ESPP, and (iv)  303,471 SAYE Options are issued and outstanding, with a weighted average exercise price of $27.02.

(b)            The issued and outstanding shares of Company Common Stock (i) have been duly authorized and validly issued and are fully paid and nonassessable and (ii) were issued in compliance with all applicable U.S. federal and state securities laws. Except as set forth above in Section 3.6(a), and except for any shares of Company Common Stock issuable pursuant to Company RSU Awards or Company PSU Awards outstanding as of December 16, 2025 or the ESPP, UK SAYE or UK BAYE, no shares of stock of the Company are issued and outstanding and the Company does not have outstanding any securities convertible into or exchangeable for any shares of stock of the Company, any rights to subscribe for or to purchase or any options for the purchase of, or any agreements providing for the issuance (contingent or otherwise) of, or any calls, commitments or known claims of any other character relating to the issuance of, any stock of the Company, or any stock or securities convertible into or exchangeable for any stock of the Company; and the Company is not subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire, or to register under the Securities Act, any shares of stock of the Company. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter. As of December 16, 2025, except as set forth above in Section 3.6(a), there are no outstanding stock options, restricted stock units, restricted stock, stock appreciation rights, “phantom” stock rights, performance units, or other compensatory rights or awards (in each case, issued by the Company or any of its Subsidiaries), that are convertible into or exercisable for a share of the Company Common Stock on a deferred basis or otherwise or other rights that are linked to, or based upon, the value of Company Common Stock.

(c)            (i) All of the outstanding shares of capital stock, or membership interests or other ownership interests of, each Subsidiary of the Company, as applicable, are validly issued, fully paid and nonassessable and are owned of record and beneficially by the Company, directly or indirectly; (ii) the Company has, as of the date of this Agreement and shall have on the Closing Date, valid and marketable title to all of the shares of capital stock of, or membership interests or other ownership interests in, each Subsidiary of the Company, free and clear of any Liens other than Permitted Liens; (iii) such outstanding shares of capital stock of, or membership interests or other ownership interests in, the Subsidiaries of the Company, as applicable, are the sole outstanding securities of such Subsidiaries; (iv) as of December 16, 2025, the Subsidiaries of the Company do not have outstanding any securities convertible into or exchangeable for any capital stock of, or membership interests or other ownership interests in, such Subsidiaries, any rights to subscribe for or to purchase or any options for the purchase of, or any agreements providing for the issuance (contingent or otherwise) of, or any calls, commitments or claims of any other character relating to the issuance of, any capital stock of, or membership interests or other ownership interests in, such Subsidiaries, or any stock or securities convertible into or exchangeable for any capital stock of, or membership interests or other ownership interests in, such Subsidiaries; (v) neither the Company nor any of its Subsidiaries is subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire, or to register under the Securities Act, any capital stock of, or membership interests or other ownership interests in, any Subsidiary of the Company, and (vi) with respect to any Company Common Stock issued in accordance with the terms of this Agreement in connection with the Company RSU Awards, Company PSU Awards, the ESPP, the UK SAYE and the UK BAYE, such issuance has been effected in compliance with the rights granted pursuant to the relevant option and award agreements, governing documents and plan rules (as applicable) of the foregoing incentive plans of the Company, and once issued, such Company Common Stock shall be duly authorized, validly issued and are fully paid and nonassessable.

(d)            Within ten (10) Business Days after the date hereof, the Company shall provide Parent with a true and complete list of each current or former employee, officer, director or other individual service provider of the Company and its Subsidiaries who holds an outstanding Company Equity Award or SAYE Options as of December 16, 2025 (the “Outstanding Company Equity Award Schedule”), which schedule shows for each Company Equity Award and SAYE Option, as applicable, the date such Company Equity Award or SAYE Option was granted, the expiration date, the number of shares of Company Common Stock subject to such Company Equity Award or SAYE Option, as applicable, and the applicable vesting schedule. With respect to each Company Equity Award and SAYE Option, (i) each grant was duly authorized no later than the date on which the grant of such Company Equity Award or SAYE Option, as applicable, was by its terms effective by all necessary corporate action and (ii) each grant was made in compliance in all material respects with all applicable laws (including all applicable federal, state, local and non-U.S. securities laws) and all of the terms and conditions of the applicable Benefit Plan. The Company shall provide Parent with an updated Outstanding Company Equity Award Schedule and SAYE Option schedule to reflect any changes within ten (10) days prior to the Effective Time. All Company Equity Awards and SAYE Option are evidenced by award agreements substantially in the forms previously made available to Parent.

(e)            The Company has no rights plan, “poison pill” or other similar agreement or arrangement or any anti-takeover provision in the Company Organizational Documents that is, or at the Effective Time shall be, applicable to the Company, the Company Common Stock, or the Merger.

Section 3.7             Subsidiaries and Equity Investments. The Company and its Subsidiaries do not directly or indirectly own, or hold any rights to acquire, any material capital stock or any other material securities, interests or investments in any other Person other than (a) their Subsidiaries, or (b) investments that constitute cash or cash equivalents. No Subsidiary of the Company owns any shares of capital stock of the Company. There are no outstanding stock options, restricted stock units, restricted stock, stock appreciation rights, “phantom” stock rights, performance units, or other compensatory rights or awards (in each case, issued by the Company or any of its Subsidiaries) that are convertible into or exercisable for any capital stock of, or membership interests or other ownership interests in, any Subsidiary of the Company, on a deferred basis or otherwise or other rights that are linked to, or based upon, the value of any capital stock of, or membership interests or other ownership interests in, any Subsidiary of the Company.

Section 3.8             Company SEC Reports.

(a)            The Company and its Subsidiaries have filed or furnished each report and definitive proxy statement (together with all amendments thereof and supplements thereto) required to be filed or furnished by the Company or any of its Subsidiaries pursuant to the Exchange Act with the SEC since December 31, 2022 (as such documents have since the time of their filing been amended or supplemented, the “Company SEC Reports”). As of their respective dates, after giving effect to any amendments or supplements thereto filed prior to the date of this Agreement, the Company SEC Reports (i) complied as to form in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and any rules and regulations promulgated thereunder applicable to the Company SEC Reports, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. To the Knowledge of the Company, none of the Company SEC Reports is the subject of ongoing SEC review or outstanding SEC investigation.

(b)            The audited consolidated financial statements and unaudited interim consolidated financial statements (including, in each case, the notes, if any, thereto) included in the Company SEC Reports, complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC) and fairly present (subject, in the case of the unaudited interim financial statements included therein, to normal year-end adjustments and the absence of complete footnotes) in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of their operations and cash flows for the respective periods then ended.

Section 3.9             Absence of Certain Changes or Events.

(a)            Since December 31, 2024 through the date of this Agreement, there has not been any event, change, circumstance, effect, development or state of facts which has had a Company Material Adverse Effect.

(b)            Since December 31, 2024 through the date of this Agreement, except for actions taken in connection with the execution and delivery of this Agreement and the transactions contemplated by this Agreement, the Company and each of its Subsidiaries (i) have operated in the ordinary course of business in all material respects, and (ii) have not taken any action that if taken after the date of this Agreement would constitute a violation of subsections (i), (ii), (iii), (iv), (viii) or (ix) of Section 5.1(a).

Section 3.10           Tax Matters.

(a)            Except as would not, individually or in the aggregate, have a Company Material Adverse Effect:

(i)             (A) the Company and/or each of its Subsidiaries have filed with the appropriate taxing authority when due (taking into account any extension of time within which to file) all Tax Returns required by Applicable Law to be filed with respect to the Company and/or each of its Subsidiaries, (B) all such Tax Returns are true, correct and complete in all respects, and (C) all Taxes of the Company and each of its Subsidiaries (including any Taxes that are required to be deducted and withheld in connection with any amounts paid or owing to any employee, creditor, independent contractor or other third party) required to have been paid (whether or not reflected on a Tax Return) have been paid in full, except for Taxes being contested in good faith or that have been adequately provided for, in accordance with GAAP, in the Company SEC Reports filed prior to the date of this Agreement;

(ii)            there is no action, suit, proceeding, investigation or audit now pending or that has been proposed in writing with respect to the Company or any of its Subsidiaries in respect of any Tax, nor has any claim for additional Tax been asserted in writing by any taxing authority;

(iii)           no claim has been made in writing by any taxing authority in a jurisdiction where the Company or any of its Subsidiaries has not filed income or franchise Tax Returns that it is or may be subject to income or franchise Tax by such jurisdiction;

(iv)           (A) there is no outstanding request for any extension of time for the Company or any of its Subsidiaries to pay any Taxes or file any Tax Returns, other than any such request made in the ordinary course of business; (B) there is no waiver or extension of any applicable statute of limitations for the assessment or collection of any Taxes of the Company or any of its Subsidiaries that is currently in force, and there has been no written request by a Governmental Entity to execute such a waiver or extension; and (C) neither the Company nor any of its Subsidiaries is a party to or bound by any agreement (other than (1) any commercial Contract entered into in the ordinary course and not primarily related to Taxes or (2) any agreement solely among the Company and/or its Subsidiaries) providing for the payment of Taxes, payment for Tax losses, entitlements to refunds or similar Tax matters;

(v)           neither the Company nor any of its Subsidiaries has participated in any “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2) (or in the case of any foreign jurisdiction, any transaction the principal purpose of which was the avoidance of, or obtaining of an advantage in relation to, Taxes and which is required by Applicable Law to be specifically disclosed to any taxing authority);

(vi)           within the last two (2) years, neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed, in whole or in part, by Section 355 of the Code;

(vii)          there is no Lien, other than a Permitted Lien, on any of the assets or properties of the Company or any of its Subsidiaries as a result of any failure or alleged failure to pay any Tax;

(viii)         neither the Company nor any of its Subsidiaries has any liability for the Taxes of any Person (other than any of the Company and its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of U.S. state or local or non-U.S. law), or as a transferee or successor; and

(ix)            the Company and its Subsidiaries are not bound with respect to the current or any future taxable period by any closing agreement (within the meaning of Section 7121(a) of the Code or any similar provision of U.S. state or local or non-U.S. law) or other written agreement with a taxing authority.

(b)            For all taxable years since its inception, each Public Fund that is a U.S. resident for U.S. federal income tax purposes has elected to be treated as, and has qualified to be classified as, a regulated investment company taxable under Subchapter M of Chapter 1 of the Code.

Section 3.11            Absence of Undisclosed Liabilities. There are no liabilities or obligations of the Company or any Subsidiary thereof of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than (a) liabilities or obligations disclosed, reflected or reserved against and provided for in the consolidated balance sheet of the Company as of September 30, 2025 included in the Company SEC Reports filed prior to the date of this Agreement or referred to in the notes thereto, (b) liabilities or obligations incurred in the ordinary course of business since September 30, 2025, (c) liabilities or obligations that would not, individually or in the aggregate, have a Company Material Adverse Effect or (d) liabilities or obligations incurred pursuant to this Agreement.

Section 3.12            Company Property.

(a)            All material real property owned by the Company and its Subsidiaries as of the date of this Agreement is hereinafter referred to as the “Company Owned Real Property.” Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, the Company and its Subsidiaries have good and valid title to all of the Company Owned Real Property free and clear of Liens other than Permitted Liens. All leases, site leases, subleases and occupancy agreements, together with all material amendments thereto, in which either of the Company or its Subsidiaries has a leasehold interest, license or similar occupancy rights, whether as lessor or lessee, and which involve payments by the Company or its Subsidiaries in excess of $10,000,000 per year, are hereinafter each referred to as a “Company Lease” and collectively as the “Company Leases”; the property covered by Company Leases under which either of the Company or its Subsidiaries is a lessee is referred to herein as the “Company Leased Real Property”; the Company Leased Real Property, together with the Company Owned Real Property, collectively being the “Company Property.”

(b)            Since December 31, 2024 no Company Lease has been modified or amended in writing in any way materially adverse to the business of the Company and its Subsidiaries, taken as a whole, and no party to any Company Lease has given either of the Company or its Subsidiaries written notice of or, to the Knowledge of the Company, made a claim with respect to any breach or default, except for such defaults or breaches that would not, individually or in the aggregate, have a Company Material Adverse Effect.

Section 3.13            Funds.

(a)            Each Public Fund is duly registered with the SEC as an investment company under the Investment Company Act and has, since December 31, 2022 (or its inception, if later), filed all Public Fund SEC Documents in compliance with the Securities Act, the Investment Company Act, the Exchange Act and other Applicable Law, except as would not (x) reasonably be expected to have, individually or in the aggregate, a material adverse effect with respect to the Public Fund in question or (y) have a Company Material Adverse Effect. Since December 31, 2022 (or its inception, if later), each Public Fund’s (i) prospectus and statement of additional information (including supplements thereto) forming the part of any registration statement filed with the SEC under the Securities Act and the Investment Company Act, (ii) annual and semi-annual shareholder reports filed with the SEC pursuant to Section 30 of the Investment Company Act and (iii) supplemental advertising and marketing materials prepared by or on behalf of the Company or an Affiliate of the Company did not at the time they were filed (if required to be filed), and did not during the period of their authorized use, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were or are made, not misleading. Each Investment Advisory Arrangement with a Public Fund has been duly approved, continued and at all times since December 31, 2022 (or its effective date, if later) has been in compliance in all material respects with Section 15(a) of the Investment Company Act. No more than 25% of the members of the board of directors or trustees of any Public Fund have been “interested persons” (as defined in the Investment Company Act) of the Company, any Subsidiary or any other investment adviser for such Public Fund. No Private Fund is required to register as an investment company under the Investment Company Act. Notwithstanding the foregoing, no such representation or warranty is made with respect to any Fund as to any period prior to the commencement of such Fund’s management by the Company or any of its Subsidiaries.

(b)            Each Fund that is a juridical entity is (i) duly organized, validly existing and in good standing or similar concept under the laws of the jurisdiction of its organization and has all requisite corporate, trust, company or partnership power (as the case may be) to own its properties and assets and to conduct its business as now conducted, except where the failure thereof would not, individually or in the aggregate, have a material adverse effect with respect to the Fund in question or have a Company Material Adverse Effect and (ii) duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in every jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified or so qualified or in good standing would not, individually or in the aggregate, have a material adverse effect with respect to the Fund in question or have a Company Material Adverse Effect. Since December 31, 2022 (or the inception of such Fund if later), the shares, units or interests, as applicable, of each Fund have been issued and sold in compliance with Applicable Law including, with respect to any Fund offered or sold outside the United States, the registration and licensing requirements of any applicable non-U.S. jurisdiction, except as would not, individually or in the aggregate, have a material adverse effect with respect to the Fund in question or have a Company Material Adverse Effect. Notwithstanding the foregoing, no such representation or warranty is made with respect to any Fund as to any period prior to the commencement of such Fund’s management by the Company or any of its Subsidiaries.

(c)            Except as would not, individually or in the aggregate, have a material adverse effect with respect to the Fund in question or have a Company Material Adverse Effect, each Fund currently is, and has since December 31, 2022 (or its inception, if later), been operated in compliance with (i) Applicable Law, (ii) any applicable order, judgment or decree of any Governmental Entity or Self-Regulatory Organization, (iii) its governing documents and material agreements, and (iv) its investment objectives, policies and restrictions.

(d)            Since December 31, 2022, none of the offering memoranda used in connection with an offering of shares, units or interests of any Private Fund, including any supplemental advertising and marketing materials prepared by or on behalf of the Company or any Subsidiary thereof, contained an untrue statement of material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(e)            Except as would not, individually or in the aggregate, have a material adverse effect with respect to the Private Fund in question or have a Company Material Adverse Effect, since December 31, 2022, the offering memoranda used in connection with an offering of shares, units of interests of any Private Fund, including any supplemental advertising and marketing materials prepared by or on behalf of the Company or any Affiliate thereof, contains all required disclosures and information to comply with Applicable Laws.

(f)            Except as would not, individually or in the aggregate, have a material adverse effect with respect to the Fund in question or have a Company Material Adverse Effect, there are no liabilities or obligations of any Fund of any kind whatsoever, whether known or unknown, accrued, contingent, absolute, determined, determinable or otherwise other than (i) (A) for each Public Fund, liabilities or obligations disclosed and provided for in the balance sheet of such Public Fund or referred to in the notes thereto contained in the most recent annual or semi-annual report filed by the Public Fund prior to the date hereof with the SEC, (B) for each Private Fund, liabilities or obligations disclosed and provided for in the balance sheet of such Private Fund or referred to in the notes thereto contained in the most recent report (1) distributed by the Private Fund to its shareholders or other interest holders or (2) as applicable, filed with a non-U.S. Governmental Entity or Self-Regulatory Organization, in each case prior to the date hereof and provided or made available to Parent or (C) for each Non-U.S. Retail Fund, liabilities or obligations disclosed and provided for in the balance sheet of such Non-U.S. Retail Fund or referred to in the notes thereto contained in the most recent annual or semi-annual report published by the Non-U.S. Retail Fund and sent to the relevant non-U.S. Governmental Entity in accordance with Applicable Laws and regulations, or (ii) for each Fund, liabilities or obligations incurred in the ordinary course of business since the date of the Fund’s applicable report referenced in clause (i)(A), (B) or (C) above.

(g)            Except as would not, individually or in the aggregate, have a material adverse effect with respect to the Fund in question or have a Company Material Adverse Effect, there are no Proceedings pending or, to the Knowledge of the Company, threatened in writing, before any Governmental Entity or Self-Regulatory Organization, or before any arbitrator of any nature, brought by or against any of the Funds or any of their officers or directors involving or relating to the Funds, the assets, properties or rights of any of the Funds.

(h)            Each Non-U.S. Retail Fund and its management company is in compliance with Applicable Laws, except as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect with respect to the Non-U.S. Retail Fund in question or have a Company Material Adverse Effect. Since December 31, 2022 (or its inception, if later), each Non-U.S. Retail Fund’s (i) prospectus or comparable offering documents (including supplements thereto), (ii) annual and semi-annual reports and (iii) supplemental advertising and marketing materials and any other key investor information prepared by or on behalf of the Company or an Affiliate of the Company did not at the time they were filed (if required to be filed), and did not during the period of their authorized use, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were or are made, not misleading. Each Investment Advisory Arrangement with a Non-U.S. Retail Fund has been duly approved, continued and at all times since December 31, 2022 has been in compliance in all material respects with Applicable Laws.

Section 3.14           Intellectual Property.

(a)            Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) the Company and its Subsidiaries own all right, title and interest in and to, or have valid and enforceable licenses to use, all the Company Intellectual Property (provided, that the foregoing is not a representation or warranty with respect to infringement, misappropriation or other violation of Intellectual Property); (ii) to the Knowledge of the Company, no third party is infringing any Company Owned Intellectual Property; (iii) to the Knowledge of the Company, the Company and its Subsidiaries are not infringing, misappropriating or violating any Intellectual Property right of any third party; and (iv) as of the date of this Agreement, there is no Proceeding pending or, to the Knowledge of the Company, threatened in writing against the Company or its Subsidiaries: (A) alleging any such violation, misappropriation or infringement of a third party’s Intellectual Property rights; or (B) challenging the Company’s or its Subsidiaries’ ownership or use of, or the validity or enforceability of, any Company Owned Intellectual Property.

(b)           All material issued Patents, registered trademarks and service marks, registered copyrights, and applications for any of the foregoing, in each case issued by, filed with, or recorded by, any Governmental Entity and constituting Company Owned Intellectual Property are hereinafter referred to as the “Company Registered Intellectual Property.” All Company Registered Intellectual Property is owned exclusively by the Company and/or its Subsidiaries, free and clear of all Liens other than Permitted Liens.

(c)            Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, the Company and its Subsidiaries do not use or distribute, and have not used or distributed, any Open Source Software in any manner that would require any source code of the software included in the Company Owned Intellectual Property to be disclosed, licensed for free, publicly distributed, attributed to any Person or dedicated to the public.

Section 3.15           Licenses and Permits. As of the date of this Agreement, the Company and its Subsidiaries own or possess all right, title and interest in and to each of their respective licenses, permits, franchises, registrations, authorizations and approvals issued or granted to any of the Company or its Subsidiaries by any Governmental Entity that are required for the operation of the businesses of the Company and its Subsidiaries (the “Company Licenses and Permits”), except, in each case, as would not, individually or in the aggregate, have a Company Material Adverse Effect. The Company has taken all necessary action to maintain such Company Licenses and Permits, except for such failures that would not, individually or in the aggregate, have a Company Material Adverse Effect. Each Company License and Permit has been duly obtained, is valid and in full force and effect, and is not subject to any pending or, to the Knowledge of the Company, threatened in writing, administrative or judicial proceeding to revoke, cancel, suspend or declare such Company License and Permit invalid in any respect, except, in each case, as would not, individually or in the aggregate, have a Company Material Adverse Effect. None of the operations of the Company or its Subsidiaries is being conducted in a manner that violates in any material respects any of the terms or conditions under which any Company License and Permit was granted, except for such violations that would not, individually or in the aggregate, have a Company Material Adverse Effect. Since December 31, 2022, no written notices have been received by, and no claims have been filed against, the Company or its Subsidiaries alleging a failure to hold any requisite permits, regulatory approvals, licenses or other authorizations, except, in each case, as would not, individually or in the aggregate, have a Company Material Adverse Effect.

Section 3.16           Compliance with Law.

(a)            Since the later of (x) such entity’s commencement of operations and (y) December 31, 2022, the operations of the business of the Company and its Subsidiaries have been conducted in accordance with all Applicable Laws, except as would not, individually or in the aggregate, have a Company Material Adverse Effect. Since the later of (x) such entity’s commencement of operations and (y) December 31, 2022, none of the Company or its Subsidiaries has received written notice of any violation (or any investigation with respect thereto) of any such Applicable Law, and none of the Company or its Subsidiaries is in default with respect to any order, writ, judgment, award, injunction or decree of any national, federal, state or local court or governmental or regulatory authority or arbitrator, domestic or foreign, applicable to any of its assets, properties or operations, except for any of the foregoing that would not, individually or in the aggregate, have a Company Material Adverse Effect.

(b)            Since December 31, 2022, the Company and each of its officers and directors have been and are in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act or the Exchange Act and (ii) the applicable listing and corporate governance rules and regulations of the NYSE.

(c)            The management of the Company has (i) implemented (x) disclosure controls and procedures reasonably designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, required to be disclosed by the Company in its filings with the SEC under the Exchange Act is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC under the Exchange Act and (y) a system of internal control over financial reporting reasonably designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and (ii) disclosed, based on its most recent evaluation prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company’s Board of Directors (A) any material weakness in the internal controls over financial reporting which could adversely affect the Company’s ability to record, process, summarize and report financial data and has identified for the Company’s auditors any significant deficiencies in internal controls over financial reporting and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. Since December 31, 2022, none of the Company, any of its Subsidiaries or, to the Knowledge of the Company, any director, officer, employee or independent auditor thereof, has received or made any material complaint, allegation, assertion or claim, whether written or oral, regarding the financial accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal financial accounting controls.

(d)            Schedule 3.16(d) lists the name of each Investment Adviser Subsidiary of the Company. Each Investment Adviser Subsidiary of the Company is, and has been at all times required since the later of (w) the effective date of such Investment Adviser Subsidiary’s registration, licensing or qualification and (x) December 31, 2022, registered as an investment adviser under the Advisers Act. Each Investment Adviser Subsidiary of the Company is, and has been at all times required since the later of (y) the effective date of such Investment Adviser Subsidiary’s registration, licensing or qualification and (z) December 31, 2022, registered as an investment adviser in each jurisdiction where the conduct of its business requires such registration and is in compliance with all U.S. federal and state and non-U.S. Applicable Laws requiring any such registration, licensing or qualification, except, in each case, as would not, individually or in the aggregate, have a Company Material Adverse Effect. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, neither the Company nor any Subsidiary, except each Investment Adviser Subsidiary of the Company and Non-U.S. Investment Adviser Subsidiaries, provides investment advisory services to any Person or, since December 31, 2022, is or has been an “investment adviser” within the meaning of the Advisers Act or required under Applicable Law to be registered, licensed or qualified as an investment adviser in any state or non-U.S. jurisdiction. Since December 31, 2022, each Form ADV or amendment to Form ADV of each Investment Adviser Subsidiary of the Company, as of the date of filing with the SEC (and with respect to Form ADV Part 2B or its equivalent, its date) did not, as of such respective date, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except, in each case, as would not, individually or in the aggregate, have a Company Material Adverse Effect. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, each Client’s account is being managed, and has since December 31, 2022 (or inception of the relationship, if later) been managed, by the applicable Investment Adviser Subsidiary or Non-U.S. Investment Adviser Subsidiary in compliance with (i) Applicable Law, (ii) any applicable order, judgment or decree of any Governmental Entity or Self-Regulatory Organization, (iii) the Client’s Investment Advisory Arrangement, and (iv) the Client’s investment objectives, policies and restrictions.

(e)            Schedule 3.16(e) lists the name of each Subsidiary of the Company registered, or required to be registered, as a broker-dealer under the Exchange Act (each, a “Company Broker-Dealer Subsidiary”). Each Company Broker-Dealer Subsidiary is, and has been at all times since December 31, 2022, duly registered, licensed or qualified as a broker-dealer under the Exchange Act, and under the securities laws of each jurisdiction where the conduct of its business requires such registration, licensing or qualification, except for any failure to be so registered, licensed or qualified in any such jurisdiction or to be in such compliance that would not, individually or in the aggregate, have a Company Material Adverse Effect. No other Subsidiary of the Company has, since December 31, 2022 engaged in activities requiring to it register as a broker-dealer under the Exchange Act. Each Company Broker-Dealer Subsidiary is a member in good standing of FINRA and each other Self-Regulatory Organization where the conduct of its business requires such membership, except where the failure to be in such good standing would not, individually or in the aggregate, have a Company Material Adverse Effect. Since December 31, 2022, each Form BD or amendment to Form BD of each Company Broker-Dealer Subsidiary, and each other filing made by any Company Broker-Dealer Subsidiaries with the SEC or FINRA as of the date of filing with the SEC and FINRA, did not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(f)            Schedule 3.16(f) lists the name of each Non-U.S. Investment Adviser Subsidiary of the Company and each non-U.S. jurisdiction in which it is, or since December 31, 2022 has been, registered, licensed or qualified to do business. Each Non-U.S. Investment Adviser Subsidiary of the Company is, and has been at all times since December 31, 2022 registered licensed or qualified as an investment adviser, investment manager, or other provider of investment services in each jurisdiction where the conduct of its business requires such registration and is in compliance with all non-U.S. Applicable Laws requiring any such registration, licensing or qualification, except, in each case, as would not, individually or in the aggregate, have a Company Material Adverse Effect. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, each employee of the Company or any of its Subsidiaries who is required to be registered or licensed as a registered representative, principal, investment adviser representative, salesperson or equivalent with any Governmental Entity or Self-Regulatory Organization is duly registered or licensed as such and such registration or license is in full force and effect.

(g)            Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, each director, officer or employee of the Company or any of its Subsidiaries who is required to be registered or licensed as a registered representative, principal, associated person, investment adviser representative, salesperson or equivalent with any Governmental Entity or Self-Regulatory Organization is duly registered or licensed as such and such registration or license is in full force and effect.

(h)            None of the Company, any of its Subsidiaries, any officer, director or employee thereof or, to the Knowledge of the Company, any other “affiliated person” (as defined in the Investment Company Act) thereof is ineligible pursuant to Section 9(a) or 9(b) of the Investment Company Act to serve in any capacity referred to in Section 9(a) thereof to a Public Fund, nor is there any Proceeding pending or, to the Knowledge of the Company, threatened in writing, by any Governmental Entity or Self-Regulatory Organization, which would reasonably be expected to become the basis for any such ineligibility. None of the Company, any of its Subsidiaries, any officer, director or employee thereof or, to the Knowledge of the Company, any other “associated person” (as defined in the Advisers Act) thereof is ineligible pursuant to Section 203 of the Advisers Act to serve as a registered investment adviser or as an associated person of a registered investment adviser, nor is there any Proceeding pending or, to the Knowledge of the Company, threatened in writing, by any Governmental Entity or Self-Regulatory Organization, which would reasonably be expected to become the basis for any such ineligibility. None of the Company, any of its Investment Adviser Subsidiaries or any officer or director thereof is subject to any of the disqualifying events listed in Rule 506(d) of Regulation D under the Securities Act. None of the Company, any of its Subsidiaries, any officer, director or employee thereof or, to the Knowledge of the Company, any other “associated person” or “principal” (in each case, as defined for purposes of the CEA or the registration rules of the NFA) thereof is ineligible pursuant to Section 8a of the CEA to serve as a commodity pool operator or a commodity trading advisor or as an associated person or principal of a registered commodity pool operator or commodity trading advisor, nor is there any Proceeding pending or, to the Knowledge of the Company, threatened in writing, by any Governmental Entity or Self-Regulatory Organization, which would reasonably be expected to become the basis for any such ineligibility.

(i)             The Company has made available to Parent a true and correct copy of each material no-action letter, exemptive order or similar regulatory relief issued by any Governmental Entity or Self-Regulatory Organization (including without limitation the SEC, the CFTC, FINRA, and the NFA) to any of the Company or its Subsidiaries or any Fund that remains applicable to its respective business as conducted on the date of this Agreement. The Company, its Subsidiaries and the Funds are in compliance in all material respects with any such material no-action letters, exemptive orders or similar regulatory relief.

(j)             Each officer, employee or similar Person of each Company Broker-Dealer Subsidiary, including any independent contractors performing similar functions, who is required to be registered, licensed or qualified as a representative or principal (as such term is defined in FINRA Rules 1210 and 1220) is duly registered, licensed or qualified as such, and has been so registered, licensed or qualified at all times while in the employ or under control with the respective Company Broker-Dealer Subsidiary, as applicable, under Applicable Law, and each such registration, license and qualification is in full force and effect, except where the failure to be so registered, licensed or qualified would not have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, there are no actions pending, or threatened to terminate, suspend, limit or adversely modify any such registration. None of the Company or any of its Subsidiaries is, nor is any Affiliate of any of them, nor any “associated person” as defined in the Exchange Act (i) ineligible or disqualified pursuant to Section 15(b) of the Exchange Act to act as a broker-dealer or as an “associated person” of a registered broker-dealer or (ii) is subject to a “statutory disqualification” as defined in Section 3(a)(39) of the Exchange Act, “heightened supervision” under the rules of FINRA, or subject to a disqualification that would be a basis for censure, limitations on the activities, functions or operations of, or suspension or revocation of the registration of any of the Company Broker-Dealer Subsidiaries as broker-dealers, municipal securities dealers, government securities brokers or government securities dealers under Section 15, Section 15B or Section 15C of the Exchange Act, or performing similar functions under the Applicable Laws of other jurisdictions, and there is no formal proceeding or written notice of investigation (or, to the Company’s Knowledge, any informal proceeding or investigation) by any Governmental Entity or Self-Regulatory Organization, whether preliminary or otherwise, that is reasonably likely to result in, any such censure, limitation, suspension or revocation, except, in each case, as would not, individually or in the aggregate, have a Company Material Adverse Effect.

(k)            None of the Company or any of its Subsidiaries is, nor is any Affiliate of any of them, nor any associated person as defined in the Exchange Act, subject to a “statutory disqualification” as defined in Section 3(a)(39) of the Exchange Act or subject to a disqualification that would be a basis for censure, limitations on the activities, functions or operations of, or suspension or revocation of the registration of any of the Company Broker-Dealer Subsidiaries as broker-dealers, municipal securities dealers, government securities brokers or government securities dealers under Section 15, Section 15B or Section 15C of the Exchange Act, or performing similar functions under the Applicable Laws of other jurisdictions, and there is no formal proceeding or written notice of investigation (or, to the Company’s Knowledge, any informal proceeding or investigation) by any Governmental Entity or Self-Regulatory Organization, whether preliminary or otherwise, that is reasonably likely to result in, any such censure, limitation, suspension or revocation, except, in each case, as would not, individually or in the aggregate, have a Company Material Adverse Effect.

(l)             Schedule 3.16(l) lists each Investment Adviser Subsidiary of the Company that is required to be registered as a commodity pool operator or commodity trading advisor under the CEA (each a “Company Commodity Subsidiary”). Each Company Commodity Subsidiary is, and has been at all times since December 31, 2022 to the extent required by Applicable Law, registered as a commodity trading advisor and, as applicable based on its activities, a commodity pool operator under the CEA and a member in good standing of the NFA. No Subsidiary except each Company Commodity Subsidiary acts or has acted as a “commodity pool operator” or “commodity trading advisor” of or with respect to any Person within the meaning of the CEA since December 31, 2022. No Subsidiary except each Company Commodity Subsidiary is required to be registered with the CFTC as a commodity pool operator or commodity trading advisor. Each Company Commodity Subsidiary is duly registered, licensed or qualified as a commodity pool operator or commodity trading advisor in each jurisdiction where the conduct of its business requires such registration and is in compliance with all federal, state and foreign Applicable Laws requiring any such registration, licensing or qualification, in each case, except as would not, individually or in the aggregate, have a Company Material Adverse Effect. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, since December 31, 2022, each Company Commodity Subsidiary has complied with all reporting, recordkeeping and disclosure requirements of the CFTC and NFA to the extent applicable to it as a registered commodity pool operator and/or commodity trading advisor. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, since December 31, 2022, each form or report of each Company Commodity Subsidiary filed with the CFTC or NFA, as of the date of filing, complied with Applicable Law and did not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. To the extent that a Company Commodity Subsidiary relies on any exemptions from registration under the CEA with respect to its activities relating to one or more Funds, such Company Commodity Subsidiary has, since December 31, 2022, made all applicable filings and taken all actions necessary to claim (and, as applicable, periodically affirm) such exemptions. Neither the Company nor any of its Subsidiaries is, nor is any Affiliate of any of them, nor any associated person or principal (in each case, as defined in the CEA or the registration rules of the NFA), subject to a “statutory disqualification” as defined in Section 8a of the CEA or subject to a disqualification that would be a basis for censure, limitations on the activities, functions or operations of, or suspension or revocation of the registration of any of the Company Commodity Subsidiaries as a commodity pool operator or commodity trading adviser under the CEA, or performing similar functions under the Applicable Laws of other jurisdictions, and there is no formal proceeding or written notice of investigation (or, to the Company’s Knowledge, any informal proceeding or investigation) by any Governmental Entity or Self-Regulatory Organization, whether preliminary or otherwise, that is reasonably likely to result in any such censure, limitation, suspension or revocation, except, in each case, as would not, individually or in the aggregate, have a Company Material Adverse Effect.

(m)           To the extent that the Company or any of its Subsidiaries has rendered investment advisory, investment management or any other related services or acted as a fiduciary (within the meaning of ERISA, the Code, or any state or local Applicable Laws relating to non-ERISA benefit plan assets or accounts (“Similar Law”)) with respect to the assets of (i) an ERISA Plan or a plan subject to Similar Law, (ii) a Person acting on behalf of such a plan, (iii) a plan or arrangement subject to Section 4975 of the Code or (iv) any Person whose assets are deemed to be “plan assets” within the meaning of Department of Labor Regulation Section 2510.3-101, as modified for Section 3(42) of ERISA, or Similar Law (each, a “Benefit Plan Client”), since December 31, 2021, the Company and its Subsidiaries have acted in compliance in all respects with the applicable requirements of ERISA, the Code and Similar Law, and none of the Company nor any of its Subsidiaries have engaged in, or caused a Benefit Plan Client to engage in, any non-exempt prohibited transaction within the meaning of Title I of ERISA, Section 4975 of the Code or Similar Law, in each case under this clause (m), except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

(n)            Each Company Broker-Dealer Subsidiary currently maintains, and since December 31, 2022 has maintained, “net capital” (as such term is defined in Rule 15c3-1(c)(2) under the Exchange Act) equal to or in excess of the minimum “net capital” required to be maintained by each Company Broker-Dealer Subsidiary, and in an amount sufficient to ensure that it is not required to file a notice under Rule 17a-11 under the Exchange Act.

(o)            Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, each of the Company Broker-Dealer Subsidiary has established and maintained in effect, at all times required by Applicable Law, written policies and procedures reasonably designed to achieve compliance with, as applicable, the Exchange Act, and the rules thereunder, the rules of the state securities authorities and the rules of each applicable Self-Regulatory Organization of which the Company Broker-Dealer Subsidiary was a member during such time period (“Broker Compliance Policies”). Each of the Company Broker-Dealer Subsidiaries has used appropriate efforts to ensure that its supervised persons comply in all material respects with the Broker Compliance Policies, as applicable. True, correct and complete current copies of the Broker Compliance Policies have been made available to Parent.

Section 3.17           Litigation. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, there are no Proceedings pending or, to the Knowledge of the Company, threatened in writing, before any Governmental Entity, or before any arbitrator of any nature, brought by or against any of the Company or its Subsidiaries or any of their officers or directors involving or relating to the Company or its Subsidiaries, the assets, properties or rights of any of the Company and its Subsidiaries or the transactions contemplated by this Agreement. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, there is no judgment, decree, injunction, ruling or order of any Governmental Entity or before any arbitrator of any nature outstanding, or to the Knowledge of the Company, threatened in writing, against either of the Company or any of its Subsidiaries.

Section 3.18           Contracts.

(a)            Schedule 3.18(a) sets forth a complete and correct list in all material respects of all Material Contracts as of the date of this Agreement.

(b)            Each Material Contract is valid, binding and enforceable against the Company or its Subsidiaries, and in full force and effect, subject to bankruptcy, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting the enforcement of creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law), except to the extent that the failure to be in full force and effect would not, individually or in the aggregate, have a Company Material Adverse Effect. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) each of the Company and its Subsidiaries has performed all obligations required to be performed by it to date under, and is not in default or delinquent in performance, status or any other respect (claimed or actual) in connection with, any Material Contract, and (ii) no event has occurred which, with due notice or lapse of time or both, would constitute such a default. To the Knowledge of the Company, as of the date hereof, no other party to any Material Contract is in default in respect thereof, and no event has occurred which, with due notice or lapse of time or both, would, individually or in the aggregate, constitute such a default except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

(c)            A “Material Contract” shall mean any Contract to which either of the Company or any of its Subsidiaries is a party constituting:

(i)             any Contract required to be filed by the Company as a “material contract” pursuant to Item 601(b)(9) or 601(b)(10) of Regulation S-K under the Securities Act;

(ii)            any Contract relating to Indebtedness for borrowed money in excess of $20,000,000 or any guarantee thereof;

(iii)           any Contract that restricts the ability of the Company or any of its Subsidiaries to compete in any business or with any Person in any geographical area or provide any type of service in a manner, in each case, that is material to the Company and its Subsidiaries, taken as a whole;

(iv)           any Contract relating to the disposition or acquisition by the Company or any of its Subsidiaries of any material business or any material amount of assets (excluding dispositions or acquisitions which were consummated prior to the date of this Agreement and with respect to which there is no ongoing liability or obligation of the Company or any of its Subsidiaries);

(v)            any Investment Advisory Arrangement that is reasonably likely to provide annual payments in excess of $30,000,000;

(vi)           a joint venture, partnership or limited liability company agreement with third parties, in each case that is material to the Company and its Subsidiaries, taken as a whole, other than partnership or limited liability company agreements that are Funds or side letter arrangements regarding commercial understandings relating to product placement and modeling;

(vii)          an agreement limiting or restricting the ability of either of the Company or its Subsidiaries to make distributions or declare or pay dividends in respect of its capital stock or membership interests, as the case may be; and

(viii)         any Contract (or series of Contracts with a party or related parties), other than Investment Advisory Arrangements or distribution arrangements (and excluding agreements relating to generally commercially available software provided under click-wrap, shrink-wrap or off-the-shelf licenses and any individual statements of work, purchase orders, licenses or similar ancillary agreements or documentation issued or executed in connection with any Contract otherwise listed in Schedule 3.18), that provides for annual payments by or to the Company or any of its Subsidiaries, or pursuant to which the Company or any Subsidiary is reasonably likely to receive or make annual payments, in excess of $20,000,000.

Section 3.19           Employee Plans.

(a)            Schedule 3.19(a) sets forth a correct and complete list of each material Benefit Plan (other than individual offer letters with (i) no severance, retention or change in control payments or benefits and (ii) no other benefits that materially deviate from form agreements that have been made available to Parent).

(b)            With respect to each material Benefit Plan, the Company has made available to Parent, to the extent applicable, correct and complete copies, or forms thereof, of (i) the Benefit Plan document, including, for the avoidance of doubt, any amendments or supplements thereto, and all related trust documents, insurance Contracts or other funding vehicle documents (or where no such copies are available, a written description thereof), (ii) the most recently prepared actuarial report and (iii) all material correspondence to or from any Governmental Entity received since December 31, 2022 with respect thereto (or where no such copies are available, a written description thereof).

(c)            Each Benefit Plan (including any related trusts) has been established, operated and administered in compliance in all respects with its terms and Applicable Laws, including ERISA and the Code, and all contributions or other amounts payable by the applicable sponsor of such Benefit Plan with respect thereto in respect of the current or prior plan year have been paid or accrued in accordance with GAAP, except, in each case, as would not, individually or in the aggregate, have a Company Material Adverse Effect.

(d)            There are no Proceedings (other than routine claims for benefits) pending or, to the Knowledge of the Company, threatened in writing by a Governmental Entity, on behalf of or against any Benefit Plan or any trust related thereto, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

(e)            With respect to each Benefit Plan that is an ERISA Plan, the Company has made available to Parent, to the extent applicable, correct and complete copies of (i) the most recent summary plan description together with any summaries of all material modifications and supplements thereto, (ii) the most recent IRS determination or opinion letter and (iii) the two most recent annual reports on Form 5500 and, for the avoidance of doubt, all schedules and financial statements attached thereto.

(f)             Except as would not, individually or in the aggregate, have a Company Material Adverse Effect each Benefit Plan that is an ERISA Plan and that is intended to be qualified under Section 401(a) of the Code has been determined by the IRS to be so qualified, and to the Knowledge of the Company, nothing has occurred that would adversely affect the qualification or Tax exemption of any such Benefit Plan that is an ERISA Plan. With respect to each Benefit Plan that is an ERISA Plan, neither the Company nor any of its Subsidiaries has engaged in a transaction in connection with which the Company or any of its Subsidiaries reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

(g)            Neither the Company nor any of its ERISA Affiliates contributes to or has any obligation with respect to a Benefit Plan that is subject to Section 412 of the Code or Section 302 or Title IV of ERISA.

(h)            Neither the Company nor any of its ERISA Affiliates maintains, participates in or contributes to, or has any outstanding obligation under any Multiemployer Plan.

(i)             Neither the Company nor any of its respective ERISA Affiliates has any liability with respect to a (i) plan which is subject to Section 412 of the Code or Section 302 or Title IV of ERISA, or (ii) Multiemployer Plan, except, in each case, as would not, individually or in the aggregate, have a Company Material Adverse Effect.

(j)             No Benefit Plan is a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA).

(k)            Except as required by Applicable Law, no Benefit Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person (excluding any individual employment, separation or termination agreements or arrangements under which the Company subsidizes any benefits pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, for any Person), and the Company has no existing material obligation to provide any such benefits to any employees of the Company.

(l)             None of the execution and delivery of or the performance under this Agreement or the consummation of the transactions contemplated by this Agreement could reasonably be expected to, either alone or in combination with another event, (i) entitle any Company Employee to material severance pay or any material increase in severance pay under any Benefit Plan, (ii) accelerate the time of or vesting of any payment under any Benefit Plan, or materially increase the amount of compensation due to any Company Employee under any Benefit Plan, or (iii) limit or restrict the right to merge, terminate, materially amend, supplement or otherwise materially modify or transfer the assets of any Benefit Plan on or following the Effective Time.

(m)           The Company does not have any obligation to provide, and no Benefit Plan or other agreement or arrangement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

(n)            Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, all Benefit Plans subject to the Applicable Laws of any jurisdiction outside of the United States (i) have been maintained in accordance with all applicable requirements, (ii) that are intended to qualify for special Tax treatment, meet all requirements for such treatment, and (iii) that are intended to be funded and/or book-reserved, are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

(o)            Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) the Janus Henderson Group plc Pension Scheme (the “Pension Scheme”) is in compliance, and has been operated in accordance with, all Applicable Laws and regulations relating to the Pension Scheme, including, without limitation, any applicable provisions of the Pensions Act 2008, (ii) the Pension Scheme is a registered pension scheme within the meaning of s.150(2) Finance Act 2004 and, to the Knowledge of the Company, there is no reason why His Majesty’s Revenue and Customs would reasonably be expected to withdraw such registration, (iii) all contributions and expenses in respect of the Pension Scheme have been paid on the due dates and at the rates in accordance with the terms of the Pension Scheme and in the schedule of contributions currently applicable to the Pension Scheme, (iv) no contributions are payable in arrears, and there is no outstanding or contingent liability which may be attributable to the Company or its Subsidiaries to meet any expenses in respect of the Pension Scheme which have already been incurred, other than expenses in the ordinary course of administration of the Pension Scheme, (v) no notifiable event for the purposes of s.69 Pensions Act 2004 has occurred in relation to the Pension Scheme which has not been duly notified to the applicable Governmental Entity or which has fallen within directions issued by the applicable Governmental Entity under s.69(1) Pensions Act 2004, and (vi) no event has taken place which has resulted or will or may result in the commencement of the winding up of the Pension Scheme (or any part of it).

Section 3.20           Insurance. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, the Company and its Subsidiaries maintain insurance policies with reputable insurance carriers against all risks of a character and in such amounts as are usually insured against by similarly situated companies in the same or similar businesses. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect: (a) each insurance policy of the Company and its Subsidiaries is in full force and effect and (b) none of the Company or its Subsidiaries is in default under any provisions of any such policy of insurance nor has any of the Company or its Subsidiaries received notice of cancellation of or cancelled any such insurance since December 31, 2022.

Section 3.21           Affiliate Transactions. There are no transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any director or executive officer of the Company, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act with respect to the Company other than ordinary course of business employment agreements and similar employee arrangements.

Section 3.22           Labor Matters.

(a)            Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, there is no, and since December 31, 2022, there has not been any, strike, lockout, slowdown, work stoppage, unfair labor practice or other labor dispute, or arbitrations or grievances pending or, to the Knowledge of the Company, threatened, that may interfere in any material respect with the respective business activities of the Company or any of its Subsidiaries or prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement. The Company and each of its Subsidiaries is in compliance with all Applicable Laws regarding labor, employment and employment practices, wages and hours (including classification of employees, discrimination, harassment and equitable pay practices), and occupational safety and health, including the appropriate classification of all current or former Company Employees as “exempt” or “non-exempt” and the payment of appropriate overtime, except as would not, individually or in the aggregate, have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has incurred any obligation or liability under the Worker Adjustment and Retraining Notification Act of 1988 or any similar state or local Applicable Law that remains unsatisfied, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

(b)            There are no pending, or, to the Company’s Knowledge, threatened material Proceedings against the Company or any of its Subsidiaries with respect to the classification or misclassification of Company Employees.

(c)            To the Company’s Knowledge, since December 31, 2021, no allegations of harassment have been made against any individual in his or her capacity as (i) an officer of the Company or any of its Subsidiaries, or (ii) a member of the Board of Directors of the Company or any of its Subsidiaries.

Section 3.23           Privacy; Data Security. Since December 31, 2022, except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (a) the Company and its Subsidiaries are in compliance with (i) all applicable Privacy Laws, (ii) all of the Company’s and its Subsidiaries’ written, public facing policies regarding Personal Information (“Privacy Policies”), and (iii) all of the Company’s and its Subsidiaries’ contractual obligations with respect to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (technical, physical and administrative), disposal, destruction, disclosure, or transfer (including cross-border) of Personal Information; (b) no Privacy Policies of the Company and its Subsidiaries have contained any material omissions or been misleading or deceptive; (c) the Company and its Subsidiaries have implemented and at all times maintained reasonable safeguards, consistent with practices in the industry in which the Company and its Subsidiaries operate, to protect Personal Information and other confidential data in their possession or under their control against loss, theft, misuse or unauthorized access, use, modification or disclosure and to protect the confidentiality, integrity and security of the IT Systems from potential unauthorized use, access, interruption or modification by third parties in a manner that would violate any Applicable Law; (d) the Company and its Subsidiaries have taken commercially reasonable steps to ensure that any third party to whom the Company and its Subsidiaries have granted access to Personal Information collected by or on behalf of the Company and its Subsidiaries has implemented and maintained the same; (e) there have been no breaches or security incidents (including any unauthorized or improper access to or use or corruption of any of the IT Systems), or misuse of or unauthorized access to or disclosure of any Personal Information in the possession or control of the Company and its Subsidiaries or collected, used or processed by or on behalf of any of the Company and its Subsidiaries; (f) the Company and its Subsidiaries have not provided or been legally required to provide any notices to any Person in connection with any such breaches, security incidents, or misuse of or unauthorized access to or disclosure of any Personal Information in the possession or control of the Company and its Subsidiaries or collected, used or processed by or on behalf of any of the Company and its Subsidiaries; and (g) neither the Company nor any of its Subsidiaries has received any written notice of any claims (including written notice from third parties acting on its behalf), of, or been charged with, the violation of, any Privacy Laws, applicable Privacy Policies, or contractual commitments with respect to Personal Information.

Section 3.24           No Brokers. Other than Goldman Sachs & Co. LLC (“Goldman”), there is no broker, finder or similar intermediary that is entitled to any broker’s, finder’s or similar fee or other commission from the Company or its Subsidiaries in connection with this Agreement or the transactions contemplated hereby. The Company has heretofore furnished to Parent a complete and correct copy of all agreements between the Company and Goldman pursuant to which Goldman would be entitled to any payment relating to the transactions contemplated hereby.

Section 3.25           Takeover Statutes. There are no “moratorium,” “control share acquisition,” “fair price,” “affiliate transactions,” or “business combination statute or regulation” or other similar state or other anti-takeover Applicable Laws applicable to the Merger.

Section 3.26           Opinion of Financial Advisors. The Special Committee has received the opinion of Goldman Sachs & Co. LLC, dated as of the date of such opinion, to the effect that, as of such date, and subject to, among other things, the procedures followed, matters considered, and conditions, limitations, qualifications and assumptions set forth therein, the Merger Consideration to be paid to the holders (other than Parent, the Stockholder and their respective affiliates) of the Company Common Stock pursuant to this Agreement is fair from a financial point of view to such holders. A written copy of such opinion will be made available to Parent solely for informational purposes promptly following the execution of this Agreement.

Section 3.27           Board Approval. The Board of Directors of the Company, acting upon the unanimous recommendation of the Special Committee, has unanimously (other than those directors recusing themselves in accordance with Applicable Law) (i) resolved, as required by the Companies Law, in the opinion of the directors voting for the resolution, that as required by Article 127E(1) of the Companies Law this Agreement and the transactions contemplated hereby (including the Merger) are in the best interests of the Company, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby (including the Merger), (iii) directed that the approval and adoption of this Agreement (including the Merger) be submitted to a vote at a meeting of the Company’s stockholders, and (iv) recommended the approval and adoption of this Agreement (including the Merger) by the Company’s stockholders pursuant to Article 127F(1) of the Companies Law. The Company hereby agrees to the inclusion in the proxy statement relating to the matters to be submitted to the holders of Company Common Stock at the Company stockholders meeting to approve the Merger (the “Company Stockholders Meeting”) (such proxy statement, and any amendments or supplements thereto, the “Proxy Statement”), of the recommendation of the Board of Directors of the Company described in this Section 3.27 (subject to the right of the Board of Directors of the Company (on the recommendation of the Special Committee) to withdraw, amend or modify such recommendation in accordance with Section 7.6)). The applicable members of the Board of Directors of the Company have resolved as required by Article 127E(3) of the Companies Law that the directors voting for the resolution are satisfied on reasonable grounds that they can properly make the solvency statement in respect of the Company as required under (A) Article 127E(5) of the Companies Law; and (B) Article 127E(6) of the Companies Law (if applicable).

Section 3.28           Vote Required. The affirmative vote, where quorum is present, of the holders of at least two-thirds (2/3) of the shares of Company Common Stock present and voting either in person or by proxy at the Company Stockholders Meeting (the “Required Company Vote”) is the only vote of the holders of any class or series of the Company’s capital stock necessary to approve the Merger.

Section 3.29           No Improper Payments to Foreign Officials; Trade Laws.

(a)            Since December 31, 2020, (i) the Company and its Subsidiaries, directors, officers and employees have complied in all material respects with the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act 2010, as amended, the Corruption (Jersey) Law 2006, and any other U.S. or non-U.S. anticorruption or anti-bribery Applicable Laws (collectively, the “Anticorruption Laws”), and (ii) neither the Company, any Subsidiary of the Company nor, to the Knowledge of the Company, any of the Company’s directors, officers, employees, agents or other representatives acting on the Company’s behalf have, directly or indirectly, in each case, in violation in any material respects of the Anticorruption Laws (A) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (B) offered, promised, paid or delivered any unlawful fee, commission or other sum of money or item of value, however characterized, to any finder, agent or other party acting on behalf of or under the auspices of a governmental or political employee or official or governmental or political entity, political agency, department, enterprise or instrumentality, in the United States or any other country, (C) made any payment to any customer or supplier, or to any officer, director, partner, employee, or agent of any such customer or supplier, for the unlawful sharing of fees to any such customer or supplier or any such officer, director, partner, employee, or agent for the unlawful rebating of charges, (D) made any other unlawful payment or given any other unlawful consideration to any such customer or supplier or any such officer, director, partner, employee, or agent or (E) taken any action or made any omission in violation of any applicable law governing imports into or exports from the United States or any foreign country, or relating to economic sanctions or embargoes, corrupt practices, money laundering, or compliance with unsanctioned foreign boycotts.

(b)            Since December 31, 2020, the United States government has not notified the Company or any of its Subsidiaries in writing of any actual or alleged violation or breach of the Anticorruption Laws. To the Knowledge of the Company, none of the Company or any of its Subsidiaries is under investigation by any Governmental Entity for alleged violation(s) of the Anticorruption Laws. The Company and each Subsidiary of the Company has devised and maintained a system of internal controls, including an anti-corruption compliance program, reasonably designed to provide reasonable assurances that it and they are in material compliance with all applicable Anticorruption Laws.

(c)            Since December 31, 2020, no Investment Adviser Subsidiary, or to the Knowledge of the Company, any “covered associate” (as defined in Rule 206(4)-5 of the Investment Advisers Act) of an Investment Adviser Subsidiary has made a “contribution” to an “official” of a “government entity” (as such terms are defined in Rule 206(4)-5 of the Investment Advisers Act) in excess of the de minimis limits set forth in Rule 206(4)-5 of the Investment Advisers Act.

(d)            To the extent required by Applicable Law, the Company and each of its Subsidiaries have adopted and maintained “know-your-customer” and anti-money laundering programs and reporting procedures, and have complied in all material respects with the terms of such programs and procedures for detecting and identifying money laundering.

Section 3.30            Seed Capital Investments. Schedule 3.30 of the Company Disclosure Schedule sets forth as of November 30, 2025, a true, complete and correct list of the Company’s Seed Capital Investments. Since November 30, 2025, the Company and its Subsidiaries have not sold or divested any Seed Capital Investment outside the ordinary course of business.

Section 3.31            No Other Representations or Warranties. Except for the representations and warranties contained in this Article III, neither the Company nor any other Person on behalf of the Company makes any express or implied representation or warranty in connection with this Agreement or the transactions contemplated hereby; and neither the Company nor any Person on behalf of the Company is making any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective businesses or with respect to any other information made available to Parent or Merger Sub in connection with the transactions contemplated by this Agreement. Except for the representations and warranties expressly set forth in this Article III, the Company hereby disclaims all liability and responsibility for all projections, forecasts, estimates, data or information made, communicated or furnished (orally or in writing, including electronically) to Parent or any of Parent’s Affiliates or any representatives of Parent or any of Parent’s Affiliates, including omissions therefrom.

Article IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the corresponding sections or subsections of the Parent Disclosure Schedule (or, pursuant to Section 10.2(b), as set forth in any section or subsection of the Parent Disclosure Schedule to the extent the applicability thereof is readily apparent from the face of the Parent Disclosure Schedule), Parent and Merger Sub hereby represent and warrant to the Company as follows:

Section 4.1             Organization. Each of Parent and Merger Sub is duly organized or incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and has all requisite corporate power to own its properties and assets and to conduct its businesses as now conducted except where the failure to be so qualified or in good standing in such jurisdiction would not, individually or in the aggregate, have a Parent Material Adverse Effect. Copies of the Parent Organizational Documents and the constitutional documents of Merger Sub, with all amendments thereto to the date of this Agreement, have been made available to the Company or its representatives, and such copies are accurate and complete as of the date of this Agreement. As of the Closing Date, Parent will be Tax resident and have its place of belonging for VAT purposes solely in the UK, and will have no branch, permanent establishment or similar Tax presence outside of the UK.

Section 4.2             No Conflict or Violation. The execution, delivery and performance by Parent and Merger Sub of this Agreement do not and will not (i) violate or conflict with any provision of any Parent Organizational Document or any of the organizational documents of Merger Sub, (ii) subject to the receipt of any consents set forth in Section 4.3 (including Schedule 4.3), violate any provision of Applicable Law, (iii) subject to the receipt of any consents set forth in Section 4.3 (including Schedule 4.3) result in the creation or imposition of any Lien (other than any Permitted Lien) upon any of the assets, properties or rights of any of Parent or Merger Sub or any of Parent’s other Subsidiaries or (iv) violate or result in a breach of or constitute (with due notice or lapse of time or both) a default under or result in or give to others any rights of cancellation, modification, amendment, or acceleration under, any Contract, agreement, lease or instrument to which Parent or Merger Sub or any of Parent’s other Subsidiaries is a party or by which it is bound or to which any of its properties or assets is subject, except in each case with respect to clauses (ii), (iii) and (iv), for any such violations, breaches, defaults or creation or imposition of any Liens, that would not, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 4.3             Consents and Approvals. No consent, waiver, authorization or approval of any Governmental Entity, and no declaration or notice to or filing or registration with any Governmental Entity, is necessary or required in connection with the execution and delivery of this Agreement by Parent and Merger Sub or the performance by Parent and Merger Sub of their obligations hereunder, except for: (i) the filing of the Merger Filing Documents with the Jersey Registrar; (ii) compliance (including by making all notices or filings and obtaining all consents, waivers, authorizations or approvals) with any applicable requirements of the HSR Act and the other Regulatory Laws (including the expiration of the applicable waiting period thereunder); (iii) filings or notices required by, and any approvals required under the rules and regulations of, FINRA or any other self-regulatory organizations, including the NYSE and NFA; (iv) applicable requirements of the Securities Act and of the Exchange Act; (v) such consents, waivers, authorizations or approvals of any Governmental Entity or notice filing or registrations with any Governmental Entity, in each case, set forth on Schedule 4.3; and (vi) such consents, waivers, authorizations, approvals, declarations, notices, filings or registrations as will be obtained or made prior to the Closing or which, if not obtained or made, would not, individually or in the aggregate, have a Parent Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement.

Section 4.4             Authorization and Validity of Agreement. Parent and Merger Sub have all requisite corporate power and authority to execute, deliver and perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and Merger Sub and the performance by Parent and Merger Sub of their respective obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of each of Parent and Merger Sub and each of Parent and Merger Sub has taken all other necessary corporate action for the approval of this Agreement by Parent or a Subsidiary of Parent as the sole stockholder of Merger Sub, and no other corporate proceedings on the part of either Parent or Merger Sub are necessary to authorize this Agreement and the transactions contemplated hereby (other than the filing the Merger Filing Documents). Parent or a Subsidiary of Parent, as sole stockholder of Merger Sub, will, following the execution and delivery of this Agreement (but in any event, no later than five (5) Business Days after the date hereof) by each of the parties hereto, adopt and approve this Agreement. This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and, assuming due execution and delivery by the Company, shall constitute a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to (i) the effect of bankruptcy, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting the enforcement of creditors’ rights generally, and (ii) general equitable principles (whether considered in a proceeding in equity or at law).

Section 4.5             Ownership of Company Common Stock; Capitalization of Merger Sub. Except as disclosed in the Schedule 13D filed prior to the date of this Agreement, neither Parent nor any Affiliate of Parent “beneficially owns” (as such term is defined for purposes of Section 13(d) of the Exchange Act) any shares of Company Common Stock. All of the issued shares in the capital of Merger Sub are validly issued, fully paid and nonassessable and are owned of record and beneficially by Parent, directly or indirectly. Parent has, as of the date of this Agreement and shall have on the Closing Date, valid and marketable title to all of the shares issued in the capital of Merger Sub free and clear of any Liens other than Permitted Liens. Such issued shares in the capital of Merger Sub are the sole issued securities of Merger Sub.

Section 4.6             Litigation. Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, there are no Proceedings pending or, to the Knowledge of Parent, threatened in writing, before any Governmental Entity, or before any arbitrator of any nature, brought by or against any of Parent or its Subsidiaries or any of their officers or directors involving or relating to Parent or its Subsidiaries, the assets, properties or rights of any of Parent and its Subsidiaries or the transactions contemplated by this Agreement. Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, there is no judgment, decree, injunction, ruling or order of any Governmental Entity or before any arbitrator of any nature outstanding, or to the Knowledge of Parent, threatened in writing, against either of Parent or its Subsidiaries.

Section 4.7             No Brokers. The Company will not be liable for any brokerage, finder’s or other fee or commission to any consultant, broker, finder or investment banker in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 4.8             Guarantees. Concurrently with the execution of this Agreement, Parent has delivered to the Company true, complete and correct copies of each executed Guarantee. The Guarantees are valid, binding and enforceable in accordance with their terms, and are in full force and effect, and none of the Guarantors is in default or breach under the terms and conditions of their respective Guarantee and no event has occurred that, with or without notice, lapse of time, or both, would reasonably be expected to constitute a default or breach or a failure to satisfy a condition precedent on the part of any such Guarantor under the terms and conditions of their respective Guarantee.

Section 4.9             Financing. (a) Parent is a party to and has accepted a fully executed commitment letter dated as of December 21, 2025 (together with all exhibits and schedules thereto, the “Debt Commitment Letter”) from the lenders party thereto (collectively, the “Lenders”) pursuant to which the Lenders have agreed, subject to the terms and conditions thereof, to provide debt financing in the amounts set forth therein. The debt financing committed pursuant to the Debt Commitment Letter is collectively referred to in this Agreement as the “Debt Financing.”

(b)            Parent is a party to and has accepted a fully executed commitment letter dated as of December 21, 2025 (together with all exhibits, annexes and schedules thereto, the “Preferred Equity Commitment Letter”) from the investor party thereto (collectively, the “Preferred Equity Investor”) pursuant to which the Preferred Equity Investor has agreed, subject to the terms and conditions thereof, to purchase preferred equity to be issued by Jupiter Topco LLC, a Jersey limited liability company, in the amounts set forth therein. The preferred equity committed pursuant to the Preferred Equity Commitment Letter is collectively referred to in this Agreement as the “Preferred Equity Financing.”

(c)            Parent is a party to and has accepted fully executed equity commitment letters, dated as of the date of this Agreement, from the Trian Equity Investors, the GC Investor and the QIA Investor (the “Equity Investors”) (the “Equity Commitment Letters” and, together with the Debt Commitment Letter and the Preferred Equity Commitment Letter, the “Commitment Letters”), pursuant to which, on the terms and subject to the conditions set forth therein, the Equity Investors have agreed to invest in Parent the amount set forth therein. The equity financing committed pursuant to the Equity Commitment Letters is referred to in this Agreement as the “Equity Financing.” The Equity Financing, the Debt Financing and the Preferred Equity Financing are collectively referred to as the “Financing.” Each Equity Commitment Letter provides that the Company is an express third-party beneficiary of, and entitled to enforce, such Equity Commitment Letter.

(d)           Parent has delivered to the Company a true, complete and correct copy of the executed Commitment Letters and any fee letters related thereto (collectively, the “Fee Letters” and each, a “Fee Letter”), subject, in the case of such Fee Letters, to redaction in a customary manner to remove only those items related to existence and/or amount of fees, pricing terms, pricing caps, “market flex” provisions and other economic terms and commercially sensitive information set forth therein, which redacted information could not adversely impact conditionality, enforceability, the amount or availability of the Financing.

(e)           Except as expressly set forth in the Commitment Letters, there are no conditions precedent to the obligations of the Lenders, the Preferred Equity Investor and the Equity Investors to provide the Financing or any contingencies that would permit the Lenders, Preferred Equity Investor or the Equity Investors to reduce the aggregate principal amount of the Financing, other than those set forth in the Commitment Letters and the related Fee Letters. Assuming the accuracy of the representations and warranties set forth in Article III and the performance by the Company of its obligations under this Agreement, including the obligations set forth in Section 5.3 and Section 5.4, as of the date hereof, Parent does not have any reason to believe that it will be unable to satisfy on a timely basis all terms and conditions to be satisfied by it in any of the Commitment Letters on or prior to the Closing Date, nor does Parent have knowledge that any Lender, Preferred Equity Investor or Equity Investor will not perform its obligations thereunder. There are no legally binding side letters, understandings or other agreements, contracts or arrangements of any kind relating to the Commitment Letters or the Financing that would reasonably be expected to adversely affect the conditionality, enforceability, availability, termination or amount of the Financing.

(f)            The Financing, when funded in accordance with the Commitment Letters and giving effect to any “flex” provision contained in the Debt Commitment Letter or the related Fee Letter (including with respect to fees and original issue discount), shall provide Parent with cash proceeds on the Closing Date sufficient for the satisfaction of all of Parent’s obligations under this Agreement and the Commitment Letters, including the payment of the aggregate Merger Consideration, and any fees and expenses and other amounts of or payable by Parent or Merger Sub or Parent’s other Affiliates at the Closing, and for any repayment or refinancing of any outstanding indebtedness of the Company and/or its Subsidiaries contemplated by, or required in connection with the transactions described in, this Agreement or the Commitment Letters (such amounts, collectively, the “Financing Amounts”).

(g)           As of the date hereof, the obligations set forth in the Commitment Letters constitute the legal, valid, binding and enforceable obligations of Parent and, to the Knowledge of Parent, the other parties thereto (as applicable) and such Commitment Letters are legal, valid, binding and enforceable in accordance with their terms and are in full force and effect, subject to bankruptcy, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting the enforcement of creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law). To the Knowledge of Parent, assuming the accuracy of the representations and warranties set forth in Article III and the performance by the Company of its obligations under this Agreement, including the obligations set forth in Section 5.3 and Section 5.4, as of the date hereof, no event has occurred which (with or without notice, lapse of time or both) constitutes, or could constitute, a default, breach or failure to satisfy a condition by Parent under the terms and conditions of the Commitment Letters. Assuming the accuracy of the representations and warranties set forth in Article III and the performance by the Company of its obligations under this Agreement, including the obligations set forth in Section 5.3 and Section 5.4, as of the date hereof, Parent does not have any reason to believe that any of the conditions to the Financing will not be satisfied by Parent on a timely basis or that the Financing will not be available to Parent on the Closing Date. Parent has paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Commitment Letters and the Fee Letter on or before the date of this Agreement, and will pay in full any such amounts due on or before the Closing Date as and when due. As of the date hereof, the Commitment Letters have not been modified, amended or altered and none of the respective commitments under any of the Commitment Letters have been terminated, reduced, withdrawn or rescinded in any respect; provided that the existence or exercise of “market flex” provisions contained in the Fee Letter shall not constitute an amendment or modification of the Debt Commitment Letter.

(h)           In no event shall the receipt or availability of any funds or financing (including the Financing) by Parent or any of its Affiliates or any other financing or other transactions be a condition to any of Parent’s or Merger Sub’s obligations under this Agreement.

Section 4.10           Solvency. No transfer of property is being made, and no obligation is being incurred in connection with the transactions contemplated by this Agreement or the other Transaction Documents, with the intent to hinder, delay or defraud either present or future creditors of Parent, the Company or any of their respective Subsidiaries. Immediately after giving effect to the consummation of the transactions contemplated by this Agreement (including any financings being entered into in connection therewith):

(a)            the Fair Value of the assets of Parent and its Subsidiaries, taken as a whole, shall be greater than the total amount of Parent’s and its Subsidiaries’ liabilities (including all liabilities, whether or not reflected in a balance sheet prepared in accordance with GAAP, and whether direct or indirect, fixed or contingent, secured or unsecured, disputed or undisputed), taken as a whole;

(b)           Parent and its Subsidiaries, taken as a whole, shall be able to pay their debts and obligations in the ordinary course of business as they become due; and

(c)            Parent and its Subsidiaries, taken as a whole, shall have adequate capital to carry on their businesses and all businesses in which they are about to engage.

(d)            For the purposes of this Section 4.10, “Fair Value” means the amount at which the assets (both tangible and intangible), in their entirety, of Parent and its Subsidiaries would change hands between a willing buyer and a willing seller, within a commercially reasonable period of time, each having reasonable knowledge of the relevant facts, with neither being under any compulsion to act.

Section 4.11           Board Approval. The Board of Directors of Parent and Merger Sub, at a meeting duly called and held, by unanimous vote (i), as required by Article 127E(1) of the Companies Law, determined that this Agreement and the transactions contemplated hereby and thereby, including the Merger, are in the best interests of Parent and Merger Sub (as applicable) and, in the case of Merger Sub only, as required by Article 127E(3) of the Companies Law, the directors voting for the resolution were satisfied on reasonable grounds that they can properly make the solvency statement in respect of the Merger Sub as required under (A) Article 127E(5) of the Companies Law; and (B) Article 127E(6) of the Companies Law (if applicable), and (ii) approved this Agreement and the transactions contemplated hereby, including the Merger.

Section 4.12           Certain Arrangements. Except as disclosed in the Schedule 13D filed prior to the date of this Agreement, as of the date of this Agreement, there are no contracts or arrangements between Parent and its Affiliates (including Trian Fund Management, L.P. and General Catalyst Group Management, LLC and their respective Affiliates), on the one hand, and any director, officer, employee or stockholder of the Company or the Board of Directors of the Company, on the other hand, with respect to the Company or the transactions contemplated hereby.

Section 4.13           Eligibility; Disqualification.

(a)            None of Parent or any of its Subsidiaries, or any officer, director or employee thereof or, to the Knowledge of Parent, any other “affiliated person” (as defined in the Investment Company Act) thereof is ineligible pursuant to Section 9(a) or 9(b) of the Investment Company Act to serve in any capacity referred to in Section 9(a) thereof to a Public Fund, nor is there any Proceeding pending or, to the Knowledge of the Parent, threatened in writing, by any Governmental Entity or Self-Regulatory Organization, which would reasonably be expected to become the basis for any such ineligibility. None of Parent or any of its Subsidiaries, or any officer, director or employee thereof or, to the Knowledge of Parent, any other “associated person” (as defined in the Advisers Act) thereof is ineligible pursuant to Section 203 of the Advisers Act to serve as a registered investment adviser or as an associated person of a registered investment adviser, nor is there any Proceeding pending or, to the Knowledge of Parent, threatened in writing, by any Governmental Entity or Self-Regulatory Organization, which would reasonably be expected to become the basis for any such ineligibility. Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, none of Parent, any of its Subsidiaries or any officer or director thereof is subject to any of the disqualifying events listed in Rule 506(d) of Regulation D under the Securities Act.

(b)            None of Parent or any of its Subsidiaries is, nor is any Affiliate of any of them, nor is any of their respective “associated persons” (as defined in the Exchange Act(i) ineligible or disqualified pursuant to Section 15(b) of the Exchange Act to act as a broker-dealer or as an “associated person” of a registered broker-dealer or (ii) is subject to a “statutory disqualification” (as defined in Section 3(a)(39) of the Exchange Act), “heightened supervision” under the rules of FINRA, or subject to a disqualification that would, following the Closing, be a basis for censure, limitations on the activities, functions or operations of, or suspension or revocation of the registration of any of the Company Broker-Dealer Subsidiaries as broker-dealers, municipal securities dealers, government securities brokers or government securities dealers under Section 15, Section 15B or Section 15C of the Exchange Act, or performing similar functions under the Applicable Laws of other jurisdictions, and there is no formal proceeding or written notice of investigation (or, to Parent’s Knowledge, any informal proceeding or investigation) by any Governmental Entity or Self-Regulatory Organization, whether preliminary or otherwise, that is reasonably likely to result in, any such censure, limitation, suspension or revocation, except, in each case, as would not, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 4.14           No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV, the representations of the Equity Investors, Preferred Equity Investor and the Lenders under the Commitment Letters, the representations of the Guarantors under their respective Guarantees and the representations of the Stockholder, Jupiter Topco LLC, Jupiter Acquisition Limited and Jupiter Company Limited contained in the Voting and Rollover Agreement, none of Parent, Merger Sub or any other Person on behalf of Parent or Merger Sub makes any express or implied representation or warranty in connection with this Agreement or the transactions contemplated hereby; and neither Parent nor Merger Sub nor any person on behalf of Parent, and Merger Sub is making any express or implied representation or warranty with respect to Parent and Merger Sub or with respect to any other information made available to the Company in connection with the transactions contemplated by this Agreement. Except for the representations and warranties expressly set forth in this Article IV, Parent hereby disclaims all liability and responsibility for all projections, forecasts, estimates, data or information made, communicated or furnished (orally or in writing, including electronically) to the Company or any of the Company’s Affiliates or any representatives of the Company or any of the Company’s Affiliates, including omissions therefrom.

Article V

COVENANTS OF THE COMPANY

The Company hereby covenants as follows:

Section 5.1             Conduct of Business Before the Closing Date.

(a)            The Company covenants and agrees that, during the period from the date of this Agreement to the earlier of the termination of this Agreement in accordance with its terms and the Effective Time (except as otherwise specifically contemplated by the terms of this Agreement, as necessary to comply with Applicable Law or as set forth on Schedule 5.1(a)), unless Parent shall otherwise consent in writing (which shall not be unreasonably delayed, withheld or conditioned): (x) the businesses of the Company and its Subsidiaries shall be conducted, in all material respects, in the ordinary course of business; and (y) the Company shall use its commercially reasonable efforts to, and shall cause its Subsidiaries to use their commercially reasonable efforts to, conduct their businesses in all material respects in compliance with Applicable Law and continue to maintain and preserve in all material respects, their respective assets, properties, rights and operations and the business organization and current business relationships of the Company and its Subsidiaries; provided, however, that no action with respect to matters specifically addressed by any provision of the following sentence shall be deemed a breach of the covenants contained in this sentence unless such action would constitute a breach of such specific provision in the following sentence. Without limiting the generality of the foregoing, neither the Company nor any of its Subsidiaries shall (except as specifically contemplated by the terms of this Agreement, as necessary to comply with Applicable Law or as set forth on Schedule 5.1(a)), between the date of this Agreement and the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, directly or indirectly, do any of the following without the prior written consent of Parent (which shall not be unreasonably delayed, withheld or conditioned other than with respect to clauses (ii), (iii), (iv), (v) or (xiii) below, solely if they would be implicated with respect to the acquisitions of any businesses):

(i)             make any change in any of its organizational documents (other than ministerial changes);

(ii)            other than pursuant to the terms of Company RSU Awards or Company PSU Awards, in each case outstanding on the date hereof or as may be granted after the date of this Agreement as expressly permitted under Section 5.1(a)(vi) of the Company Disclosure Schedule or pursuant to elections under the ESPP, UK SAYE or UK BAYE, in each case in effect on the date hereof, issue any additional shares of capital stock, membership interests or partnership interests or other equity securities or grant any option, warrant or right to acquire any capital stock, membership interests or partnership interests or other equity securities or issue any security convertible into or exchangeable for such securities or alter in any way any of its outstanding securities or make any change in outstanding shares of capital stock, membership interests or partnership interests or other ownership interests or its capitalization, whether by reason of a reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, stock dividend or otherwise;

(iii)           (A) make any sale, assignment, transfer, abandonment, sublease, failure to renew (where terms that are materially consistent with (or more favorable than) those as of the date hereof are available), license, or other conveyance of any material asset or Company Property (other than sales of products or services, non-exclusive licenses of Company Owned Intellectual Property granted, or failures to renew Intellectual Property registrations that do not have material value, in each case, in the ordinary course of business) or (B) subject any of its assets, properties or rights to any Lien (other than Permitted Liens), in each case of this clause (B), that have a fair market value in excess of $5,000,000 individually or $20,000,000 in the aggregate, except, in each case (of clause (A) and (B), for clarity), (1) pursuant to Contracts or commitments in effect on the date of this Agreement (or entered into after the date of this Agreement without violating the terms of this Agreement), (2) any of the foregoing with respect to obsolete or worthless equipment in the ordinary course of business, (3) in relation to mortgages, liens and pledges to secure Indebtedness for borrowed money permitted to be incurred under Section 5.1(a)(viii) and guarantees thereof or (4) for any transactions among the Company and any Subsidiaries of the Company in the ordinary course of business;

(iv)           (A) redeem, purchase or otherwise acquire, directly or indirectly, any shares of the capital stock of the Company, other than in connection with (1) the exercise of SAYE Options and acquisition of shares under the UK BAYE, (2) required Tax withholding in connection with the exercise of SAYE Options, acquisition of shares under the UK BAYE or the vesting or settlement of Company RSU Awards or Company PSU Awards, and (3) forfeitures of Company RSU Awards or Company PSU Awards, pursuant to their terms as in effect on the date of this Agreement; (B) declare, set aside or pay any dividends or other distribution in respect of shares of the capital stock of the Company (other than declaring, setting aside or paying dividends payable by any direct or indirect Subsidiary of the Company to the Company or any of its Subsidiaries); or (C) other than as required by the terms thereof, repurchase any of the Company’s Indebtedness;

(v)            (A) enter into any Contract that would require capital expenditures in excess of $10,000,000 individually or $20,000,000 in the aggregate, or (B) acquire, lease or sublease any material assets or material properties (including any material real property) other than, in each case, in the ordinary course of business;

(vi)           except as required by Applicable Law or pursuant to the terms of any Benefit Plan in effect as of the date of this Agreement or as modified to the extent permitted by this Section 5.1(a)(vi), (A)  increase the compensation or consulting fees, bonus or employee benefits or severance or termination pay of any employee of the Company with an annual base salary of $500,000 or above, (B) become a party to, enter into, establish, adopt, materially amend, commence participation in or terminate any Benefit Plan or any arrangement that would have been a Benefit Plan had it been entered into prior to the date of this Agreement (other than individual offer letters with (i) no severance, retention or change in control payments and (ii) no other benefits that materially deviate from form agreements that have been made available to Parent), (C) grant any new awards, or amend or modify the terms of any outstanding awards under any Benefit Plan, (D) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits under any Benefit Plan, (E) forgive any loans or issue any loans to any Company Employee other than routine travel advances issued in the ordinary course of business, (F) hire any employee or engage any individual independent contractor of the Company with an annual base salary or wage rate or consulting fees in excess of $500,000, or promote any current Company Employee into such a role, (G) terminate the employment of any Company Employee (other than for “cause”) with an annual base salary or wage rate or consulting fees in excess of $500,000 or (H) become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other agreement with a labor union, labor organization, works council or similar organization;

(vii)          except in the ordinary course of business, enter into any agreement or obligation which purports to restrict the ability of the Company or any Subsidiary of the Company to (A) compete in any business or with any Person in any geographical area or (B) provide any type of service, in each case in a manner that is material to the Company or any of its Subsidiaries, taken as a whole;

(viii)         incur any Indebtedness or lend money to any Person (other than to the Company or to any Wholly Owned Subsidiaries of the Company), except for (A) Indebtedness not to exceed $20,000,000 in the aggregate; (B) Indebtedness in replacement of existing Indebtedness, provided that the replacement Indebtedness does not increase the aggregate amount of Indebtedness permitted to be outstanding under the replaced Indebtedness; (C) guarantees by the Company of Indebtedness of any Subsidiary of the Company and guarantees by any Subsidiary of the Company of Indebtedness of the Company or any other Subsidiary of the Company, in each case, in the ordinary course of business; (D) intercompany Indebtedness among one or more of the Company and any Wholly Owned Subsidiaries of the Company (or among any Wholly Owned Subsidiaries of the Company) or (E) making borrowings under the Company’s revolving credit facility (as existing on the date of this Agreement) in an amount not to exceed $75,000,000;

(ix)           make any material change in any method of financial accounting or financial accounting policies or procedures currently in effect, except for any such change required by GAAP;

(x)            (A) cause any Public Fund that holds itself out as qualifying as a “regulated investment company” under Section 851 of the Code to fail to so qualify, and, (B) except as required by law or in the ordinary course of business, (1) initiate any material modification to the prospectus and other offering, advertising and marketing materials, as amended or supplemented, of any Public Fund to effect any material change to the investment objectives or investment policies of such Public Fund, (2) effect any merger, consolidation or other reorganization of any Public Fund or (3) launch any new Public Fund or other Fund;

(xi)           except in the ordinary course of business (A) make or change any material Tax election, (B) change any annual Tax accounting period or adopt or change any method of Tax accounting, (C) file any amended material Tax Return, (D) enter into any closing agreement with respect to a material amount of Tax, (E) settle any material Tax claim or assessment relating to the Company or any of its Subsidiaries, or (F) surrender any right to claim a refund of material Taxes;

(xii)          settle, release or forgive any claim, outside of the ordinary course of business, requiring net payments to be made by the Company or any of its Subsidiaries in excess of $10,000,000 individually or $30,000,000 in the aggregate, or settle or resolve any claim against the Company or any of its Subsidiaries on terms that require the Company or any of its Subsidiaries to materially alter its existing business practices, in each case other than any claim with respect to Taxes, which shall be governed by Section 5.1(a)(xi);

(xiii)         take any action that would reasonably be expected to result in any Company Broker-Dealer Subsidiary (i) maintaining an amount of net capital less than the amount required to be maintained by such Company Broker-Dealer Subsidiary under Rule 15c3-1 of the Exchange Act, as agreed to with FINRA and any other Governmental Entity or (ii) being required to file notice under Rule 17a-11 under the Exchange Act; or

(xiv)         commit to do any of the foregoing.

(b)            Nothing contained in this Agreement shall give to Parent or Merger Sub, directly or indirectly, rights to control or direct the operations of the Company or its Subsidiaries prior to the Closing Date. Prior to the Closing Date, the Company and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its and its Subsidiaries’ operations.

(c)            The Company has delivered to Parent its good faith calculation of Base Date Assets Under Management and Base Date Revenue Run-Rate as an excel file located at 6.28 of the electronic data room established by the Company in connection with the Merger. The Company shall provide any reasonable supporting detail requested by Parent with respect to the calculations thereof. The Company shall consider in good faith any comments of Parent to the calculation of Base Date Assets Under Management and Base Date Revenue Run-Rate, and incorporate such comments as mutually agreed into the Base Date Assets Under Management and Base Date Revenue Run-Rate used for purposes of this Agreement.

(d)            Following the satisfaction of the conditions set forth in Section 8.1(a), Section 8.1(c) and Section 8.1(d) (with respect to Antitrust Laws), the Company shall, and shall cause its Subsidiaries to, cooperate and consult with Parent to develop artificial intelligence initiatives for implementation by the Company.

Section 5.2              Notice of Breach. From and after the date of this Agreement and until the earlier to occur of the Closing Date or the termination of this Agreement pursuant to Article IX hereof, the Company shall as promptly as reasonably practicable provide written notice to Parent with reasonable detail upon having Knowledge of the existence of any event or circumstance that would reasonably be expected to cause any condition to the obligations of any party hereto to effect the transactions contemplated by this Agreement not to be satisfied; provided, that the failure of the Company to comply with this Section 5.2 shall not be given any effect for purposes of determining whether the conditions set forth in Article VIII have been satisfied.

Section 5.3              Financing Cooperation.

(a)            The Company shall, and shall cause its Subsidiaries to, and each of them shall use their reasonable best efforts to cause their respective representatives to use their reasonable best efforts to, provide customary cooperation, to the extent reasonably requested by Parent in writing, necessary for the completion of the Debt Financing and (if applicable) the Preferred Equity Financing, including:

(i)             furnishing to Parent, as promptly as reasonably practicable, all Required Information and all pertinent and customary financial or other information regarding the Company and its Subsidiaries reasonably requested in connection with the preparation of bank information memoranda, lenders’ presentations and other customary marketing materials relevant to the Debt Financing, including the confidential information memorandum contemplated by the Debt Commitment Letter;

(ii)            using reasonable best efforts to cause senior management of the Company, with appropriate seniority and expertise, to assist in preparation and participate in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers, bookrunners or agents for, and prospective lenders and buyers of, the Debt Financing), presentations, road shows, sessions with rating agencies, due diligence sessions, drafting sessions and sessions between senior management and the Financing Parties in connection with the Debt Financing, in each case at reasonable times and with reasonable advance notice, and in each case which shall be virtual unless otherwise agreed to by the Company;

(iii)           (A) using reasonable best efforts to provide assistance with the preparation of materials for, as applicable rating agency presentations, bank information memoranda, syndication memoranda lender presentations and other customary marketing materials required in connection with the Debt Financing (collectively, the “Debt Marketing Materials”), (B) using reasonable best efforts to provide reasonable cooperation with the due diligence efforts of the Financing Parties to the extent reasonable and customary (and, to the extent applicable, subject to the limitations contained in this Agreement) and (C) providing customary authorization letters with respect to the Company authorizing the distribution of information to prospective lenders and investors (including customary 10b-5 and material non-public information representations);

(iv)           (A) using reasonable best efforts to obtain documents and deliver notices reasonably requested by Parent relating to the prepayment, termination or redemption (within the time periods required by the relevant governing agreement) of the existing indebtedness of the Company and the release of related liens and related guarantees, including the Payoff Letters provided for in Section 5.4(a) (it being understood and agreed that any prepayment is (and shall be) contingent upon the occurrence of the Closing and no actions shall be required which would obligate the Companies to complete such prepayment prior to the occurrence of the Closing) and (B) promptly, and in any event no later than four Business Days prior to the Closing, providing all documentation and other information that any lender, provider or arranger of any Debt Financing and/or the Preferred Equity Financing has reasonably requested in connection with such Debt Financing and/or the Preferred Equity Financing under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, Title III of Pub. L.107-56 (signed into law October 26, 2001, as amended from time to time) and the Customer Due Diligence Requirements for Financial Institutions issued by the U.S. Department of Treasury Financial Crimes Enforcement Network under the Bank Secrecy Act (such rule published May 11, 2016 and effective May 11, 2018, as amended from time to time), in each case, as requested at least nine Business Days prior to the Closing Date;

(v)            (A) assisting in the preparation, execution and delivery of definitive financing documents, including any credit agreement, guarantee and collateral documents, pledge and security documents, customary closing certificates and documents and back-up therefor and for legal opinions in connection with the Debt Financing and/or the Preferred Equity Financing (including executing and delivering a solvency certificate from the chief financial officer or treasurer (or other comparable officer) of the Company (in the form attached as Annex I to Exhibit C to the Debt Commitment Letter)) and other customary documents as may reasonably be requested by Parent or the Financing Parties and (B) using reasonable best efforts to facilitate the pledging of, granting of security interests in and liens on collateral in connection with the Debt Financing, but in no event shall any of the items described in the foregoing (A) and (B) be effective until as of or after the Closing;

(vi)          using reasonable best efforts to assist Parent in benefiting from the existing lending relationships of the Company;

(vii)         using reasonable best efforts to take all corporate, limited liability company, partnership or other similar actions reasonably requested by Parent to permit the consummation of the Debt Financing and/or the Preferred Equity Financing; provided that no such actions shall be required to be effective prior to the Closing; and

(viii)        if (A) (1) any of the financial statements included in the Required Information shall have been restated or (2) the Company issues a public statement indicating that the Company’s board of directors or similar governing body or PricewaterhouseCoopers LLP has determined that a restatement of any such financial statements is required and (B) the Company or PricewaterhouseCoopers LLP, as applicable, has not subsequently determined and confirmed in writing to Parent that no restatement shall be required in accordance with GAAP, furnishing Parent and the Financing Parties as soon as practicable and in any event prior to the Closing Date with such restated financial statements; and

(ix)           using reasonable best efforts to cooperate with Parent to satisfy the conditions precedent to the Debt Financing and/or the Preferred Equity Financing to the extent within the control of the Company; provided, that all such requested cooperation in clauses (i) through (ix) does not unreasonably interfere with the ongoing business or operations of the Company or any of its Affiliates.

(b)            Notwithstanding anything to the contrary in this Agreement, none of the Company nor any of its Affiliates shall be required to take or permit the taking of any action pursuant to this Section 5.3 that could: (i) require the Company or its Subsidiaries or any of their respective Affiliates or any persons who are officers or directors of such entities to pass resolutions or consents to approve or authorize the execution of the Debt Financing or Preferred Equity Financing or enter into, execute or deliver any certificate, document, instrument or agreement or agree to any change or modification of any existing certificate, document, instrument or agreement (except (I) the authorization letters set forth in clause (iii)(C) above, (II) the prepayment, termination or redemption documents and notices set forth in clause (iv)(A) above and (III) the “know-your-customer” and anti-money laundering documents contemplated by clause (iv)(B) above)), (ii) cause any representation or warranty in this Agreement to be breached by the Company or any of its Affiliates, (iii) require the Company or any of its Affiliates to pay any commitment or other similar fee or incur any other expense, liability or obligation in connection with the Debt Financing or Preferred Equity Financing or otherwise incur any obligation under any agreement, certificate, document or instrument (except to the extent that such fees, expenses, obligations or liabilities is subject to the and conditioned upon the occurrence of Closing), (iv) reasonably be expected to cause any director, officer, employee or stockholder of the Company or any of its Affiliates to incur any personal liability, (v) reasonably be expected to conflict with the organizational documents of the Company or any of its Affiliates or any Applicable Law, (vi) reasonably be expected to result in a material violation or breach of, or a default (with or without notice, lapse of time, or both) under, any Material Contract to which the Company or any of its Affiliates is a party (other than any Material Contract entered into in contemplation hereof), (vii) provide access to or disclose information that the Company or any of its Affiliates determines would jeopardize any attorney-client privilege or other applicable privilege or protection of the Company or any of its Affiliates, (viii) require the delivery of any opinion of counsel, or (ix) require the Company or its Affiliates to prepare or deliver any (A) financial statements or other financial data (including selected financial data) for any period earlier than the year ended December 31, 2023, (B) financial information that the Company or its Affiliates do not maintain in the ordinary course of business, (C) information not reasonably available to the Company or its Affiliates under their respective current reporting systems or (D) (x) pro forma financial information or pro forma financial statements or (y) projections (the information described in clauses (A) through (D) is collectively referred to as the (“Excluded Information”). Nothing contained in this Section 5.3 or otherwise in this Agreement shall require the Company or any of its Affiliates, prior to the Closing, to be an issuer or other obligor with respect to the Debt Financing or Preferred Equity Financing. Parent shall, promptly on request by the Company, reimburse the Company and each of its Affiliates for all reasonable out-of-pocket costs incurred by them or their respective representatives in connection with such cooperation and shall reimburse, indemnify and hold harmless the Company and its Affiliates and their respective representatives on an after-Tax basis from and against any and all losses suffered or incurred by them in connection with the arrangement of the Debt Financing and Preferred Equity Financing, any action taken by them at the request of Parent or its representatives pursuant to this Section 5.3, Section 5.4(c) and Section 5.4(d) and any information used in connection therewith, except to the extent that any of the foregoing arises from (x) the bad faith, gross negligence or willful misconduct of, or material breach of this Agreement by, the Company or any of their respective representatives, as applicable, or (y) information provided by the Company or any of their respective representatives, as applicable, containing any untrue statement of a material fact or omitting to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c)            The parties hereto acknowledge and agree that the provisions contained in this Section 5.3 represent the sole obligation of the Company and its Subsidiaries with respect to cooperation in connection with the arrangement of any financing (including the Financing) to be obtained by Parent with respect to the transactions contemplated by this Agreement and the Commitment Letters, and no other provision of this Agreement (including the Exhibits and Schedules hereto) or the Commitment Letters shall be deemed to expand or modify such obligations. In no event shall the receipt or availability of any funds or financing (including the Financing) by Parent or any of its Affiliates or any other financing or other transactions be a condition to any of Parent’s obligations under this Agreement. Notwithstanding anything to the contrary in this Agreement, the Company will be deemed to be in compliance with this Section 5.3 and the Company’s breach of any of the covenants required to be performed by it under this Section 5.3 shall not constitute a breach or failure to perform by the Company for purposes of Section 8.2(b) unless and until (i) Parent provides written notice (the “Non-Cooperation Notice”) to the Company of any alleged failure to comply, or action or failure to act which constitutes a breach of Section 5.3(a), (ii) Parent includes in such Non-Cooperation Notice reasonable detail regarding the cooperation required to cure such alleged failure (which shall not require the Company or its Affiliates to provide any cooperation that it would not otherwise be required to provide under this Section 5.3), (iii) the Company fails to take the actions specified in such Non-Cooperation Notice within five (5) Business Days from receipt of such Non-Cooperation Notice and (iv) such breach or failure to perform has been the primary cause of the Debt Financing not being consummated or of Parent’s failure to receive the proceeds of the Debt Financing.

(d)           The Company shall, and shall cause its Affiliates to, supplement the Required Information on a reasonably current basis to the extent that any such Required Information, to the knowledge of the Company, when taken as a whole and in light of the circumstances under which such statements were made, contains any material misstatement of fact or omits to state any material fact necessary to make such information not materially misleading.

(e)           The Company hereby consents to the use of its logos, names and trademarks in connection with the Debt Financing; provided that such logos, names and trademarks are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or the reputation or goodwill of the Company.

(f)            At the reasonable request of Parent with the consent of the Company (not to be unreasonably withheld), the Company shall use reasonable best efforts to (i) file a Form 8-K with the SEC or (ii) post on Debtdomain, IntraLinks, SyndTrak Online or similar electronic means, disclosing information identified by Parent relating to the Company for purposes of permitting such information to be included in the Debt Marketing Materials to be provided to potential investors who do not wish to receive material nonpublic information with respect the Company or its securities.

Section 5.4             Termination of Indebtedness.

(a)            At least one (1) Business Day prior to the Closing Date, the Company shall, with respect to the Company Credit Agreement, deliver to the Parent executed copies of customary payoff letters or a voluntary cancellation notice, as applicable (“Payoff Letters”), drafts of which will be provided to Parent by the Company no later than two (2) Business Days prior to the Closing Date, which Payoff Letter shall (A) provide for the payment and/or cancellation in full of the total amount of Indebtedness due to such agent, lender and/or creditor as of the Closing (including accrued interest and any termination fees, prepayment fees, breakage costs, premiums, make-whole payments or penalties or other amounts due as a result of the consummation of the transactions contemplated by this Agreement), (B) release any guarantee obligations related to such Indebtedness and (C) be in form and substance reasonably satisfactory to Parent.

(b)            Contemporaneously with the Closing, Parent shall pay (or cause to be paid) to lenders under the Company Credit Agreement, the amount specified in the Payoff Letter with respect thereto (including after giving effect to any per diem amount specified therein, to the extent applicable) in cash in immediately available funds to the bank account(s) specified therein to discharge all obligations of the Company and its Subsidiaries outstanding under the Company Credit Agreement and to terminate the commitments thereunder.

(c)            Prior to the Closing Date, if requested by Parent, the Company shall cause Janus Henderson US to, with respect to the 2034 Indenture, (i) issue or cause to be issued one or more notices of optional redemption or similar notices (each of which shall provide that the redemption of the 2034 Notes shall be contingent upon the Closing) in respect of the then-outstanding 2034 Notes under the 2034 Indenture pursuant to the requisite provisions of the 2034 Indenture and (ii) take such other actions as it determines to be necessary or advisable (or that Parent reasonably requests) to facilitate redemption of the 2034 Notes at the Closing, including, but not limited to, the delivery, taking or making of all required documents, actions or payments (other than the deposit of funds in accordance with this paragraph) under the 2034 Indenture to effect the redemption of the 2034 Notes pursuant to the requisite provisions of the 2034 Indenture; provided that, in no event shall this Section 5.4(c) require the Company or any of its Subsidiaries to cause any redemption or termination of the 2034 Notes or the 2034 Indenture prior to the occurrence of the Closing (or, if the redemption cannot be effected on the Closing Date in compliance with the 2034 Indenture, then the earliest date possible after the Closing Date in compliance with the 2034 Indenture) (such notice and redemption documents, together with the Payoff Letters above, the “Payoff Documents”). No later than the date of redemption, Parent shall cause Janus Henderson US to deposit with the trustee under the 2034 Indenture the amount of funds required to effect such redemption (which amount, for the avoidance of doubt, shall constitute Indebtedness); provided that the amount of funds required to effect such redemption shall be paid solely with the proceeds of the Financing. Any notices delivered pursuant to this Section 5.4(c) and other related documents prepared by or on behalf of the Company or Janus Henderson US in connection therewith shall be subject to the prior review of, and opportunity for comment by, Parent and its counsel, and the Company or Janus Henderson US shall consider in good faith any comments provided by Parent or its counsel. Notwithstanding the foregoing, neither the Company nor any of its Subsidiaries shall be required pursuant to this Section 5.4(c) to execute and deliver any document or instrument (or cause any document or instrument to be executed or delivered) not conditioned on or delivered substantially concurrently with the occurrence of the Closing.

(d)            Between the date of this Agreement and the Closing Date, the Company shall, and shall cause its Subsidiaries to, with respect to the 2034 Notes and the 2034 Indenture:

(i)             if requested by Parent, cause Janus Henderson US to commence a consent solicitation with respect to the 2034 Notes to seek to obtain the requisite consents from holders of the 2034 Notes needed to amend, eliminate or waive certain sections of the 2034 Indenture specified by Parent (a “2034 Notes Consent Solicitation”) on such terms and conditions, including with respect to consent fees, that are proposed by Parent; provided that (w) Parent shall be responsible for preparation of the 2034 Notes Consent Solicitation Documents (as defined below), (x) Parent shall consult with the Company and afford the Company and its counsel a reasonable opportunity to review and comment on the necessary consent solicitation statement, supplemental indenture and other related documents in connection with such 2034 Notes Consent Solicitation (the “2034 Notes Consent Solicitation Documents”) and Parent will consider in good faith the comments, if any, raised by the Company and its counsel, and (y) to the extent a 2034 Notes Consent Solicitation includes a consent fee or other consideration offered to holders, it shall be funded by Parent solely with the proceeds of the Financing. The Company shall provide, and use its best reasonable efforts to cause its representatives to provide, all cooperation reasonably requested by Parent in connection with a 2034 Notes Consent Solicitation, including appointing a solicitation agent selected by Parent; provided that the fees and out-of-pocket expenses of any solicitation agent and counsel to the Company will be paid directly by Parent; provided, further, that neither the Company nor any of its Subsidiaries nor counsel for the Company and its Subsidiaries shall be required to furnish any certificates, legal opinions or negative assurance letters in connection with a 2034 Notes Consent Solicitation (other than, in connection with the execution of any 2034 Notes Supplemental Indenture (as defined below) relating to the applicable 2034 Notes Consent Solicitation, with respect to which the Company or its Subsidiaries shall (x) deliver customary officer’s certificates and (y) cause legal counsel for the Company and its Subsidiaries to deliver customary legal opinions to the trustee under the applicable indenture in the form required by the 2034 Indenture). The Company shall waive any of the conditions to any 2034 Notes Consent Solicitation as may be reasonably requested by Parent (other than the condition that any proposed amendments set forth therein shall not become operative until the Closing), so long as such waivers would not cause such 2034 Notes Consent Solicitation to violate Applicable Law, including SEC rules and regulations, and to not, without the prior written consent of Parent, waive any condition to any 2034 Notes Consent Solicitation or make any material change, amendment or modification to the terms and conditions of any 2034 Notes Consent Solicitation other than as directed by Parent. Promptly following the expiration of a 2034 Notes Consent Solicitation, assuming the requisite consent from the holders of the 2034 Notes (including from Persons holding proxies from such holders) has been received and certified by the solicitation agent, the Company or Janus Henderson US shall cause an appropriate supplemental indenture (the “2034 Notes Supplemental Indenture”) to become effective providing for the amendments of the 2034 Indenture contemplated in the 2034 Notes Consent Solicitation Documents; provided, however, that notwithstanding the fact that a 2034 Notes Supplemental Indenture may become effective earlier, the proposed amendments set forth therein shall not become operative until the Closing. The form and substance of the 2034 Notes Supplemental Indenture shall be reasonably satisfactory to Parent. The consummation of any 2034 Notes Consent Solicitation shall not be a condition to Closing;

(ii)            if requested by Parent, cause Janus Henderson US to commence a tender offer and/or an exchange offer as specified by Parent, with respect to all of the outstanding 2034 Notes, on such terms and conditions, including pricing terms, that are proposed, from time to time, by Parent (a “2034 Notes Offer”); provided that (i) Parent shall be responsible for preparation of the 2034 Notes Offer Documents (as defined below), (ii) Parent shall consult with the Company and afford the Company and its counsel a reasonable opportunity to review and comment on the necessary registration statement, offering document, offer to purchase, related letter of transmittal, supplemental indenture, to the extent applicable, and other related documents in connection with such 2034 Notes Offer (the “2034 Notes Offer Documents”) and the material terms and conditions of any 2034 Notes Offer and Parent will consider in good faith the comments, if any, raised by the Company and its counsel and (iii) Parent shall, or shall cause Janus Henderson US to, pay the purchase price related to such 2034 Notes Offer, including any premium, solely with the proceeds of the Financing. The terms and conditions specified by Parent for the 2034 Notes Offer shall be in compliance with the 2034 Indenture and any Applicable Laws, including SEC rules and regulations. The closing of a 2034 Notes Offer, if any, shall be expressly conditioned on the occurrence of the Closing, and, in accordance with the terms of such 2034 Notes Offer, the Company shall cause Janus Henderson US to accept for purchase, and purchase, the 2034 Notes validly tendered and not validly withdrawn in such 2034 Notes Offer (provided, however, that notwithstanding the fact that any proposed amendments to the 2034 Indenture set forth in any 2034 Notes Offer Document may become effective earlier, such proposed amendments shall not become operative until the Closing). The Company shall provide, and use its reasonable best efforts to cause its representatives to provide, all cooperation reasonably requested by Parent in connection with any 2034 Notes Offer, including appointing a dealer manager selected by Parent; provided that the fees and out-of-pocket expenses of any dealer manager and counsel to the Company will be paid directly by Parent; provided, further, that neither the Company nor any of its Subsidiaries nor counsel for the Company and its Subsidiaries shall be required to furnish any certificates, legal opinions or negative assurance letters in connection with a 2034 Notes Offer. Any 2034 Notes Offer shall comply in all material respects with the applicable requirements of the Exchange Act and the Securities Act, including, as applicable, Rule 14e-1 and the Trust Indenture Act, any other Applicable Law, it being understood that the Company or its Subsidiaries shall not be required to take any action that does not comply with such Applicable Law. As applicable, the Company shall cause Janus Henderson US to waive any of the conditions to a 2034 Notes Offer as may be reasonably requested by Parent (other than the condition that the closing of a 2034 Notes Offer shall not be consummated until the Closing), so long as such waivers would not cause a 2034 Notes Offer to violate the Securities Act, the Exchange Act or any other Applicable Law, and shall not, without the prior written consent of Parent, waive any condition to a 2034 Notes Offer or make any material change, amendment or modification to the terms and conditions of a 2034 Notes Offer (including any extension thereof) other than as directed by Parent. If, at any time prior to the completion of a 2034 Notes Offer, the Company or any of its Subsidiaries, on the one hand, or Parent or any of its Subsidiaries, on the other hand, discovers any information that should be set forth in an amendment or supplement to the 2034 Notes Offer Documents, so that the 2034 Notes Offer Documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of circumstances under which they are made, not misleading, such party that discovers such information shall promptly notify the other party, and an appropriate amendment or supplement prepared by Parent or its Subsidiaries describing such information shall be disseminated to the holders of the 2034 Notes. The consummation of any 2034 Notes Offer shall not be a condition to Closing;

(iii)           if requested by Parent, cause the Company and any Subsidiary to (x) enter into a supplemental indenture, any security arrangements (including any pledge and security documents, collateral trust agreement, intercreditor agreement and other customary security documents) and other related documents (the “2034 Notes Security Documents”) as contemplated by Section 4.03 of the 2034 Indenture in order for the 2034 Notes to be secured “equally and ratably” with the security interest that will secure all or any portion of the Debt Financing; provided that neither the Company nor any of its Subsidiaries nor counsel for the Company and its Subsidiaries shall be required to furnish any certificates, legal opinions or negative assurance letters in connection with the granting of any such liens on the 2034 Notes (other than, in connection with the execution of any supplemental indenture relating to the applicable 2034 Notes, with respect to which the Company or its Subsidiaries shall (x) deliver customary officer’s certificates and (y) cause legal counsel for the Company and its Subsidiaries to deliver customary legal opinions to the trustee under the applicable indenture in the form required by the 2034 Indenture) and (y) perform any actions as required by the trustee under the 2034 Indenture in order for the trustee under the 2034 Indenture to enter into any 2034 Notes Security Documents; provided that Parent shall be responsible for preparation of the 2034 Notes Security Documents; provided, further, that the effectiveness of any such documents or instruments shall be expressly conditioned on the Closing.

(e)            For the avoidance of doubt, no consent fees or other fees shall be payable by the Company in connection with any transaction contemplated by Section 5.4(d). For the avoidance of doubt, none of the transactions contemplated by Section 5.4(d) are conditions to Closing and if any of the transactions contemplated by Section 5.4(d) have not been completed, Parent and Merger Sub will each continue to be obligated, subject to the satisfaction or waiver of the conditions set forth in Article VIII, to consummate the Merger.

Article VI

COVENANTS OF PARENT AND MERGER SUB

Parent and Merger Sub hereby covenant as follows:

Section 6.1             Conduct of the Business Before the Closing Date.

(a)            Neither Parent nor any of its Subsidiaries shall (except as specifically contemplated by the terms of this Agreement or as set forth on Schedule 6.1(a)), between the date of this Agreement and the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, without the prior written consent of the Company (which shall not be unreasonably delayed, withheld or conditioned) acquire any material assets, or properties (including any real property), or enter into any other transaction, other than in connection with transactions that would not reasonably be expected to (x) prevent, materially hinder or materially delay the receipt of the necessary or required waiting period expirations or terminations, consents, approvals and authorizations for the transactions contemplated by this Agreement under the HSR Act, or the consents set forth on Schedule 8.1(d), or (y) otherwise prevent or materially delay or materially impair the consummation of the Merger.

(b)            Nothing contained in this Agreement shall give to the Company, directly or indirectly, rights to control or direct the operations of Parent or its Subsidiaries prior to the Closing Date. Prior to the Closing Date, Parent and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its and its Subsidiaries’ operations.

Section 6.2             Employee Matters.

(a)            Parent shall or shall cause the Surviving Company to provide each Continuing Employee, during the period commencing at the Effective Time and ending one (1) year thereafter (the “Continuation Period”), with (i) base salary or base wages that is no less favorable than the base salary or base wage rate provided to such Continuing Employee by the Company and its Subsidiaries immediately prior to the Effective Time, (ii) annual variable incentive opportunities that are consistent with the Company’s past practice in respect of such incentive opportunities (it being understood that any post-Closing target annual variable incentive opportunities are not required to be equity-based), (iii) other employee benefits (excluding defined benefit pension plans, retiree health and welfare and employee stock purchase opportunities) that are substantially comparable in the aggregate to those provided to such Continuing Employee by the Company and its Subsidiaries immediately prior to the Effective Time, and (iv) unless otherwise determined by the Surviving Company’s Chief Executive Officer, hybrid work arrangements that are no less favorable than those in effect immediately prior to the Effective Time. Additionally, Parent agrees that each Continuing Employee whose employment is terminated during the Continuation Period, shall be provided with severance benefits (including the payment of transitional or notice pay) that are no less favorable than the severance benefits (including the payment of transitional or notice pay) provided by the Company and its Subsidiaries to such Continuing Employee pursuant to the applicable Benefit Plan providing for such benefits and payments in effect as of the date of this Agreement.

(b)            Parent shall, or shall cause the Surviving Company to, (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any Benefit Plans of Parent or its Affiliates (any such plan, a “Parent Benefit Plan”) to be waived with respect to the Continuing Employees and their eligible dependents to the extent inapplicable under the corresponding Benefit Plan immediately prior to the Effective Time, (ii) with respect to the plan year during which the Effective Time occurs, recognize for each Continuing Employee and his or her dependents credit for applicable deductibles and annual out-of-pocket limits for expenses incurred prior to the Effective Time for which payment has been made in respect of such Continuing Employee and his or her eligible dependents to the same extent such credit was given under the analogous Benefit Plan prior to the Effective Time for purposes of satisfying any applicable deductible or annual out-of-pocket limit under any Parent Benefit Plan, and prior to the Effective Time, the Company shall have provided adequate data concerning such payments to Parent in a format reasonably requested by Parent, and (iii) recognize the service of each Continuing Employee’s employment with the Company and its Subsidiaries for purposes of vesting, vacation, paid time off, severance, benefit accrual and eligibility to participate under each applicable Parent Benefit Plan in which any Continuing Employee will participate after the Effective Time, as if such service had been performed with Parent, except for any purpose under defined benefit pension plans, retiree medical and insurance benefits or to the extent it would result in a duplication of benefits.

(c)            Prior to making any material written communication to Company Employees pertaining to compensation or benefits matters that are directly related to the transactions contemplated by this Agreement, the Company shall provide Parent with a copy of the intended communication, Parent shall have two (2) Business Days to review and comment on the communication, and the Company shall consider any such comments in good faith; provided, that the foregoing shall not apply to any written communication to Company Employees so long as the statements contained therein concerning the transactions contemplated hereby are substantially similar to previous communications made by the Company in compliance with the provisions of this sentence.

(d)           Nothing set forth in this Agreement is intended to (i) be treated as an amendment of any particular Benefit Plan, (ii) prevent Parent, the Surviving Company or any of their Affiliates from amending or terminating any of their benefit plans or, after the Effective Time, any Benefit Plan in accordance with their terms, (iii) prevent Parent, the Surviving Company or any of their Affiliates, after the Effective Time, from terminating the employment of any Continuing Employee, or (iv) without limiting the generality of Section 10.9, create any third-party beneficiary rights in any employee of the Company or any of its Subsidiaries, any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Continuing Employee by Parent, the Surviving Company or any of their Affiliates or under any benefit plan which Parent, the Surviving Company or any of their Affiliates may maintain.

Section 6.3             Indemnification Continuation.

(a)            For purposes of this Section 6.3, (i) “Indemnified Person” shall mean any person who is now, or has been at any time prior to the Effective Time, (x) an officer or director of the Company or any of its Subsidiaries or (y) serving at the request of the Company as an officer or director of another corporation, joint venture or other enterprise or general partner of any partnership or a trustee of any trust, and (ii) “Proceeding” shall mean any claim, action, suit, proceeding or investigation.

(b)            From and after the Effective Time, Parent shall, and Parent shall cause the Surviving Company to, to the fullest extent permitted by applicable law, provide indemnification to each Indemnified Person in connection with any Proceeding based directly or indirectly (in whole or in part) on, or arising directly or indirectly (in whole or in part) out of, the fact that such Indemnified Person is or was an officer or director of the Company or any of its Subsidiaries, or is or was serving at the request of the Company as an officer or director of another corporation, joint venture or other enterprise or general partner of any partnership or a trustee of any trust, whether pertaining to any matter arising before or after the Effective Time. In the event of any such Proceeding, each Indemnified Person will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit or proceeding from Parent and the Surviving Company within a reasonable period of time following receipt by Parent or the Surviving Company from the Indemnified Person of a request therefor; provided that an Indemnified Person shall repay Parent or the Surviving Company for any expenses incurred by Parent or the Surviving Company in connection with the indemnification of such Indemnified Person pursuant to this Section 6.3 if it is ultimately determined that such Indemnified Person did not meet the standard of conduct necessary for indemnification by Parent or the Surviving Company as set forth in the Company Organizational Documents or the Companies Law. For six (6) years from the Effective Time, Parent shall cause the Surviving Company’s memorandum of association and the articles of association and the relevant governing documents of each Subsidiary of the Surviving Company after the Closing to contain provisions with respect to exculpation, indemnification and advancement of expenses that are at least as favorable to the Indemnified Persons as those provisions that are set forth in the memorandum of association and the articles of association or other applicable governing documents of the Company or any such Subsidiary on the date hereof. The Surviving Company and its Subsidiaries shall not amend, repeal or otherwise modify the exculpation, indemnification and advancement of expenses provisions of the Surviving Company’s memorandum of association and the articles of association and any of its Subsidiaries’ similar organizational documents in any manner that would adversely affect the rights thereunder of any Indemnified Person. Parent hereby agrees that all rights to indemnification as provided in any indemnification agreements between the Company or any of its Subsidiaries, on the one hand, and any Indemnified Person, on the other hand, as in effect as of the date hereof with respect to matters occurring at or prior to the Closing shall survive the Closing in accordance with their terms.

(c)            Parent shall, and shall cause the Surviving Company to, and the Surviving Company shall, maintain in effect for six (6) years from the Effective Time the Company’s current directors’ and officers’ liability insurance policies covering acts or omissions occurring (or alleged to occur) prior to or at the Effective Time with respect to Indemnified Persons; provided, however, that in no event shall the Surviving Company be required to expend pursuant to this Section 6.3(c) more than an amount per year equal to 300% of current annual premiums paid by the Company for such insurance. In the event that, but for the proviso to the immediately preceding sentence, Parent and the Surviving Company would be required to expend more than 300% of current annual premiums, Parent and the Surviving Company shall obtain the maximum amount of such insurance obtainable by payment of annual premiums equal to 300% of current annual premiums. In lieu of the foregoing, the Company may purchase, prior to the Effective Time, a six (6)-year “tail” prepaid officers’ and directors’ liability insurance policy in respect of acts or omissions occurring prior to the Effective Time covering each such Indemnified Person for an amount not to exceed 300% of current annual premiums. If such “tail” policy has been established by the Company, Parent shall not terminate such policy and shall cause all obligations of the Company thereunder to be honored by it and the Surviving Company.

(d)            The provisions of this Section 6.3 shall survive the consummation of the Merger for a period of six (6) years and are expressly intended to benefit each of the Indemnified Persons; provided, however, that in the event that any claim or claims for indemnification are asserted or made within such six (6) year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims.

(e)            Parent shall, and shall cause the Surviving Company to, pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Person in enforcing the indemnity and other obligations provided in this Section 6.3 to the same extent and under the same conditions and procedures (and subject to the same conditions, including with respect to the advancement of expenses) as such Indemnified Person is entitled on the date of this Agreement under the Company Organizational Documents (or the corresponding organizational documents of any Subsidiary of the Company).

Section 6.4             Obligations of Parent. Parent shall cause Merger Sub and the Surviving Company to comply with, duly perform, satisfy and discharge on a timely basis, all of their respective covenants, obligations and liabilities under this Agreement and any failure by any of them to comply with such obligations shall be deemed for all purposes of this Agreement to be a breach of this Agreement by Parent.

Section 6.5             Notice of Breach. From and after the date of this Agreement and until the earlier to occur of the Closing Date or the termination of this Agreement pursuant to Article IX hereof, Parent shall as promptly as reasonably practicable provide written notice to Company with reasonable detail upon having Knowledge of the existence of any event or circumstance that would reasonably be expected to cause any condition to the obligations of any party hereto to effect the transactions contemplated by this Agreement not to be satisfied; provided, that the failure of Parent to comply with this Section 6.5 shall not be given any effect for purposes of determining whether the conditions set forth in Article VIII have been satisfied.

Section 6.6             Consent of Sole Stockholder of Merger Sub. Immediately after the execution of this Agreement (but in any event, no later than five (5) Business Days after the date hereof), Parent shall duly approve and adopt this Agreement in its capacity as the sole stockholder of Merger Sub in accordance with Applicable Law and the organizational documents of Merger Sub and deliver to the Company evidence of its vote or action by written consent so approving and adopting this Agreement, as well as copies of minutes or an action by written consent of Merger Sub duly approving and adopting this Agreement in accordance with Applicable Law and the organizational documents of Merger Sub.

Article VII

ADDITIONAL COVENANTS OF THE PARTIES

Section 7.1             Preparation of Proxy Statement; Stockholder Meetings.

(a)            As promptly as practicable, and in any event within forty (40) days after the execution of this Agreement, the Company shall prepare the Proxy Statement and cause to be filed with the SEC the Proxy Statement, and the Company and Parent shall jointly prepare and file with the SEC the Schedule 13E-3. Parent, Merger Sub and the Company shall cooperate and consult with each other in the preparation of the Proxy Statement and the Schedule 13E-3, and Parent shall furnish all information concerning itself and Merger Sub and their respective officers, directors, Affiliates and agents that is required to be included in the Proxy Statement under the Exchange Act, and each of the Company and Parent shall furnish all information concerning itself and its Subsidiaries and their respective officers, directors, Affiliates and agents that is required to be included in the Schedule 13E-3 under the Exchange Act. The Proxy Statement shall include the recommendation of the Board of Directors of the Company in favor of approval of this Agreement and the Merger, except to the extent the Board of Directors of the Company (acting on the recommendation of the Special Committee) shall have withdrawn or modified its approval or recommendation of this Agreement or the Merger to the extent such action is permitted by Section 7.6. The Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to its stockholders as promptly as practicable. The parties shall promptly provide copies, consult with each other and prepare written responses with respect to any written comments received from the SEC with respect to the Proxy Statement and the Schedule 13E-3 and advise one another of any oral comments received from the SEC. Each of the Company, Parent and Merger Sub agree that none of the information supplied by it for inclusion in the Proxy Statement or the Schedule 13E-3 will, on the date the Proxy Statement is first mailed to the Company’s stockholders (if applicable) and at the time of the Company Stockholders Meeting, contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not materially misleading, and the Proxy Statement and the Schedule 13E-3 shall comply as to form in all material respects with the Securities Act and the Exchange Act and the rules and regulations promulgated by the SEC thereunder.

(b)            The Company will advise Parent, promptly after it receives notice thereof, of any request by the SEC for amendment of the Proxy Statement or the Schedule 13E-3 or comments thereon and responses thereto or requests by the SEC for additional information and shall supply Parent with copies of all correspondence between it or any of its representatives, on the one hand, and the SEC, on the other hand, with respect to the Proxy Statement or the Schedule 13E-3. No amendment or supplement to the Proxy Statement or the Schedule 13E-3 shall be filed without the approval of both parties hereto, which approval shall not be unreasonably withheld, conditioned or delayed; provided that with respect to documents filed by a party which are incorporated by reference in the Proxy Statement, this right of approval shall apply only with respect to information relating to the other party or such other party’s business, financial condition or results of operations. If at any time prior to the Effective Time, any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, should be discovered by Parent or the Company that should be set forth in an amendment or supplement to the Proxy Statement or the Schedule 13E-3, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the stockholders of the Company.

(c)            The Company shall cause the Company Stockholders Meeting to be duly called and held as soon as reasonably practicable for the purpose of obtaining the Required Company Vote. In connection with such meeting, the Company will (i) subject to Section 7.6(b) and Section 7.6(c), use its reasonable best efforts to obtain the Required Company Vote and (ii) otherwise comply with all legal requirements applicable to such meeting.

Section 7.2             Investment Advisory Arrangement Consents.

(a)            Clients other than Funds. The Company shall use commercially reasonable efforts to obtain, as promptly as reasonably practicable following the date of this Agreement, the consent of each Client (other than a Fund) for which consent to the assignment or deemed assignment of such Client’s Investment Advisory Arrangement with the Company or any of its Subsidiaries is required by Applicable Law or by such Client’s Investment Advisory Arrangement as a result of the transactions contemplated by this Agreement (such consents, the “Non-Fund Consents”). In furtherance thereof, as promptly as reasonably practicable following the date of this Agreement and provided that the same is permitted pursuant to the applicable Investment Advisory Arrangement, the Company shall, and shall cause its Subsidiaries to, as applicable, send a written notice (the “Negative Consent Notice”) to such Clients informing each Client: (i) of the transactions contemplated by this Agreement; (ii) of the intention to complete the transactions contemplated by this Agreement, which will result in an assignment or deemed assignment of such Investment Advisory Arrangement; (iii) of the intention of the Company or the applicable Subsidiary to continue to provide the advisory services pursuant to the existing Investment Advisory Arrangement with such Client after the Closing if such Client does not terminate such agreement prior to the Closing; and (iv) that the consent of such Client will be deemed to have been granted if such Client does not terminate its Investment Advisory Arrangement within forty-five (45) days after the sending of the Negative Consent Notice. If the applicable Investment Advisory Arrangement requires the written consent of the Client to the assignment or deemed assignment of such Client’s Investment Advisory Arrangement with the Company or any of its Subsidiaries, or if the Company or the applicable Subsidiary determines, in its discretion, that for commercial reasons it would be prudent or appropriate to obtain the written consent of a Client to the assignment or deemed assignment of such Client’s Investment Advisory Arrangement, then the Company shall, and shall cause its Subsidiaries to, as applicable, as promptly as reasonably practicable following the date of this Agreement, send a written notice informing such Client of the transactions contemplated by this Agreement and requesting written consent to the assignment or deemed assignment of such Client’s Investment Advisory Arrangement, and any such Client shall be deemed a Non-Consenting Client unless and until such Client has provided its written consent to the assignment or deemed assignment of such Client’s Investment Advisory Arrangement. The Company shall provide Parent with drafts of the form of Negative Consent Notice or other consent notice to be sent to a Client pursuant to this Section 7.2(a) and Parent shall have the right to review and approve, in advance, the form and substance of such notice (such approval not to be unreasonably withheld, conditioned or delayed).

(b)            Private Funds. The Company shall use commercially reasonable efforts to obtain, as promptly as reasonably practicable following the date of this Agreement, the consent of each Private Fund for which consent to the assignment or deemed assignment of such Private Fund’s Investment Advisory Arrangement with the Company or any of its Subsidiaries is required by Applicable Law or by such Private Fund’s Investment Advisory Arrangement as a result of the transactions contemplated by this Agreement (such consents, the “Private Fund Consents”). In furtherance thereof, as promptly as reasonably practicable following the date of this Agreement, and except as provided on Schedule 7.2(b)(i): (i)(A) if the applicable Investment Advisory Arrangement expressly requires the written consent of investors to the assignment or deemed assignment of such Private Fund’s Investment Advisory Arrangement with the Company or any of its Subsidiaries, or (B) permits consent to be obtained by a Fund Negative Consent Notice (as defined below) and the Company or the applicable Subsidiary determines, in its discretion, that for commercial reasons it would be prudent or appropriate to obtain the written consent of one or more investors in such Private Fund to the assignment or deemed assignment of such Private Fund’s Investment Advisory Arrangement, then the Company shall, and shall cause its Subsidiaries to, as applicable, send a written notice to each investor in such Private Fund described in Clause (A) or such investors described in Clause (B) requesting the written consent of the investor to the assignment or deemed assignment of the Investment Advisory Arrangement and informing each investor in the Private Fund of the intention (X) to complete the transactions contemplated by this Agreement, which will result in an assignment or deemed assignment of the Investment Advisory Arrangement with the Private Fund, and (Y) to continue to provide the advisory services pursuant to the existing Investment Advisory Arrangement with such Private Fund after the Closing so long as a majority-in-interest (or such higher percentage as may be required under the applicable Investment Advisory Arrangement) of the investors provide (and do not withdraw) their consent to the assignment or deemed assignment of such Private Fund’s Investment Advisory Arrangement; provided that any Private Fund described in Clause (A) shall be deemed a Non-Consenting Client unless and until a majority-in-interest (or such higher percentage as may be required under the applicable Investment Advisory Arrangement) of the investors provide (and have not withdrawn) their consent to the assignment or deemed assignment of such Private Fund’s Investment Advisory Arrangement, and any Private Fund described in Clause (B) shall be deemed a Non-Consenting Client unless and until a majority-in-interest (or such higher percentage as may be required under the applicable Investment Advisory Arrangement) of the investors shall be deemed in the aggregate to have provided (and not withdrawn) their consent to the assignment or deemed assignment of such Private Fund’s Investment Advisory Arrangement according to the method of consent (either written or negative) solicited; and (ii) for all Investment Advisory Arrangements with Private Funds not described in (i) above, and provided that the same is permitted pursuant to the applicable Investment Advisory Arrangement, the Company shall, and shall cause its Subsidiaries to, as applicable, send a written notice (the “Fund Negative Consent Notice”) to each investor in the applicable Private Fund informing each investor: (A) of the transactions contemplated by this Agreement; (B) of the intention to complete the transactions contemplated by this Agreement, which will result in an assignment or deemed assignment of such Investment Advisory Arrangement; (C) of the intention of the Company or the applicable Subsidiary to continue to provide the advisory services pursuant to the existing Investment Advisory Arrangement with such Private Fund after the Closing; and (D) that the consent of such investor will be deemed to have been granted if such investor does not affirmatively object to such assignment within forty-five (45) days after the sending of the Fund Negative Consent Notice. The Company shall provide Parent with drafts of the form of Fund Negative Consent Notice or other consent notice to be sent to a Private Fund pursuant to this Section 7.2(b) and Parent shall have the right to review and approve, in advance, the form and substance of such notice (such approval not to be unreasonably withheld, conditioned or delayed). With respect to all Private Funds permitted to receive, and that only receive, a Fund Negative Consent Notice, they shall be deemed to be a Consenting Client for all purposes of this Agreement, including Section 8.2, if a majority in interest (or such higher percentage as may be required under the applicable Investment Advisory Agreement) of the investors in such Private Fund does not object by the means specified in such Fund Negative Consent Notice prior to the expiration of the period set forth in the Fund Negative Consent Notice.

(c)            Public Funds.

(i)            The Company shall, and shall cause its Investment Adviser Subsidiaries to, use their respective commercially reasonable efforts to, in accordance with Applicable Law, (A) as promptly as practicable after the date of this Agreement obtain the approval of each of the Public Fund Boards (“Public Fund Board Approval”) of the Public Fund Board Approval Items, and (B) request the Public Funds to obtain, as promptly as practicable following such approval of the Public Fund Boards, the necessary approval of the shareholders of each Public Fund (except if not required under manager-of-managers exemptive orders granted under the Investment Company Act by the SEC with respect to any Public Funds not sponsored by the Company or its Subsidiaries) (“Public Fund Shareholder Approval” and, together with the Non-Fund Consents, the Private Fund Consents and the Public Fund Board Approvals, the “Client Consents”) of the Public Fund Shareholder Approval Items. In addition, at the request of Parent, the Company and its Investment Adviser Subsidiaries shall seek Interim Public Fund IAA Approval for any Public Fund with respect to any period after the Closing.

(ii)            As promptly as practicable following Public Fund Board Approval as described in Section 7.2(c)(i), the Company will, or will cause one of its Subsidiaries to (in coordination with the applicable Public Fund and under the general direction of the applicable Public Fund Board) (A) prepare and, subject to the approval of the applicable Public Fund Board, file proxy materials for the Public Fund shareholder meeting to approve the Public Fund Shareholder Approval Items as contemplated by Section 7.2(c)(i), (B) subject to the approval of the applicable Public Fund Board, use commercially reasonable efforts to promptly clear all SEC comments, and (C) request such Public Fund Board to submit, as promptly as practicable following the mailing of the proxy materials, to the shareholders of such Public Fund for a vote at a shareholders meeting the proposal to approve the Public Fund Shareholder Approval Items. The Company shall provide Parent with drafts of the proxy materials (and any SEC comments thereto) on a timely basis and Parent shall have the right to review in advance of submission to the SEC the proxy materials (and any amendment or supplement thereto) to be furnished to the shareholders of any Public Fund and to (1) approve information or data that is provided by or on behalf of Parent or its Affiliates specifically for inclusion in such proxy materials, and (2) provide reasonable comments on such proxy materials which the Company (in coordination with the applicable Public Fund and under the general direction of the applicable Public Fund Board (and subject to the approval thereof)) will use commercially reasonable efforts to include therein; provided that the Company shall not be required to provide any drafts of proxy materials to Parent or seek any approval or comments from Parent with respect thereto to the extent such proxy materials contain information regarding the transactions contemplated by this Agreement and Parent and its Affiliates previously approved or provided by Parent in accordance with the foregoing.

(iii)           As promptly as practicable following the date of this Agreement, the Company shall use its commercially reasonable efforts to cause each Public Fund then engaged in a public offering of its shares to (i) file supplements or amendments to its prospectus forming a part of its registration statement then currently in use, which supplements or amendments shall disclose the transactions contemplated hereby to the extent required by Applicable Law, and (ii) make any other filing necessary under any Applicable Law to satisfy in all material respects disclosure requirements in connection with the public distribution of the shares of that Public Fund. Parent shall have the right to provide reasonable comments on such materials to the same extent as provided in Section 7.2(c)(ii).

(iv)          The Company agrees that the information provided by it or any of its Subsidiaries (or on their behalf) in writing specifically for inclusion in the proxy materials to be furnished to the shareholders of any Public Fund (other than information that is or will be provided by or on behalf of Parent or any other third party specifically for inclusion in such proxy materials) will not contain, as of the date of such proxy materials, any untrue statement of a material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Parent agrees that the information provided by it (or on its behalf) in writing specifically for inclusion in the proxy materials to be furnished to the shareholders of any Public Fund will not contain, as of the date of such proxy materials, any untrue statement of a material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(v)           The parties agree that a Public Fund shall be deemed a Consenting Client for all purposes under this Agreement only if Public Fund Board Approval and Public Fund Shareholder Approval (unless such approval is not required as provided under Section 7.2(c)(i)(B)) has been obtained and is in full force and effect at the Closing for the Public Fund IAA Approval.

(d)            In connection with obtaining the Client Consents and other actions required by this Section 7.2, at all times prior to the Effective Time, the Company shall take reasonable steps to keep Parent promptly informed of the status of obtaining such Client Consents and, upon Parent’s reasonable request, make available to Parent copies of all such executed Client Consents (other than where obtained by sending a Negative Consent Notice) and make available for Parent’s inspection the originals of such Client Consents and any related materials and other records to the extent relating to the Client Consent process. Without limiting the foregoing, in connection with obtaining the Client Consents required under this Section 7.2, Parent shall have the right to review in advance of distribution any other written notices or other written materials to be distributed by the Company or any of its Subsidiaries to Clients not expressly addressed by this Section 7.2 and shall have the right to have its reasonable comments reflected therein prior to distribution. Parent and the Company agree that, notwithstanding anything in this Agreement to the contrary, in no event shall the Company or any Subsidiary thereof be required or authorized to offer or grant any material accommodation or material alteration of terms (financial or otherwise) in respect of any Client for the purpose of obtaining the Client Consents contemplated by this Section 7.2.

(e)            Parent and Merger Sub shall cooperate and use commercially reasonable efforts to assist the Company in all reasonable respects in connection with seeking and obtaining the Client Consents (including by providing any information reasonably requested by the Company in connection with the foregoing with respect to Parent, Merger Sub and their respective Affiliates). Prior to the Closing, without the prior written consent of the Company, Parent, Merger Sub and their respective Affiliates and representatives shall not contact any Client or any Person which Parent, Merger Sub and their respective Affiliates and representatives know is an officer, director, managing member or general partner of a Fund (or any investor in a Fund) or any advisory committee or similar body (or any member thereof) with respect to a Fund in connection with the transactions contemplated by this Agreement; provided that, notwithstanding the foregoing, nothing in this Agreement shall prohibit or limit Parent, Merger Sub or any of their Affiliates from contacting any Client or any officer, director, managing member or general partner of a Fund (or investor in a Fund) or any advisory committee or similar body (or any member thereof) with respect to a Fund in the ordinary course of business unrelated to the transactions contemplated by this Agreement. Parent and Merger Sub shall, and shall instruct their representatives to, abide by the terms of Section 7.4 with respect to any access or information provided pursuant to this Section 7.2(e). All information exchanged pursuant to this Section 7.2(e) shall be subject to Section 7.4.

Section 7.3             Section 15(f) of the Investment Company Act.

(a)            Parent acknowledges that the Company has entered into this Agreement in reliance upon the benefits and protections provided by Section 15(f) of the Investment Company Act. In furtherance (and not limitation) of the foregoing, Parent shall, and shall cause its Subsidiaries to, use reasonable best efforts after the Effective Time to conduct its business to enable the following to be true regarding Section 15(f) of the Investment Company Act in relation to any Public Fund for which any Subsidiary of the Company provides investment advisory or sub-advisory services: (a) for a period of not less than three (3) years after the Effective Time (and provided the 75% standard for disinterested directors is in effect at the Closing), no more than 25% of the members of the board of directors or trustees of any Public Fund shall be “interested persons” (as defined in the Investment Company Act) of the Company, any Subsidiary, Parent or any of its Affiliates or any other investment adviser for such Public Fund, and (b) for a period of not less than two (2) years after the Effective Time, neither Parent nor any of its Affiliates shall impose an “unfair burden” (within the meaning of the Investment Company Act, including any interpretations or no-action letters of the SEC) on any such Public Fund as a result of the transactions contemplated by this Agreement or any express or implied terms, conditions or understandings applicable thereto.

(b)            For a period of three (3) years after the Closing Date, Parent shall not engage, and shall cause its Affiliates not to engage, in any transaction that would constitute an “assignment” (as that term is defined under applicable provisions of the Investment Company Act and interpreted by the SEC) to a third party of any Investment Advisory Arrangement between Parent or any of its Affiliates and any Public Fund, without first using reasonable best efforts to obtain from the counterparty to such transaction a covenant in all material respects comparable to that contained in this Section 7.3.

Section 7.4             Access to Information. Upon reasonable notice, the Company shall (and shall cause its respective Subsidiaries to) afford to Parent and its representatives (including any financing sources and their representatives) reasonable access during normal business hours, during the period prior to the Effective Time, to all its officers, employees, properties, offices, plants and other facilities and to all books and records, including financial statements, other financial data and monthly financial statements within the time such statements are customarily prepared, and, during such period, the Company shall (and shall cause its respective Subsidiaries to) furnish promptly to Parent and its representatives (including any financing sources and their representatives), consistent with its legal obligations, all other information concerning its business, properties and personnel as Parent may reasonably request; provided, however, that the Company may restrict the foregoing access to the extent that, in the Company’s reasonable judgment, (i) providing such access would result in the waiver of any attorney-client privilege, in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality if the Company shall have used all reasonable efforts to obtain the consent of such third party to such access, or (ii) any law, treaty, rule or regulation of any Governmental Entity applicable to the Company requires the Company or its Subsidiaries to preclude the other party and its representatives from gaining access to any properties or information, provided, further, that the Company will inform Parent of the general nature of the document or information being withheld and reasonably cooperate with Parent to provide such document or information in a manner that would not result in violation of law or the loss or waiver of such privilege. No investigation by Parent or its representatives shall affect or be deemed to modify or waive the representations and warranties of the Company set forth in this Agreement. Parent will hold any such information that is non-public in confidence to the extent required by, and in accordance with, the provisions of those certain agreements, each dated November 20, 2025 (the “Confidentiality Agreements”), between the Company and each of General Catalyst Group Management, LLC and Trian Fund Management, L.P.

Section 7.5             Efforts.

(a)            Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Laws to consummate the Merger and the other transactions contemplated by this Agreement as soon as practicable after the date of this Agreement, including, without limitation, (i) preparing and filing, in consultation with the other party and as promptly as practicable and advisable after the date of this Agreement, all documentation to effect all necessary applications, notices, petitions, filings, and other documents and to obtain as promptly as practicable all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits, and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity, including but not limited to, the Merger Filing Documents and the filings set forth on Schedule 3.4 of the Company Disclosure Schedule in order to consummate the Merger or any of the other transactions contemplated by this Agreement and (ii) taking all steps as may be necessary to obtain all such waiting period expirations or terminations, consents, clearances, waivers, licenses, registrations, permits, authorizations, orders and approvals. In furtherance and not in limitation of the foregoing, each party hereto agrees to (w) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable, and in any event within twenty (20) Business Days after the execution of this Agreement, (x) make any filings in connection with any Regulatory Approvals as promptly as practicable, including making the filings set forth in item 2 of Schedule 8.1(d) of the Company Disclosure Schedule within 15 Business Days after the execution of this Agreement or such other time in which the Company and Parent shall otherwise agree, (y) supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act or by any Governmental Entity under any Regulatory Law, and (z) take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act or obtain all Regulatory Approvals as soon as practicable. For the avoidance of doubt, Parent shall be responsible for the payment of all filing fees payable to any Governmental Entity.

(b)            Each of Parent and the Company shall, in connection with the efforts referenced in Section 7.5(a) to obtain all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits, and authorizations for the transactions contemplated by this Agreement under the HSR Act or any other Regulatory Law (as defined below), (i) cooperate in all respects and consult with each other in connection with any communication, filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party with respect to Regulatory Laws, including by allowing the other party and/or its counsel to have a reasonable opportunity to review in advance and comment on drafts of any communications, filings and submissions (and documents submitted therewith); (ii) promptly inform the other party of any communication received by such party from, or given by such party to, the Antitrust Division of the Department of Justice (the “DOJ”), the Federal Trade Commission (the “FTC”), any other Governmental Entity or, in connection with any proceeding by a private party, with any other person, including by promptly providing copies to the other party of any such written communications, and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated by this Agreement; and (iii) permit the other party to review any communication it gives to, and consult with each other in advance of any meeting, telephone call, or videoconference with the DOJ, the FTC, or such other Governmental Entity or other person, and to the extent permitted by the DOJ, the FTC, or any other applicable Governmental Entity or other Person, give the other party and/or its counsel the opportunity to attend and participate in such meetings, substantive telephone calls and conferences, provided, however, that materials may be redacted (x) to remove references concerning the valuation of Parent, the Company or any of their Subsidiaries, (y) as necessary to comply with contractual arrangements, and (z) as necessary to address reasonable privilege or confidentiality concerns. Parent and the Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material to be provided to the other under this Section 7.5(b) as “Antitrust Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Parent or the Company, as the case may be) or its legal counsel. For purposes of this Agreement, “Regulatory Law” means Antitrust Laws, the Defense Production Act of 1950, as amended, and all other national, federal or state, domestic or foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate actions on the basis of national security or national interest and Applicable Laws relating to change of control or other approvals required from any Governmental Entity (including Governmental Entities responsible for the regulation of asset managers and the providers of financial products and services) for completion of the transactions contemplated by this Agreement.

(c)            In furtherance and not in limitation of the covenants of the parties contained in Section 7.5(a) and Section 7.5(b), Parent shall use its best efforts to resolve objections, if any, as may be asserted with respect to the transactions contemplated by this Agreement under any Regulatory Law. For the purposes of this Section 7.5, “best efforts” shall include taking any and all actions necessary to obtain the Consents or waiting period expirations of any Governmental Entity required to consummate the Merger and other transactions contemplated by this Agreement as expeditiously as possible and, in any event, prior to the Termination Date, including promptly (i) proposing, negotiating, committing to, effecting and agreeing to, by consent decree, hold separate order, or otherwise, the sale, divestiture, license, hold separate, and other disposition of the businesses, assets, products or equity interests of the Company or its Subsidiaries or any of Parent’s or its Subsidiaries’ other businesses, assets, products or equity interests now owned or hereafter acquired by Parent, (ii) creating, terminating, or amending any existing relationships, ventures, contractual rights or obligations of Parent, the Company or their respective Subsidiaries, (iii) otherwise taking or committing to any action that would limit Parent’s freedom of action with respect to, or its ability to retain or hold, directly or indirectly, any businesses, assets, products or equity interests of Parent or the Company (including any of their respective Subsidiaries) and (iv) making, or causing any Subsidiaries to make, any commitment, or committing to (or causing any Subsidiaries to commit to) make any commitment (to any Governmental Entity or otherwise) regarding the future operations of Parent or the Company (including any of their respective Subsidiaries) (the “Regulatory Actions”); provided that, notwithstanding anything herein to the contrary, with respect to any Regulatory Law that is not an Antitrust Law, none of Parent, Merger Sub or any of their respective Affiliates shall be obligated to (and, without the prior written consent of Parent, the Company may not and may not permit any of its Subsidiaries to) take or refrain from taking, or agree to take or refrain from taking any action, or agree to become subject to any restriction, condition, limitation or requirement, or agree to any modification of this Agreement or to any of the transactions contemplated by this Agreement that, individually or together with all other such actions, restrictions, conditions, limitations or requirements, in each case, imposed by a Governmental Entity would, or would reasonably be expected to, (i) have a Company Material Adverse Effect or a material adverse effect on the business or assets, liabilities, properties, results of operations or financial condition of Parent, Merger Sub and their respective Affiliates, taken as a whole (after giving effect to the Merger), (ii) require or result in the sale, divestiture, license, hold separate or other disposition of any businesses, assets, products or equity interests of Parent’s Affiliates (other than the Company and its Subsidiaries) or Equity Investors, or (iii) require Parent (or any of its Affiliates or Equity Investors or other Person (other than the Company and its Subsidiaries)) to provide any guarantee, capital maintenance or capital support arrangement to the Company or any of its Subsidiaries (a “Burdensome Condition”). Nothing in this Section 7.5 shall require Parent, the Company or their respective Subsidiaries to take or agree to take any action with respect to its business or operations unless the effectiveness of such agreement or action is conditioned upon consummation of the Closing. Subject to and without limitation of any of the obligations in this Section 7.5, Parent shall, on behalf of the parties, be entitled to direct, control and lead all communications, discussions, negotiations and strategy, including with respect to any Regulatory Action or any governmental consent, waiver, authorization or approval which the Parent may seek to obtain in accordance with the provisions hereof and the Company shall take all reasonable actions (at the direction of the Parent) to support the Parent with respect to the process and strategy for pursuing any such Regulatory Actions and obtaining such governmental consents, waivers, authorizations or approvals.

(d)            Parent will cause its Affiliates and use reasonable best efforts to cause the Equity Investors and Preferred Equity Investor (and any Affiliates thereof), to comply with the obligations to prepare and file documentation, make filings and supply information (but not, for the avoidance of doubt, agreeing to any Regulatory Action in such documentation or filings) as may be required under any Regulatory Law or requested by Governmental Entities set forth in Sections 7.5(a)(i), (w), (x) and (y) as if they were “Parent” hereunder, and any failure by any of them to comply with such obligations shall be deemed for all purposes of this Agreement to be a failure by Parent to comply with such obligations; provided that, no portfolio company (as such term is commonly understood in the private investments industry), publicly traded company in which an Equity Investor or its Affiliates holds securities (including any company at which such Equity Investor or its Affiliates has a representative on the board of directors) or any investment fund affiliated with or managed by any Equity Investor or its Affiliates shall be an “Affiliate” of Parent or Merger Sub for purposes of this Section 7.5(d).

(e)            Other than with respect to Clients and Funds, which are governed exclusively by Section 7.2, each of Parent and the Company shall use its reasonable best efforts to obtain the expiration or termination of all waiting periods and all consents, waivers, authorizations and approvals of all third parties, including Governmental Entities (except those contemplated by Section 7.5(b), which shall be governed by that Section), necessary, proper or advisable for the consummation of the transactions contemplated by this Agreement and to provide any notices to third parties required to be provided prior to the Effective Time; provided that, without the prior written consent of Parent, the Company shall not incur any significant expense or liability, enter into any significant new commitment or agreement or agree to any significant modification to any contractual arrangement to obtain such consents or certificates in each case, that would have a material adverse effect on the business or operations of the Company and its Subsidiaries, taken as a whole.

(f)            In furtherance and not in limitation of the foregoing, Parent and the Company shall cause each Company Broker-Dealer Subsidiary to file, as soon as reasonably practicable after the date hereof, and in no event later than twenty (20) Business Days after the date hereof, a Continuing Membership Application, pursuant to FINRA Rule 1017(a)(4) (the “FINRA Application”), seeking FINRA’s approval of the indirect change of ownership or control of the Broker-Dealer Subsidiary to be effected as a result of the Merger. For the avoidance of doubt, Parent shall be responsible for the payment of all filing fees and any transfer Taxes payable to any Governmental Entity. In doing so, each of the Parent, Company and the Company Broker-Dealer Subsidiaries shall use its respective reasonable best efforts to cooperate with one another and keep one another apprised of material matters relating to or in connection with the taking of such actions and the doing of such other things as are contemplated by this Section 7.5(f). Each party agrees to (i) consult with one another in advance of any substantive meeting, teleconference or other communication with FINRA, (ii) provide one another with the opportunity to attend or participate in any such substantive meeting, teleconference or other communication, (iii) afford one another the right to review any written materials to be submitted to FINRA in advance of the submission thereof and (iv) furnish one another with copies of all written materials received by or on behalf of such party from FINRA, in each case to the extent permitted by applicable law (except, in the case of the foregoing clause (ii), to the extent FINRA has requested that one or the other such party not attend or participate in any such meeting, teleconference or other communication, and in the case of the foregoing clauses (iii) and (iv), to the extent that such written materials contain information that does not relate to the transactions contemplated hereby) provided, that, in connection with the FINRA Application, such party shall be permitted to provide directly to FINRA any commercially or competitively sensitive information or such information regarding such party’s ultimate beneficial ownership beyond what would otherwise be required to be disclosed on Form BD (including governing documents of such beneficial owners) and, for the avoidance of doubt, need not provide copies of such submissions to the other party. Any materials exchanged in connection with this Section 7.5(f) may be redacted or withheld as necessary to address reasonable privilege concerns, and to remove references concerning the valuation of the party’s consideration of the transactions contemplated by this Agreement or other sensitive material; provided that the parties hereto may, as they deem advisable and necessary, designate any sensitive materials provided to the other party under this Section 7.5(f) as “outside counsel only.”

Section 7.6             Acquisition Proposals.

(a)            Except as otherwise expressly permitted by this Section 7.6, none of the Company or any of its Subsidiaries shall, nor shall (directly or indirectly) the Company authorize or permit any of its or their controlled Affiliates, officers, directors, employees, representatives, advisors or other intermediaries or Subsidiaries to: (i) solicit, initiate or knowingly encourage the submission of inquiries, proposals or offers from any Person (other than Parent) relating to any Company Acquisition Proposal, or agree to or endorse any Company Acquisition Proposal; (ii) enter into any agreement to (x) consummate any Company Acquisition Proposal, (y) approve or endorse any Company Acquisition Proposal or (z) in connection with any Company Acquisition Proposal, require the Company to abandon, terminate or fail to consummate the Merger; (iii) enter into or participate in any discussions or negotiations in connection with any Company Acquisition Proposal or inquiry with respect to any Company Acquisition Proposal, or furnish to any Person any non-public information with respect to its business, properties or assets in connection with any Company Acquisition Proposal; or (iv) agree or resolve to take, or take, any of the actions prohibited by clause (i), (ii) or (iii) of this sentence. The Company shall immediately cease, and cause its representatives, advisors and other intermediaries to immediately cease, any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. The Company shall promptly inform its financial advisors of the Company’s obligations under this Section 7.6. Any violation of this Section 7.6 by any of the Company’s controlled Affiliates, officers, directors, employees, representatives, financial advisors or other intermediaries of the Company shall be deemed to be a breach of this Section 7.6 by the Company. For purposes of this Section 7.6, the term “Person” shall mean any person, corporation, entity or “group,” as defined in Section 13(d) of the Exchange Act, other than Parent or any Subsidiaries of Parent. “Company Acquisition Proposal” shall mean any offer or proposal for a merger, reorganization, recapitalization, consolidation, share exchange, scheme of arrangement, business combination or other similar transaction involving the Company or any of its Subsidiaries or any proposal or offer to acquire, directly or indirectly, securities representing more than 20% of the voting power of the Company or more than 20% of the assets of the Company and its Subsidiaries taken as a whole, other than the Merger and the other transactions contemplated by this Agreement.

(b)            Notwithstanding the foregoing, the Board of Directors of the Company (acting on the recommendation of the Special Committee), directly or indirectly through Affiliates, directors, officers, employees, representatives, advisors or other intermediaries, may, prior to the Company Stockholders Meeting, (i) comply with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with regard to any Company Acquisition Proposal, so long as any such compliance recommends against any Company Acquisition Proposal and reaffirms its recommendation of the transactions contemplated by this Agreement, except to the extent such action is permitted by Section 7.6(c), or issue a “stop, look and listen” statement, (ii) engage in negotiations or discussions with any Person (and its representatives, advisors and intermediaries) that has made an unsolicited bona fide written Company Acquisition Proposal not resulting from or arising out of a material breach of Section 7.6(a), and/or (iii) furnish to such Person information relating to the Company or any of its Subsidiaries pursuant to a confidentiality agreement with confidentiality provisions that are no less favorable to the Company than those contained in the Confidentiality Agreements (it being understood that such confidentiality agreement need not contain standstill provisions) and to the extent nonpublic information that has not been made available to Parent is made available to such Person, make available or furnish such nonpublic information to Parent substantially concurrent with the time it is provided to such Person; provided that the Board of Directors of the Company shall be permitted to take an action described in the foregoing clause (ii) or (iii) if, and only if, prior to taking such particular action, the Board of Directors of the Company (acting on the recommendation of the Special Committee) has determined in good faith after consultation with its financial advisors and outside legal counsel that such Company Acquisition Proposal constitutes or would reasonably be expected to result in, a Company Superior Proposal. “Company Superior Proposal” shall mean any proposal (on its most recently amended or modified terms, if amended or modified) made by a third party that is not affiliated with the Company to enter into any transaction involving a Company Acquisition Proposal that the Board of Directors of the Company (acting on the recommendation of the Special Committee) determines in its good faith judgment (after consultation with the Company’s financial advisors and outside legal counsel) would be more favorable to the Company’s stockholders than this Agreement, and the Merger, taking into account all terms and conditions of such transaction (including any breakup fees, expense reimbursement provisions and financial terms) and the anticipated timing and prospects for completion of such transaction, including the prospects for obtaining regulatory approvals and financing, and any third-party approvals, except that the reference to “20%” in the definition of “Company Acquisition Proposal” shall be deemed to be a reference to “80%”. Reference to “this Agreement”, and “the Merger” in this paragraph shall be deemed to include any proposed alteration of the terms of this Agreement or the Merger that are agreed to by Parent pursuant to Section 7.6(d).

(c)            Except as provided below, at any time prior to the receipt of the Required Company Vote, the Company’s Board of Directors shall not (1) withdraw, modify or amend in any manner adverse to Parent its approval or recommendation of this Agreement or the Merger or (2) approve or recommend any Company Acquisition Proposal ((1) or (2) a “Company Change in Recommendation”). Notwithstanding the foregoing, the Company’s Board of Directors (acting on the recommendation of the Special Committee) (x) may make a Company Change in Recommendation (i) in response to a Company Intervening Event, or (ii) following receipt of an unsolicited bona fide written Company Acquisition Proposal that did not result from or arise out of a material breach of this Section 7.6 and which the Company’s Board of Directors (acting on the recommendation of the Special Committee) determines in good faith, in consultation with its financial advisors and outside legal counsel, is a Company Superior Proposal, in each case, if and only if, the Company’s Board of Directors (acting on the recommendation of the Special Committee) has determined in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties or standard of conduct required of the Company’s Board of Directors under applicable law and the Company complies with Section 7.6(d) or (y) following receipt of a bona fide written Company Acquisition Proposal which the Company’s Board of Directors (acting on the recommendation of the Special Committee) determines in good faith, in consultation with its financial advisors and outside legal counsel, is a Company Superior Proposal, may terminate this Agreement for the purpose of entering into a definitive acquisition agreement, merger agreement or similar definitive agreement (a “Company Alternative Acquisition Agreement”) with respect to such Company Superior Proposal, if, and only if, the Company’s Board of Directors (acting on the recommendation of the Special Committee) has determined in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties or standards of conduct of the Company’s Board of Directors under applicable law and the Company complies with Section 7.6(d), and concurrently with entering into a Company Alternative Acquisition Agreement with respect to such Company Superior Proposal, the Company terminates this Agreement in accordance with the provisions of Section 9.1(f).

(d)            Prior to the Company taking any action permitted (i) under Section 7.6(c)(x)(i), the Company shall provide Parent with five (5) Business Days’ prior written notice advising Parent it intends to effect a Company Change in Recommendation and specifying, in reasonable detail, the reasons therefor and, during such five (5) Business Day period, if requested by Parent, the Company shall engage in good faith negotiations with Parent to amend the terms of this Agreement in a manner that would make the failure to effect a Company Change in Recommendation no longer inconsistent with the fiduciary duties or standards of conduct of the Company’s Board of Directors under applicable law or (ii) under Section 7.6(c)(x)(ii) or Section 7.6(c)(y) the Company shall provide Parent with five (5) Business Days’ prior written notice (it being understood and agreed that any material amendment to the amount or form of consideration payable in connection with the applicable Company Acquisition Proposal shall require a new notice and an additional three (3) Business Day period) advising Parent that the Company’s Board of Directors intends to take such action, and specifying the material terms and conditions of the Company Superior Proposal, and the Company shall, during such five (5) Business Day period (or subsequent three (3) Business Day period), negotiate in good faith with Parent to make such adjustments to the terms and conditions of this Agreement such that such Company Acquisition Proposal would no longer constitute a Company Superior Proposal.

(e)            The Company shall notify Parent promptly (but in any event within 24 hours) after receipt or occurrence of (i) any Company Acquisition Proposal, (ii) any proposals, discussions, negotiations or inquiries that would reasonably be expected to lead to a Company Acquisition Proposal, and (iii) the material terms and conditions of any such Company Acquisition Proposal and the identity of the Person making any such Company Acquisition Proposal or with whom such discussions or negotiations are taking place, in each case, if such request for information, inquiry, proposal or discussions or negotiations would reasonably be expected to lead to a Company Acquisition Proposal. In addition, the Company shall promptly (but in any event within 24 hours) after the receipt thereof, provide to Parent copies of any written documentation material to understanding such Company Acquisition Proposal which is received by the Company from the Person (or from any representatives, advisors or agents of such Person) making such Company Acquisition Proposal or with whom discussions or negotiations would reasonably be expected to lead to a Company Acquisition Proposal. The Company shall not, and shall cause each of its Subsidiaries not to, terminate, waive, amend or modify any provision of any existing standstill or confidentiality agreement to which it or any of its Subsidiaries is a party, and the Company shall, and shall cause its Subsidiaries to, enforce the provisions of any such agreement; provided, however, that the Company may waive any such provision to the extent necessary to allow a Person to privately make a Company Acquisition Proposal to the Board of Directors of the Company or the Special Committee as permitted under this Section 7.6. The Company shall keep Parent reasonably informed of the status and material details (including any amendments or proposed amendments) of any such Company Acquisition Proposal and keep Parent reasonably informed as to the material details of any information requested of or provided by the Company and as to the material details of all discussions or negotiations with respect to any such Company Acquisition Proposal and shall provide to Parent within 24 hours after receipt thereof all copies of any other documentation material to understanding such Company Acquisition Proposal (as determined by the Company in good faith) received by the Company from the Person (or from any representatives, advisors or agents of such Person) making such Company Acquisition Proposal or with whom such discussions or negotiations are taking place. The Company shall promptly provide to Parent any material non-public information concerning the Company provided to any other Person in connection with any Company Acquisition Proposal that was not previously provided to Parent. The Board of Directors of the Company shall promptly consider in good faith (in consultation with its outside legal counsel and financial advisors) any proposed alteration of the terms of this Agreement or the Merger proposed by Parent in response to any Company Acquisition Proposal.

Section 7.7             Stockholder Litigation. Each of the Company and Parent shall keep the other party hereto informed of, and cooperate with such party in connection with, any stockholder litigation or claim against such party and/or its directors or officers relating to the Merger or the other transactions contemplated by this Agreement; provided, however, that no settlement in connection with such stockholder litigation shall be agreed to without Parent’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 7.8             Maintenance of Insurance. The Company will use commercially reasonable efforts to maintain in full force and effect through the Closing Date all material insurance policies applicable to the Company and its Subsidiaries and their respective properties and assets in effect on the date of this Agreement.

Section 7.9             Public Announcements. Each of the Company, Parent and Merger Sub agrees that no public release or announcement concerning the transactions contemplated hereby shall be issued by any party without the prior written consent of the Company and Parent (which consent shall not be unreasonably withheld or delayed), except (a) with respect to any Company Change in Recommendation made in accordance with the terms of this Agreement, (b) in connection with any Company Superior Proposal, (c) solely in the case of Parent or Merger Sub, to the extent reasonably necessary to respond to or comment on any publicly announced or publicly disclosed Company Acquisition Proposal, tender offer, proxy contest or other public challenge to the transactions contemplated hereby (whether or not constituting a Company Superior Proposal), (d) with respect to any public statement regarding the transactions contemplated by this Agreement, so long as such statements are consistent with previous press releases, public disclosures or public statements made jointly by the parties and otherwise in compliance with this Section 7.9 and do not reveal material nonpublic information regarding the transactions contemplated by this Agreement, or (e) as may be required by law or the rules or regulations of any applicable United States securities exchange, in which case the party required to make the release or announcement shall use its commercially reasonable efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance, it being understood that the final form and content of any such release or announcement, to the extent so required, shall be at the final discretion of the disclosing party; provided that the foregoing shall not apply to any public release or announcement so long as the statements contained therein concerning the transactions contemplated hereby are substantially similar to previous releases or announcements made by the applicable party with respect to which such party has complied with the provisions of this sentence.

Section 7.10           No Rights Plan. From the date of this Agreement through the earlier of termination of this Agreement and the Effective Time, the Company will not adopt, approve, or agree to adopt, a rights plan, “poison-pill” or other similar agreement or arrangement or any anti-takeover provision in the Company Organizational Documents that is, or at the Effective Time shall be, applicable to the Company, the Company Common Stock, the Merger or the other transactions contemplated by this Agreement.

Section 7.11           Section 16 Matters. Prior to the Effective Time, the Company shall take such steps as may be reasonably necessary or advisable to cause dispositions of Company Common Stock and derivative securities with respect to Company Common Stock pursuant to the transactions contemplated by this Agreement by each individual who is or may be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 7.12           CFTC Notices. If required by applicable law, on or before the Closing, (i) the Company shall cause any Company Commodity Subsidiary to reaffirm all CFTC Rule 4.13(a)(3) notices of exemption it continues to rely on, if any, filed with respect to any Private Fund; and (ii) the Company shall use commercially reasonable efforts to cause the Public Funds to reaffirm all CFTC Rule 4.5 notices of exclusion filed with respect to the Public Funds that they continue to rely on.

Section 7.13           Certain Companies Law Matters.

(a)            As soon as reasonably practicable following satisfaction of the requirements of Article 127F(1) of the Companies Law, each of the Company and Merger Sub shall provide the notices to Creditors and shall cause, within the time limit set out in Article 127FC(6) of the Companies Law, the contents of the notice of the Merger to be published at least once in a newspaper circulating in Jersey.

(b)            The parties agree that if a member or a Creditor applies to the Court pursuant to Article 127FB(1) or Article 127FE(2)(b) of the Companies Law and such application has not been (i) withdrawn by the relevant member or creditor or (ii) dispensed with (whether by way of the directions of the Court or otherwise), in either case, within twenty-eight (28) days of the application being made, the parties may mutually agree that the transactions contemplated hereby be effected pursuant to a Scheme of Arrangement, and, upon such agreement, the parties will cooperate and act in good faith and use reasonable best efforts to ensure the implementation of the Scheme of Arrangement (any such switch from a Merger to the Scheme of Arrangement, a “Switch”) as soon as is reasonably practicable, including entering into appropriate amendments to this Agreement to give effect to the foregoing and preserving the terms of this Agreement as closely as possible; provided that this Section 7.13(b) shall not, and shall not require the Company to agree to, alter or change the amount or nature of the Merger Consideration payable to holders of Company Common Stock hereunder. Without limitation of Section 7.6, in the event of a Switch to a Scheme of Arrangement, as soon as practicable the Company shall reaffirm the recommendation of the Board of Directors of the Company in favor of the Scheme of Arrangement and use reasonable best efforts to implement the Scheme of Arrangement (and any failure to reaffirm such recommendation within three (3) Business Days at the request of Parent after such agreement to effect a Switch shall be a Company Change in Recommendation).

Section 7.14           Financing.

(a)            Subject to the terms and conditions of this Agreement, Parent shall and shall cause each of its Subsidiaries to take, or cause to be taken, all appropriate actions, and do, or cause to be done, all things necessary, proper or advisable to obtain funds sufficient to fund the Financing Amounts on or prior to the date on which the Merger is required to be consummated pursuant to the terms hereof (taking into account the anticipated timing of the Marketing Period). In furtherance and not in limitation of the foregoing, Parent shall take, or cause to be taken, all reasonable actions and do, or cause to be done, all things necessary, proper or advisable to obtain the proceeds of the Financing on the terms and conditions not less favorable to Parent than those contained in the Commitment Letters and the Fee Letter (including any “market flex” provisions that are contained in the Fee Letter) as promptly as possible (taking into account the anticipated timing of the Marketing Period) but in any event prior to the date on which the Merger is required to be consummated pursuant to the terms hereof, including by (i) maintaining in effect the Commitment Letters (subject to Parent’s right to replace, restate, supplement, modify, assign, substitute, waive or amend the Commitment Letters in accordance herewith), (ii) negotiating and entering into definitive agreements with respect to the Financing (the “Definitive Agreements”) on terms and conditions not less favorable to Parent than those contained therein (including, as necessary, the “flex” provisions contained in any related fee letter) and without any Prohibited Modification, (iii) satisfying on a timely basis (taking into account the anticipated timing of the Marketing Period), or otherwise obtaining waiver of, all conditions in the Commitment Letters and the Definitive Agreements that are within Parent’s control and complying with its obligations thereunder and (iv) enforcing its rights under the Commitment Letters.

(b)            Other than as set forth in this Section 7.14(b) or Section 7.14(c), neither Parent nor any of its Subsidiaries shall, without the prior written consent of the Company, permit, consent to or agree to any amendment, replacement, supplement, termination or modification to, or any waiver of, any provision or remedy under (i) the Equity Commitment Letters, (ii) the Preferred Equity Commitment Letter or (iii) the Debt Commitment Letter or the Definitive Agreements (it being understood that the exercise of any “market flex” provisions contained in the Fee Letter shall not be deemed an amendment, replacement, supplement, termination, modification or waiver) if, in the case of clauses (ii) and (iii) hereof, such amendment, replacement, supplement, modification, waiver or remedy (A) adds new (or adversely modifies any existing) conditions to the consummation of all or any portion of the Financing, (B) reduces the aggregate principal amount of the Debt Financing or the Preferred Equity Financing, (C) adversely affects the ability of Parent to enforce its rights against other parties to the Debt Commitment Letter, Preferred Equity Commitment Letter or the Definitive Agreements as so amended, replaced, supplemented or otherwise modified or (D) could otherwise reasonably be expected to prevent, impede or delay the consummation of the Merger and the other transactions contemplated by this Agreement (the effects described in clauses (i) through (iii), collectively, the “Prohibited Modifications”), provided that Parent may replace, amend, supplement or modify (x) the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities (or titles with respect to such entities) that have not executed the Debt Commitment Letter as of the date of this Agreement (it being understood that the aggregate commitments of the lenders party to the Debt Commitment Letter prior to such replacement, amendment, supplement or modification may be reduced in the amount of such additional party’s commitments if such entities are of similar creditworthiness as the Financing Parties that have executed the Debt Commitment Letter prior to such replacement, amendment, supplement or modification) and (y) the Preferred Equity Commitment Letter to add investors or similar entities (or titles with respect to such entities) that have not executed the Preferred Equity Commitment Letter as of the date of this Agreement (it being understood that the aggregate commitments of the investors party to the Preferred Equity Commitment Letter prior to such replacement, amendment, supplement or modification may be reduced in the amount of such additional party’s commitments if such investors are of similar creditworthiness as the Financing Parties that have executed the Preferred Equity Commitment Letter prior to such replacement, amendment, supplement or modification). Parent shall reasonably promptly deliver to the Company copies of any amendment, replacement, supplement, termination, modification or waiver to the Commitment Letters and/or Definitive Agreements.

(c)            In the event that any portion of the Financing becomes unavailable, regardless of the reason therefor, Parent shall (i) promptly notify the Company in writing of such unavailability and the reason therefor and (ii) use reasonable best efforts, and cause each of its Subsidiaries to use their reasonable best efforts, to arrange and obtain, as promptly as practicable following the occurrence of such event, alternative financing for any such unavailable portion from the same or alternative sources (the “Alternative Financing”) in an amount sufficient, when taken together with the available portion of the Financing, to consummate the transactions contemplated by this Agreement and to pay the Financing Amounts and that does not include any Prohibited Modifications; provided that Parent shall not be required to arrange or obtain any Alternative Financing having terms and conditions (including “market flex” provisions) materially less favorable, taken as a whole, to Parent than those contained in the Debt Commitment Letter and/or the Preferred Equity Commitment Letter, as applicable, and the related Fee Letter. Parent shall provide the Company with prompt notice of any actual breach, default, cancellation, termination or repudiation by any party to the Commitment Letters or any Definitive Agreement. Upon the Company’s request, Parent shall keep the Company reasonably informed on a current basis of the status of its efforts to consummate the Financing, including any Alternative Financing.

(d)            To the extent Parent obtains Alternative Financing or amends, replaces, supplements, terminates, modifies or waives any of the Financing, in each case pursuant to this Section 7.14 and without any Prohibited Modification, references to the “Financing,” “Financing Parties,” “Commitment Letters” and “Definitive Agreements” (and other like terms in this Agreement) shall be deemed to refer to such Alternative Financing, the commitments thereunder and the agreements with respect thereto, or the Financing as so amended, replaced, supplemented, terminated, modified or waived.

Section 7.15            Debt Merger. Immediately prior to the Effective Time, Jupiter Borrower, Inc., a Delaware corporation and Wholly Owned Subsidiary of Parent (“Debt Merger Sub”), shall borrow from the Financing Parties in respect of the Debt Financing. Debt Merger Sub shall lend a portion of the proceeds from the Debt Financing to Parent, and Parent shall contribute such amount to Merger Sub. At the Effective Time, Debt Merger Sub shall merge with and into Janus Henderson US (Holdings) Inc., a Wholly Owned Subsidiary of the Company (“Janus Henderson US”, and such merger, the “Debt Merger”), with Janus Henderson US continuing as the surviving corporation. The remaining portion of the Debt Financing shall be used to repay third-party indebtedness of Janus Henderson US at or immediately following the Effective Time. As promptly as practicable following the date hereof, the Company and Parent shall enter into and approve a short-form agreement of merger containing customary terms and conditions for the Debt Merger.

Section 7.16            Other Agreements. The parties hereby agree to the matters set forth on Schedule 7.16.

Article VIII

CONDITIONS PRECEDENT

Section 8.1             Conditions to Each Party’s Obligation to Effect the Merger. The obligations of the Company, Parent and Merger Sub to effect the Merger are subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a)            Company Stockholder Approval. The Company shall have obtained the Required Company Vote in connection with the approval of the Merger and the other transactions contemplated by this Agreement by the stockholders of the Company.

(b)            No Injunctions or Restraints, Illegality. No statute, rule, regulation, executive order, decree or ruling, shall have been adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other order issued by a court or other Governmental Entity of competent jurisdiction shall be in effect, having the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger; provided, however, that the provisions of this Section 8.1(b) shall not be available to any party whose failure to fulfill its obligations pursuant to Section 7.5 shall have been the cause of, or shall have resulted in, such order or injunction.

(c)            HSR Act. The waiting period applicable to the Merger and the other transactions contemplated pursuant to this Agreement under the HSR Act shall have been terminated or shall have expired.

(d)            Regulatory Approvals. All applicable waiting periods (or extensions thereof) or consents, non-objections or approvals relating to the Merger and the other transactions contemplated by this Agreement under the applicable laws of the jurisdictions or Governmental Entities set forth in Schedule 8.1(d) (the “Regulatory Approvals”) shall have expired, been terminated or received and be in full force and effect (as applicable) without the imposition of a Burdensome Condition;

(e)            Companies Law Matters. (i) The date as set out in Article 127FJ(3)(a) of the Companies Law shall have passed and (ii) each applicable date as set out in Article 127FJ(3)(c) of the Companies Law shall have passed in respect of the Company’s and Merger Sub’s notification and publication obligations described in Section 7.13(a).

Section 8.2             Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction, or waiver by Parent, on or prior to the Closing Date, of the following additional conditions:

(a)            Representations and Warranties. (i) The representations and warranties of the Company contained in Section 3.1(a) (Organization), Section 3.5 (Authorization and Validity of Agreement), Section 3.6(b) and Section 3.6(c) (Capitalization and Related Matters), Section 3.24 (No Brokers), Section 3.25 (Takeover Statutes), Section 3.26 (Opinion of Financial Advisor), Section 3.27 (Board Approval) and Section 3.28 (Vote Required) shall be true and correct in all material respects, in each case both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), (ii) the representations and warranties of the Company contained in Section 3.6(a) (Capitalization and Related Matters) shall be true and correct in all respects (except for such inaccuracies as are de minimis in the aggregate), in each case both when made and at and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), (iii) the representations and warranties of the Company contained in Section 3.9(a) (Absence of Certain Changes or Events) shall be true and correct in all respects both when made and at and as of the Closing Date, and (iv) all other representations and warranties of the Company set forth in this Agreement shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (iv), where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Parent shall have received a certificate of an executive officer of the Company to such effect.

(b)            Performance of Obligations of the Company. The Company shall have performed in all material respects and complied in all material respects with all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Closing Date. Parent shall have received a certificate of an executive officer of the Company to such effect.

(c)            Client Consent Percentage. The Client Consent Percentage shall be at least 80% and Parent shall have received a certificate of an executive officer of the Company to such effect.

(d)            No Material Adverse Effect. Since the date of this Agreement, there has not been a Company Material Adverse Effect. Parent shall have received a certificate of an executive officer of the Company to such effect.

Section 8.3             Additional Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are subject to the satisfaction of, or waiver by, the Company, on or prior to the Closing Date of the following additional conditions:

(a)            Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub contained in Section 4.1 (Organization), Section 4.4 (Authorization and Validity of Agreement), Section 4.7 (No Brokers) and Section 4.11 (Board Approval) shall be true and correct in all material respects, in each case both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), (ii) the representations and warranties of Parent contained in Section 4.5 (Ownership of Common Stock; Capitalization of Merger Sub) shall be true and correct in all respects (except for such inaccuracies as are de minimis in the aggregate), in each case both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), and (iii) all other representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. The Company shall have received a certificate of an executive officer of Parent to such effect.

(b)            Performance of Obligations of Parent. Parent shall have performed in all material respects and complied in all material respects with all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Closing Date. The Company shall have received a certificate of an executive officer of Parent to such effect.

Article IX

TERMINATION

Section 9.1             Termination. This Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party or parties (and, in the case of the Company, upon the recommendation of the Special Committee), and except as provided below, whether before or after approval of the matters presented in connection with the Merger by the stockholders of the Company:

(a)            By mutual written consent of Parent and the Company, by action of their respective Boards of Directors (and, in the case of the Company, upon the recommendation of the Special Committee);

(b)            By either the Company or Parent if the Effective Time shall not have occurred on or before June 22, 2026 (the “Termination Date”); provided that (A) the Termination Date shall be automatically extended on or prior to such date, in each case, for forty-five (45) days following the original Termination Date (as so extended, the “Extended Termination Date”) if all conditions to the Closing (other than the conditions set forth in Section 8.1(b) (to the extent relating to a Regulatory Law), Section 8.1(c), Section 8.1(d) or Section 8.2(c)) are satisfied or waived or are capable of then being satisfied, and such Extended Termination Date shall thereafter be the “Termination Date”; provided, further, that the Extended Termination date shall be further automatically extended on or prior to the Extended Termination Date, in each case, for forty-five (45) days following the Extended Termination Date (as so extended, the “Further Extended Termination Date”) if all conditions to the Closing (other than the conditions set forth in Section 8.1(b) (to the extent relating to a Regulatory Law), Section 8.1(c), Section 8.1(d) or Section 8.2(c)) are satisfied or waived or are capable of then being satisfied, and such Further Extended Termination Date shall thereafter be the “Termination Date”; and (B) if the Marketing Period has commenced but not yet been completed as of the close of business on the seventh (7th) Business Day immediately prior to the Termination Date, the Termination Date shall be automatically extended (or further extended) to the date that is seven (7) Business Days after the expiration of the Marketing Period and such date shall be the new Termination Date; provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the primary cause of the failure of the Effective Time to occur on or before the Termination Date and such action or failure to perform constitutes a breach of this Agreement;

(c)            By either the Company or Parent if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting or making illegal the transactions contemplated by this Agreement, and such order, decree, ruling or other action shall have become final and nonappealable; provided that the party hereto seeking to terminate this Agreement pursuant to this Section 9.1(c) shall have used the level of efforts to remove such restraint or prohibition as required by this Agreement; and provided, further, that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available to any party hereto whose breach of any provision of this Agreement results in the imposition of such order, decree or ruling or the failure of such order, decree or ruling to be resisted, resolved or lifted;

(d)            By either the Company or Parent if the approval by the stockholders of the Company required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the Required Company Vote at the Company Stockholders Meeting (or any adjournment or postponement thereof);

(e)            By Parent prior to the receipt of the Required Company Vote, if (i) there shall have been a Company Change in Recommendation or the Board of Directors of the Company shall have approved or recommended a Company Acquisition Proposal (or the Board of Directors of the Company, upon the recommendation of the Special Committee, resolves to do any of the foregoing), whether or not permitted by Section 7.6, (ii) the Company shall fail to call or hold the Company Stockholders Meeting in violation of Section 7.1(c), or (iii) the Company shall have committed an Intentional Breach of any of its material obligations under Section 7.6;

(f)            By the Company, pursuant to Section 7.6(c), subject to compliance with the applicable provisions of Section 7.6(c), Section 7.6(d), Section 7.6(e) and Section 9.2(d);

(g)            By the Company if there shall have been a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub contained in this Agreement such that the conditions set forth in Section 8.3(a) or Section 8.3(b) would not be satisfied and (i) such breach is not curable or (ii) (other than an Intentional Breach of Parent’s obligations under Article I) if such breach is curable, such breach shall not have been cured prior to the earlier of (A) 30 days following notice of such breach and (B) the Termination Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(g) if the Company is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement;

(h)            By Parent if there shall have been a breach of any representation, warranty, covenant or agreement on the part of the Company contained in this Agreement such that the conditions set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied and (i) such breach is not curable or (ii) if such breach is curable, such breach shall not have been cured prior to the earlier of (A) 30 days following notice of such breach and (B) the Termination Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.1(h) if Parent or Merger Sub is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement; or

(i)            By the Company, at any time prior to the Effective Time if (i) all the conditions set forth in Section 8.1 and Section 8.2 have been and continue to be satisfied or, to the extent permitted by Applicable Law, waived (other than those conditions that by their nature are to be satisfied at the Closing, each of which shall be capable of being satisfied if the Closing were to occur), (ii) Parent and Merger Sub have failed to consummate the Merger on or prior to the date the Closing should have occurred pursuant to Section 1.2, (iii) the Company has irrevocably confirmed to Parent in writing at least three (3) Business Days prior to such termination that the Company is ready, willing and able to consummate the Closing on such date of confirmation and at all times during the three (3) Business Day period immediately thereafter, and (iv) Parent and Merger Sub have failed to consummate the Closing within three (3) Business Days after the receipt of such irrevocable confirmation pursuant to the preceding clause (iii).

Section 9.2             Effect of Termination; Termination Fees.

(a)            In the event of termination of this Agreement by either the Company or Parent as provided in Section 9.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent, Merger Sub or the Company or their respective partners, members, managers, stockholders, employees, Affiliates, agents, officers, directors or other representative of such party to the other parties, as applicable, except with respect to the Confidentiality Agreements, the Guarantees, the last sentence of Section 5.3(b), this Section 9.2 and Article X; provided that, except as set forth in the following sentence, termination of this Agreement shall not relieve any party from any liability or damages incurred or suffered by a party to the extent such liability or damages were the result of fraud or any Intentional Breach of any covenant or agreement in this Agreement occurring prior to termination (in each case, which may be pursued only by the party through actions expressly approved by the party’s Board of Directors, as applicable). Each party agrees that notwithstanding anything in this Agreement to the contrary, in the event that the Company Termination Fee is paid to Parent or the Parent Termination Fee is paid to the Company in accordance with this Agreement (Parent or the Company, as the recipient of the Company Termination Fee or the Parent Termination Fee, as applicable, the “Receiving Party”), the payment of the Company Termination Fee or the Parent Termination Fee, as applicable, and any Parent Enforcement Expenses or Company Enforcement Expenses and Reimbursement Obligations, as applicable, shall be the sole and exclusive remedy of the Receiving Party, its Subsidiaries, direct or indirect stockholders or equityholders and Affiliates and its and their respective other representatives (“Related Parties”) against such paying party or any of its representatives or Affiliates for, and in no event will the Receiving Party or any other such Person seek to recover any money damages or seek any other remedy with respect to, any loss suffered, directly or indirectly, as a result of (i) the failure of the Merger to be consummated, (ii) the termination of this Agreement or (iii) any liabilities or obligations arising under this Agreement; provided that nothing in this Section 9.2 will limit either party’s right to specific performance pursuant to and in accordance with Section 10.4.

(b)            If Parent shall terminate this Agreement pursuant to Section 9.1(e), then the Company shall pay to Parent, not later than two (2) Business Days following such termination, the Company Termination Fee.

(c)            If (A) the Company or Parent shall terminate this Agreement pursuant to Section 9.1(b) (solely if the Required Company Vote has not been obtained) or Section 9.1(d), (B) at or prior to the time of the Company Stockholders Meeting there shall have been publicly disclosed or announced and not withdrawn prior to the Company Stockholders Meeting a bona fide written Company Acquisition Proposal and (C) within twelve (12) months following the termination of this Agreement, the Company enters into a definitive agreement with respect to, or consummates, a Company Acquisition Proposal, then the Company shall pay to Parent, not later than two (2) Business Days after the execution of the definitive agreement or consummation of the transaction, as applicable, an amount in cash equal to (i) if the Expense Reimbursement has not been paid or become payable, $297,130,000 or (ii) if the Expense Reimbursement has been paid or become payable, $222,850,000 (the applicable amount contemplated by clause (i) or (ii), the “Company Termination Fee”).

(d)            If the Company shall terminate this Agreement pursuant to Section 9.1(f), then the Company shall pay, or cause to be paid, to Parent the Company Termination Fee contemporaneously with such termination.

(e)            In the event this Agreement is terminated by the Company pursuant to Section 9.1(g) or Section 9.1(i) (or if this Agreement is terminated pursuant to Section 9.1(b) at a time when the Company would have been entitled to terminate this Agreement pursuant to Section 9.1(g) or Section 9.1(i)) then Parent shall pay or cause to be paid to the Company a fee equal to $222,850,000 (the “Parent Termination Fee”) within five (5) Business Days after the date of such termination by wire transfer of same-day funds to one or more accounts designated by the Company.

(f)            In the event this Agreement is terminated by the Company or Parent pursuant to Section 9.1(d), then the Company shall pay to Parent, as promptly as reasonably practicable (and, in any event, within two (2) Business Days following the delivery by Parent of an invoice therefor) any and all reasonable and documented out-of-pocket fees and expenses (including of Financing Parties, financial advisors, outside legal counsel, accountants, experts, consultants and other representatives but excluding any recoverable VAT) actually incurred by or on Parent’s behalf in connection with or related to the authorization, preparation, investigation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the Merger, up to an amount not to exceed $111,420,000 (the “Expense Reimbursement”).

(g)            All payments under this Section 9.2 by (i) the Company shall be made by wire transfer of immediately available funds to an account designated by Parent, and (ii) Parent shall be made by wire transfer of immediately available funds to an account designated by the Company. The parties further acknowledge that neither the Company Termination Fee nor the Parent Termination Fee shall constitute a penalty but is each liquidated damages, in a reasonable amount that will compensate each party in the circumstances in which either the Company Termination Fee or Parent Termination Fee, as applicable, is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, which amount would otherwise be impossible to calculate with precision. Any payments under this Section 9.2 shall be inclusive of VAT (if any). The parties hereto intend that any payments under this Section 9.2, being compensatory in nature, shall not be treated (in whole or in part) as consideration for a taxable supply for the purposes of VAT and, accordingly, each of Parent and the Company shall, and shall procure that the representative member of any VAT group of which they are a member shall, use reasonable best efforts to secure that any payments under this Section 9.2 will not be subject to any VAT. If a relevant taxing authority (or, following an appeal to a court or tribunal, such court or tribunal) finally determines that any payment under this Section 9.2 constitutes all or part of the consideration for a taxable supply made for VAT purposes in respect of which the payor of the sum (or the representative member of the VAT group of which the payor is a member) is liable to account for VAT under a reverse charge mechanism, to the extent that any VAT chargeable on the supply is not recoverable by such payor (or the representative member of the VAT group of which such payor is a member) by way of repayment or credit as input tax, the sum payable shall be reduced so that the aggregate of the sum payable (as so reduced) and such irrecoverable reverse charge VAT equals the sum that would have been payable had no such reverse charge VAT arisen, and any adjusting payment that may be required to correct any overpayment shall be made within five (5) Business Days after the date on which the determination by the taxing authority (or court or tribunal, as the case may be) has been communicated to the party required to make the adjusting payment (together with such evidence of it as it is reasonable in the circumstances to provide) or, if later, five (5) Business Days before the date on which the irrecoverable VAT is required to be accounted for (taking into account any applicable extensions of time), provided that the party making the adjusting payment has been given written notice of such date not less than fifteen (15) Business Days before.

(h)            For purposes of this Section 9.2, the term “Company Acquisition Proposal” shall have the meaning assigned to such term in Section 7.6(a), except that the reference to “more than twenty (20%) percent” in the definition of “Company Acquisition Proposal” shall be deemed to be a reference to “more than fifty (50%) percent”.

(i)            The Company acknowledges that the agreements contained in this Section 9.2 are an integral part of the transactions contemplated by this Agreement and are not a penalty, and that, without these agreements, Parent would not enter into this Agreement. If the Company fails to pay promptly the amounts due pursuant to this Section 9.2, the Company will also pay to Parent Parent’s reasonable costs and expenses (including legal fees and expenses, and in each case including any irrecoverable VAT thereon) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment, together with interest on the unpaid amount under this Section 9.2, accruing from its due date, at an interest rate per annum equal to two percentage points in excess of the prime commercial lending rate quoted by The Wall Street Journal (which enforcement expenses and interest, notwithstanding anything to the contrary contained in this Agreement, shall in no event exceed $500,000 (the “Enforcement Expenses Cap,” and such expenses and interest, the “Parent Enforcement Expenses”)). Any change in the interest rate hereunder resulting from a change in such prime rate will be effective at the beginning of the date of such change in such prime rate. For the avoidance of doubt, in no event shall the Company be required to pay or cause to be paid under this Section 9.2 the Company Termination Fee more than once.

(j)             Parent acknowledges that the agreements contained in this Section 9.2 are an integral part of the transactions contemplated by this Agreement and are not a penalty, and that, without these agreements, the Company would not enter into this Agreement. If Parent fails to pay promptly the amounts due pursuant to this Section 9.2, Parent will also pay to the Company the Company’s reasonable costs and expenses (including legal fees and expenses, and in each case including any irrecoverable VAT thereon) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment, together with interest on the unpaid amount under this Section 9.2, accruing from its due date, at an interest rate per annum equal to two percentage points in excess of the prime commercial lending rate quoted by The Wall Street Journal (which enforcement expenses and interest, notwithstanding anything to the contrary contained in this Agreement, shall in no event exceed the Enforcement Expenses Cap (“Company Enforcement Expenses”)). Any change in the interest rate hereunder resulting from a change in such prime rate will be effective at the beginning of the date of such change in such prime rate. For the avoidance of doubt, in no event shall Parent be required to pay or cause to be paid under this Section 9.2 the Parent Termination Fee more than once. Notwithstanding anything to the contrary in this Agreement, (i) in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion, (ii) subject to the rights expressly set forth in Section 10.4, the Company’s receipt of the Parent Termination Fee (if payable), any Company Enforcement Expenses, and any reimbursement and indemnification obligations payable pursuant to the last sentence of Section 5.3(b) (which reimbursement and indemnification obligations, notwithstanding anything to the contrary contained in this Agreement, shall in no event exceed $500,000 in the aggregate) (“Reimbursement Obligations”) shall be the sole and exclusive remedy of the Company and its Related Parties against (A) Parent, Merger Sub, the Guarantors, the Equity Investors, the Preferred Equity Investors or any of their respective Affiliates or representatives, the Financing Parties, other financing sources, financial sponsors and (B) their respective former, current or future Affiliates, management companies, investment vehicles, controlling Persons, holders of any equity, members, managers, general or limited partners, stockholders or any officers, directors, employees, attorneys, agents or representatives, or successors and assigns of any of the foregoing (the Persons in clauses (A) and (B) collectively, the “Parent Related Parties”) for any loss, liability or damages suffered as a result of the failure of the Closing to occur, for a breach or failure to perform hereunder, under the Commitment Letters, in connection with, relating to or arising out of this Agreement and the transactions contemplated thereby or otherwise (in any case, whether willfully, intentionally or otherwise), including in the event of Intentional Breach, and (iii) the Company and its Subsidiaries hereby waive all other remedies against the Parent Related Parties with respect to, any loss, liability or damages suffered as a result of the failure of the Closing to occur, for a breach or failure to perform hereunder, under the Commitment Letters, in connection with, relating to or arising out of this Agreement or the transactions contemplated hereby or otherwise (in any case, whether willfully, intentionally, unintentionally or otherwise), including in the event of Intentional Breach, other than the Company’s receipt of the Parent Termination Fee, Company Enforcement Expenses and Reimbursement Obligations and a grant of specific performance pursuant to Section 10.4; provided, that, notwithstanding anything to the contrary herein, nothing in this Section 9.2(j) shall limit (1) the Company’s right to an order of specific performance against Parent and Merger Sub, as permitted by and subject to the requirements of Section 10.4, (2) the Company’s right to enforce the Equity Commitment Letters against the applicable Equity Investors pursuant to the terms thereof, (3) the Company’s rights and remedies under the Guarantees against the applicable Guarantors in accordance with the terms thereof and (4) the Company’s rights and remedies under the Confidentiality Agreements and the Voting and Rollover Agreement against the applicable parties thereto in accordance with the terms thereof; provided, further, that in no event shall the Company be entitled to both a grant of specific performance pursuant to Section 10.4(d) that results in the Closing (including the funding of the Equity Financing and consummation of the rollover under the Voting and Rollover Agreement), on the one hand, and payment of monetary damages of any kind (including the Parent Termination Fee), on the other hand. Except for any obligation to pay the Parent Termination Fee, Company Enforcement Expenses and Reimbursement Obligations and subject to the rights expressly set forth in Section 10.4, under no circumstances will the Company or any of its Related Parties be entitled to, and no Parent Related Party will have any liability or obligation in respect of, monetary damages or other monetary remedies or liability for any losses or other damages suffered as a result of the failure of the transactions contemplated by this Agreement or in the Commitment Letters to be consummated, for any breach or failure to perform hereunder or thereunder, for any representation made or alleged to have been made in connection herewith or therewith, or in connection with, relating to or arising out of this Agreement or the transactions contemplated hereby (whether for Intentional Breach or otherwise) in excess of the amount of the sum of the Parent Termination Fee, Company Enforcement Expenses and Reimbursement Obligations (such amount, the “Parent Liability Limitation”), and in no event will any of the Related Parties of the Company seek or obtain, nor will they permit any of their representatives or any other Person acting on their behalf to seek or obtain, nor will any Person be entitled to seek or obtain, any monetary damages or award (whether for fraud, Intentional Breach or otherwise and including consequential, special, indirect or punitive damages) from any Parent Related Party in excess of the Parent Liability Limitation.

Section 9.3             Amendment. This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors (and, in the case of the Company, upon the recommendation of the Special Committee), at any time before or after approval of the matters presented in connection with the Merger by the stockholders of the Company, but, after any such approval, no amendment shall be made which by law requires further approval by such stockholders without approval by such holders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

Section 9.4             Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors (and, in the case of the Company, upon the recommendation of the Special Committee), may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

Article X

MISCELLANEOUS

Section 10.1           Non-Survival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and other agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and other agreements, shall survive the Effective Time, except for those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time and this Article X, including but not limited to covenants and agreements of Parent contained in Section 6.3.

Section 10.2            Disclosure Schedules.

(a)            The inclusion of any information in the Disclosure Schedules accompanying this Agreement will not be deemed an admission or acknowledgment, in and of itself, solely by virtue of the inclusion of such information in such Disclosure Schedule, that such information is required to be listed in such Disclosure Schedule or that such information is material to any party or the conduct of the business of any party.

(b)            Any item set forth in the Disclosure Schedules with respect to a particular representation, warranty or covenant contained in the Agreement will be deemed to be disclosed with respect to all other applicable representations, warranties and covenants contained in the Agreement to the extent any description of facts regarding the event, item or matter is disclosed in such a way as to make readily apparent from such description or specified in such disclosure that such item is applicable to such other representations, warranties or covenants whether or not such item is so numbered.

Section 10.3           Successors and Assigns. No party hereto shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the other parties hereto and any such attempted assignment without such prior written consent shall be void and of no force and effect. This Agreement shall inure to the benefit of and shall be binding upon the successors and permitted assigns of the parties hereto.

Section 10.4           Governing Law; Jurisdiction; Specific Performance.

(a)            This Agreement shall be construed, performed and enforced in accordance with, and governed by, the laws of the State of Delaware (other than the statutory and fiduciary and other duties of the directors of the Company, and the implementation and effects of the Merger which shall be governed by the laws of Jersey). Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party(ies) hereto or its successors or assigns shall be brought and determined exclusively in the Delaware Court of Chancery, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in the U.S. District Court for the District of Delaware, subject always that the Court would have exclusive jurisdiction in respect of any application brought pursuant to Article 127FB(1) and Article 127FE(2)(b) of the Companies Law.

(b)            EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (INCLUDING THE DEBT FINANCING AND DEBT COMMITMENT LETTER) OR THE PERFORMANCE THEREOF. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 10.4(b).

(c)            The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that any defense in any action for specific performance that a remedy at law would be adequate is hereby waived. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, including in connection with the specific performance of Parent’s and Merger Sub’s obligations pursuant to the terms of this Agreement and the Equity Commitment Letters to cause the Equity Financing to be funded and consummate the Closing and the Merger, subject to Section 10.4(d). Any requirements for the securing or posting of any bond with such remedy are waived.

(d)            Notwithstanding Section 10.4(c), it is explicitly agreed that the right of the Company to obtain specific performance (or any other equitable relief) of Parent’s and Merger Sub’s obligation to consummate the Closing shall be subject to the requirements that, and such right to obtain specific performance shall only arise if and only if:

(i)            the conditions set forth in Section 8.1 and Section 8.2 have been satisfied or waived by Parent (other than those conditions that by their nature are to be satisfied at the Closing, but which are capable of being satisfied at the Closing, provided that each such condition would be satisfied if the Closing were on such date);

(ii)            Parent has failed to consummate the Closing by the date the Closing is required to have occurred pursuant to Section 1.2;

(iii)           the Debt Financing and the Preferred Equity Financing (or if applicable, Alternative Financing) have been funded or will be funded in full at the Closing if the Equity Financing and, as applicable, the Preferred Equity Financing (in the case of the Debt Financing) and Debt Financing (in the case of the Preferred Equity Financing) is funded and the Exchange (as defined in the Voting and Rollover Agreement) and contributions contemplated by Section 6.1, Section 6.2 and Section 6.3 of the Voting and Rollover Agreement are consummated at the Closing; and

(iv)          the Company has irrevocably confirmed in writing to Parent that if specific performance is granted and the Debt Financing and the Preferred Equity Financing is funded, then the Company stands ready, willing and able to consummate the Closing and Parent and Merger Sub have failed to consummate the Closing within three (3) Business Days following receipt of such confirmation from the Company; provided that the Company remains ready, willing and able to consummate the Closing during such three (3) Business Day period. For the avoidance of doubt, in no event shall the Company be entitled to specifically enforce (or to bring any action or proceeding in equity seeking to specifically enforce) (1) Parent’s rights under the Equity Commitment Letters to cause the Equity Financing to be funded, (2) the rollover obligations under the Voting and Rollover Agreement or (3) Parent’s obligation to effect the Closing, in each case, other than as expressly provided in the immediately preceding sentence.

Section 10.5             Expenses. All fees and expenses incurred in connection with the Merger including, without limitation, all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties incurred by a party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby, shall be the obligation of the respective party incurring such fees and expenses, except (a) Parent and the Company shall each bear and pay one-half of the expenses incurred in connection with the filing of the Schedule 13E-3 and the Proxy Statement and with the printing and mailing of the Proxy Statement and (b) as provided in Section 7.5(a).

Section 10.6             Severability; Construction.

(a)            In the event that any part of this Agreement is declared by any court or other judicial or administrative body to be null, void or unenforceable, said provision shall survive to the extent it is not so declared, and all of the other provisions of this Agreement shall remain in full force and effect.

(b)            The parties have participated jointly in the negotiation and drafting of this Agreement. If any ambiguity or question of intent arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party because of the authorship of any provision of this Agreement.

Section 10.7            Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (i) on the date of service if served personally on the party to whom notice is to be given; (ii) on the date sent by E-mail (so long as no delivery failure message is received); or (iii) on the day after delivery to Federal Express or similar internationally recognized overnight courier service and properly addressed, to the party as follows:

If to Parent or Merger Sub:

Jupiter Company Limited

c/o Trian Fund Management, L.P.

280 Park Avenue, 41st Floor

New York, NY 10017

Attention:	Brian L. Schorr

Daniel R. Marx

Email:	[***]

[***]

with a copy to (which shall not constitute notice):

Debevoise & Plimpton LLP
66 Hudson Boulevard
New York, NY 10001

Attention:	William D. Regner

Emily F. Huang

Email:	wdregner@debevoise.com

efhuang@debevoise.com

with a copy to (which shall not constitute notice):

General Catalyst Group Management, LLC

20 University Road, Fourth Floor

Cambridge, MA 02138

Attn:	Christopher McCain
E-mail:	[***]

and

Kirkland & Ellis LLP

200 Clarendon Street, 46th Floor

Boston, MA 02116

Attn:	Christian A. Atwood, P.C.

Marshall P. Shaffer, P.C.

E-mail:	christian.atwood@kirkland.com

marshall.shaffer@kirkland.com

If to the Special Committee:

Special Committee of the Board of Directors
c/o Janus Henderson Group Plc

151 Detroit St

Denver, Colorado 80206

Attention:	Michelle Rosenberg
Email:	[***]

with a copy to (which shall not constitute notice):

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

Attention:	Jacob A. Kling

Matthew T. Carpenter

Email:	JAKling@wlrk.com

MTCarpenter@wlrk.com

If to the Company:

Janus Henderson Group Plc
151 Detroit St

Denver, Colorado 80206

Attention:	Michelle Rosenberg
Email:	[***]

with a copy to (which shall not constitute notice):

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

Attention:	Jacob A. Kling

Matthew T. Carpenter

Email:	JAKling@wlrk.com

MTCarpenter@wlrk.com

and

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West

New York, NY 10001

Attention:	Peter Serating

Patrick Lewis

Email:	Peter.Serating@skadden.com

patrick.lewis@skadden.com

Any party may change its address for the purpose of this Section 10.7 by giving the other party written notice of its new address in the manner set forth above.

Section 10.8           Entire Agreement. This Agreement and the documents and other agreements among the parties hereto, or any of them, as contemplated by or referred to herein, including the Confidentiality Agreements contain the entire understanding among the parties hereto with respect to the transactions contemplated hereby and supersede and replace all prior and contemporaneous agreements and understandings, oral or written, with regard to such transactions. All Exhibits and Schedules hereto and any documents and instruments delivered pursuant to any provision hereof are expressly made a part of this Agreement as fully as though completely set forth herein.

Section 10.9           Parties in Interest. Except for (i) the rights of the Company stockholders to receive the Merger Consideration (following the Effective Time) in accordance with the terms of this Agreement (of which the stockholders are the intended beneficiaries following the Effective Time), (ii) the rights to continued indemnification and insurance pursuant to Section 6.3 (of which, in each case, the Persons entitled to indemnification or insurance, as the case may be, are the intended beneficiaries), (iii) the rights to indemnification of the Company, its Affiliates and their representatives pursuant to Section 5.3(b), (iv) as set forth in Section 10.12, and (v) the rights of the Special Committee to enforce all rights of the Company (and cause the Company to fulfill its obligations) under this Agreement, nothing in this Agreement is intended to confer any rights or remedies under or by reason of this Agreement on any Persons other than the parties hereto and their respective successors and permitted assigns; provided that nothing in this Section 10.9 shall limit the right of Parent or the Company to seek damages as contemplated by Section 9.2. Nothing in this Agreement is intended to relieve or discharge the obligations or liability of any third Persons to the Company or Parent. No provision of this Agreement shall give any third parties any right of subrogation or action over or against the Company or Parent.

Section 10.10         Section and Paragraph Headings. The section and paragraph headings in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

Section 10.11         Counterparts. This Agreement may be executed in counterparts, (including by facsimile or other electronic transmission) each of which shall be deemed an original, but all of which shall constitute the same instrument.

Section 10.12         Financing Provisions. Notwithstanding anything in this Agreement to the contrary, the Company, on behalf of itself, its Subsidiaries and each of its controlled Affiliates, hereby: (a) agrees that any legal action, whether in law or in equity, whether in contract or in tort or otherwise, involving the Financing Parties, arising out of or relating to, this Agreement or the Debt Financing or Preferred Equity Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, as applicable, shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such legal action to the exclusive jurisdiction of such court, (b) agrees that any such legal action shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in any agreement relating to the Financing and except to the extent relating to the interpretation of any provisions in this Agreement (including any provision in the Debt Commitment Letter or in any definitive documentation related to the Debt Financing or the Preferred Equity Commitment Letter or in any definitive documentation related to the Preferred Equity Financing that expressly specifies that the interpretation of such provisions shall be governed by and construed in accordance with the law of the State of Delaware), (c) knowingly, intentionally and voluntarily waives to the fullest extent permitted by Applicable Law trial by jury in any such legal action brought against the Financing Parties in any way arising out of or relating to, this Agreement or the Financing, (d) agrees that none of the Financing Parties shall have any liability to the Company or any of its Subsidiaries or any of their respective controlled affiliates or representatives relating to or arising out of this Agreement or the Financing (subject to the last sentence of this Section 10.12), and (e) agrees that the Financing Parties are express third party beneficiaries of, and may enforce, any of the provisions of Section 9.2(i), Section 9.2(j), Section 10.4(b) and this Section 10.12 and that Section 9.2(i), Section 9.2(j), Section 10.4(b) this Section 10.12 may not be amended in a manner materially adverse to the Financing Parties without the written consent of the Financing Entities (such consent not to be unreasonably withheld, conditioned or delayed).  Notwithstanding the foregoing, nothing in this Section 10.12 shall in any way limit or modify the rights and obligations of Parent under this Agreement, or any Financing Party’s obligations under the Commitment Letter, or the rights of the Company and its Subsidiaries against the Financing Parties with respect to the Debt Financing, the Preferred Equity Financing or any of the transactions contemplated thereby or any services thereunder following the Closing Date.

Section 10.13         Certain Acknowledgements. The Board of Directors of the Company constituted the Special Committee with John Cassaday, Kevin Dolan and Anne Sheehan to consider, evaluate and negotiate the terms of this Agreement and in connection therewith, the Board of Directors of the Company has approved that Mr. Cassaday receive $25,000 per month for the duration of his service as Chair of the Special Committee, subject to a maximum payment of $250,000 and that each of Mr. Dolan and Ms. Sheehan receive $20,000 per month for the duration of their service as a member of the Special Committee, each subject to a maximum payment of $200,000, in each case in addition to their regular compensation as members of the Board of Directors and its committees. This Section is included in compliance with Article 127D(2)(c) of the Companies Law.

Section 10.14         Non-Recourse. Notwithstanding anything to the contrary in this Agreement, each party acknowledges and agrees, on behalf of itself and its Related Parties that this Agreement and the other Transaction Documents may only be enforced against, and any Proceeding (whether in Contract or in tort, in law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) for any breach (whether willful, intentional (including an Intentional Breach), unintentional or otherwise), loss, liability, damage or otherwise in connection with, relating to or arising out of this Agreement and the transactions contemplated hereby may only be brought against the entities that are expressly named as parties hereto or thereto and then only with respect to the specific obligations set forth herein or therein with respect to such party, and solely in accordance with, and subject to the terms and conditions of, this Agreement or such Transaction Document, as applicable. Notwithstanding anything to the contrary in this Agreement or any Transaction Document, (a) no (i) Affiliate of Parent, Merger Sub, any Guarantor or the Company, or (ii) former, current or future officers, employees, directors, partners, shareholders, equity holders, managers, members, clients, attorneys, agents, advisors or other representatives of Parent, Merger Sub, any Guarantor, or the Company or of any such Affiliate (each Person set forth in clauses (i) or (ii), other than Parent, Merger Sub or the Company, a “Non-Recourse Party”), except as specifically provided in this Section 10.14, shall have any loss, liability or damage for any loss, liability or damage of any party hereto or thereto under this Agreement or any other Transaction Document or for any claim or Proceeding (whether in Contract or in tort, in law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) in connection with, relating to or arising out of this Agreement and the transactions contemplated hereby, and (b) each party covenants and agrees that no monetary damages of any kind, including consequential, indirect, or punitive damages, shall be sought or had from any Non-Recourse Party in connection with this Agreement or the other Transaction Documents or the transactions contemplated hereby or thereby, except in each case under the preceding clauses (a) and (b) above, for claims that the Company may assert (subject in all respects to the limitations set forth in Section 9.2 and Section 10.4) (v) against the counterparties of the Company to the Voting and Rollover Agreement, solely in accordance with, and subject to the terms and conditions of, such agreement, (w) against the counterparties of the Company to the Confidentiality Agreements, solely in accordance with, and subject to the terms and conditions of, the applicable Confidentiality Agreement, (x) against the Guarantors, solely in accordance with, and subject to the terms and conditions of, the applicable Guarantee, (y) against the Equity Investors, solely in accordance with, and subject to the terms and conditions of, the Equity Commitment Letters for specific performance of the obligation of the Equity Investors to fund their commitment under the Equity Commitment Letters, solely in accordance with, and subject to the terms and conditions of, the Equity Commitment Letters, or (z) against Parent and Merger Sub, solely in accordance with, and subject to the terms and conditions of, this Agreement. The provisions of this Section 10.14 are intended to be for the benefit of, and enforceable by the Non-Recourse Parties and each such Non-Recourse Party shall be an intended third-party beneficiary of this Section 10.14. Each of the parties acknowledges and agrees that the agreements contained in this Section 10.14 are an integral part of the transactions contemplated hereby and that, without these agreements, the parties would not enter into this Agreement.

Section 10.15          Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits, Annexes and Schedules are to Articles, Sections, Exhibits, Annexes and Schedules of this Agreement unless otherwise specified. All Exhibits, Annexes and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit, Annex or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. The word “or” shall not be deemed to be exclusive. The word “extent” and the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other thing extends, and such word or phrase shall not simply mean “if”. References to any statute, law or other Applicable Law shall be deemed to refer to such statute, law or other Applicable Law as amended from time to time and, if applicable, to any rules or regulations promulgated thereunder; provided that, for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute, law or other Applicable Law shall be deemed to refer to such statute, law or other Applicable Law, as amended, in each case, as of such date. References to “ordinary course of business” (or similar references) shall mean ordinary course of business consistent with past practice to the extent there is evidence of such past practice. Any information, document or item (i) shall be deemed “delivered”, “furnished” or “made available” by the Company to Parent if such information, document or item is (x) included in the applicable electronic data room established by the Company in connection with the Merger but only to the extent such information, document or item was accessible to Parent and its representatives at least 24 hours prior to the execution of this Agreement or (y) an exhibit to any of the Company SEC Reports filed and publicly viewable prior to the date of this Agreement, and (ii) shall not be deemed “delivered”, “furnished” or “made available” by the Company to Parent because provided to directors of the Company in their capacities as directors. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to a “party” or the “parties” shall mean a party or the parties to this Agreement unless otherwise specified or the context otherwise requires. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “the date hereof” means the date of this Agreement. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Unless otherwise indicated, (i) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period will be excluded; (ii) if the last day of such period is not a Business Day, the period in question will end on the next Business Day; (iii) if any action must be taken on or by a day that is not a Business Day, such action may be validly taken on or by the next day that is a Business Day. References to one gender shall include all genders. The parties hereto have participated jointly in the negotiation and drafting of this Agreement, and each has been represented by counsel of its choosing and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof will arise favoring or disfavoring any party due to the authorship of any provision of this Agreement. Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America.

Section 10.16         Definitions. As used in this Agreement:

“2034 Indenture” shall mean the Indenture, dated as of September 10, 2024, among Janus Henderson US (Holdings), as issuer, the Company, as guarantor, and The Bank of New York Mellon Trust Company, N.A, as trustee, relating to the issuance of $400.0 million aggregate principal amount of 5.450% Senior Notes due 2034 (“2034 Notes”) (as amended, supplemented or otherwise modified from time to time).

“Adjusted Assets Under Management” shall mean, for any account of any Client, as of a particular date of determination, the Base Date Assets Under Management with respect to each such account, or, for any Person who becomes a Client after the Base Date, the initial assets under management in each account of such Client, in each case, as adjusted, in the case of any Revenue Run-Rate determination after the Base Date, to reflect net cash flows with respect to the assets under management with respect to each account of such Client (including any additions, withdrawals or deposit of additional funds, or written notices of withdrawal, or written notices of addition which are reasonably expected to be funded within a reasonable period of time following the respective dates of such notices) that occurred after the Base Date (or, in the case of a Person that becomes a Client after the Base Date, on or after the date that such Person became a Client) through such date of determination; provided, however, (i) in no event will the Adjusted Assets Under Management for any Client be less than zero and (ii) any account from which assets have been withdrawn to produce a zero balance shall be deemed terminated and to have no assets under management. For the avoidance of doubt, for any Revenue Run-Rate determination after the Base Date, any increase or decrease in the applicable assets under management with respect to the accounts of such Client due to market appreciation or depreciation and any currency fluctuations, in each case, that occurred after the Base Date (or, in the case of a Person that becomes a Client after the Base Date, that occurred on or after the date that such Person became a Client) through such date of determination, will be excluded from the calculation of Adjusted Assets Under Management and net cash flows will be added or subtracted based on the amount of such flows.

“Advisers Act” shall mean the Investment Advisers Act of 1940, as amended, and the rules and regulations promulgated thereunder by the SEC.

“Affiliate” shall mean, with respect to any Person, any other Person that directly, or through one or more intermediaries, controls or is controlled by or is under common control with such Person, provided that, prior to the Effective Time, (x) none of Parent, Merger Sub, the Equity Investors or the Guarantors or any of their respective Affiliates shall be deemed to be Affiliates of the Company or any Subsidiaries of the Company and (y) none of the Company or any Subsidiaries of the Company shall be deemed to be Affiliates of Parent, Merger Sub, the Equity Investors or the Guarantors or any of their respective Affiliates; provided, further, that no Client or Fund, or any of their respective controlled Affiliates, shall be an “Affiliate” of the Company, Parent, or any of their respective Subsidiaries.

“Antitrust Laws” shall mean the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other national, federal or state, domestic or foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or on the basis of competition or market conditions through merger, acquisition or other transactions.

“Applicable Law” shall mean, with respect to any Person, any domestic or foreign federal, state, local or other statute, law (whether statutory or common law), ordinance, rule, administrative interpretation, regulation, writ, judgment, injunction, order, ruling, decree, stipulation, award or executive order, interpretation, guidance or directive (including those of any self-regulatory organization) applicable to and legally binding on such Person or such Person’s business, assets or employees, as the case may be.

“Base Date” shall mean November 30, 2025.

“Base Date Assets Under Management” shall mean, for any account of any Client, the assets under management with respect to each account of such Client as of the Base Date, as determined by the Company consistent with past practice excluding any portion of the assets under management attributable to a request from the Client to withdraw or redeem their invested capital or account balance that have been delivered to the Company, one of its Subsidiaries or a Fund as of the date of this Agreement.

“Base Date Revenue Run-Rate” shall mean the aggregate Revenue Run-Rate for all accounts of all Clients determined as of the Base Date.

“Benefit Plan” shall mean each ERISA Plan and each other employee compensation and benefits plan, policy, program or arrangement, including each Multiemployer Plan, and each other stock purchase, stock option, restricted stock, restricted stock unit, severance, retention, employment, consulting, change-of-control, collective bargaining, bonus, incentive, deferred compensation, employee loan, fringe benefit and other benefit plan, agreement, program, policy, commitment or other arrangement, whether or not subject to ERISA (including any related award agreements), in each case, that is sponsored, maintained, contributed to, or required to be contributed to by the Company or any of its Subsidiaries or under which the Company or any of its Subsidiaries has any current or potential liability; provided, however, Benefit Plan shall not include any policy, program or arrangement entered into prior to the Effective Time by Parent and/or Merger Sub with or for the benefit of any employee of the Company or any of its Subsidiaries or Affiliates in connection with the transactions contemplated hereunder.

“Board of Directors” shall mean the Board of Directors of any specified Person and any committees thereof.

“Business Day” shall mean any day other than (a) Saturday or Sunday or (b) any other day on which banks in the City of New York or Jersey are permitted or required to be closed.

“Calculation Time” shall mean the close of business in accordance with the Company’s historic accounting practices on either (x) the last day of the calendar month immediately preceding the month in which the Closing occurs or (y) where the Closing occurs on or before the fifteenth (15th) calendar day of a month, the last day of the calendar month immediately preceding the month referenced in clause (x).

“CEA” shall mean the United States Commodity Exchange Act and the rules and regulations promulgated thereunder by the CFTC.

“CFTC” shall mean the United States Commodity Futures Trading Commission.

“Client” shall mean any Person to which the Company or any of its Subsidiaries provides investment management or investment advisory services, including any sub-advisory services, relating to securities or other financial instruments, commodities, real estate or any other type of asset, pursuant to an Investment Advisory Arrangement.

“Client Consent Percentage” shall mean a fraction (expressed as a percentage), the numerator of which is the Closing Revenue Run-Rate and the denominator of which is the Base Date Revenue Run-Rate.

“Closing Revenue Run-Rate” shall mean the aggregate Revenue Run-Rate determined as of the Calculation Time, it being understood and agreed that the determination of Closing Revenue Run-Rate (a) shall include as Clients all Persons that become Clients after the date hereof and their respective Adjusted Assets Under Management, (b) shall exclude any Non-Consenting Clients and their respective Adjusted Assets Under Management and (c) other than as provided in the definition of “Adjusted Assets Under Management” and the foregoing clauses (a) and (b), be calculated using the same methodology used to calculate the Base Date Revenue Run-Rate.

“Code” shall mean the Internal Revenue Code of 1986, as amended or restated from time to time.

“Companies Law” shall mean the Companies (Jersey) Law 1991 (as amended).

“Company Credit Agreement” shall mean that certain Revolving Credit Agreement, dated as of 30, June, 2023, by and among the Company, certain of its subsidiaries party thereto, Janus Henderson US (Holdings), Inc., Bank of America Europe Designated Activity Company as Coordinator, Bookrunner, Mandated Lead Arranger and Facility Agent for and on behalf of the lenders, and the other financial institutions party thereto.

“Company Disclosure Schedule” shall mean the disclosure schedule delivered by the Company on the date of this Agreement.

“Company Employee” shall mean any current or former employee (whether full- or part-time and, including any officer), director or independent contractor (who is an individual) of the Company or any of its Subsidiaries.

“Company Intellectual Property” shall mean all Intellectual Property owned, used or held for use by the Company or any Subsidiary of the Company.

“Company Intervening Event” shall mean a material event, development or occurrence that (i) affects the business or operations of the Company, (ii) does not relate to a Company Acquisition Proposal, and (iii) is unknown or not reasonably foreseeable to or by the Company’s Board of Directors as of the date of this Agreement (and which could not have become known through any further reasonable investigation, discussion, inquiry or negotiation with respect to any event, development or occurrence known to or by the Company’s Board of Directors as of the date of this Agreement), which event, development or occurrence becomes known to or by the Company’s Board of Directors or the Special Committee prior to obtaining the Required Company Vote.

“Company Material Adverse Effect” shall mean any event, change, circumstance, effect, development or state of facts that, individually or in the aggregate has, or would reasonably be likely to have, a material adverse effect on the business, assets, financial condition, properties, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that Company Material Adverse Effect shall not include the effect of any event, change, circumstance, effect, development or state of facts to the extent it results from or arises out of (i) general economic conditions or securities or financial markets conditions, in each case in the United States, in the United Kingdom or any foreign jurisdiction, or any escalation or worsening of any of the foregoing, (ii) changes or conditions generally affecting the industries in which the Company and its Subsidiaries operate, (iii) any change in applicable law, regulation or GAAP (or authoritative interpretation of any of the foregoing), (iv) the negotiation, execution, delivery, announcement, pendency or performance of this Agreement or the transactions contemplated hereby or the consummation of the transactions contemplated by this Agreement, including the impact thereof on employees, clients or suppliers of the Company or any of its Subsidiaries (including such an impact resulting in any threatened or actual loss of employees, clients or suppliers or a disruption in the relationship with employees, clients or suppliers), or on the assets under management of the Company and its Subsidiaries, provided that the exception in the foregoing clause (iv) will not be deemed to apply to references to Company Material Adverse Effect in the representations and warranties set forth in Section 3.3 and Section 3.4, and, to the extent related to Section 3.3 and Section 3.4, the conditions set forth in Section 8.2(a), (v) political or geopolitical conditions, acts of war, acts of terrorism, armed hostilities, or any escalation or worsening of any such acts of war or armed hostilities threatened or underway as of the date of this Agreement, (vi) any act of god, including any hurricane, tornado, flood, earthquake or other natural disaster, or any pandemic or global public health emergency (as declared by the World Health Organization), (vii) any failure, in and of itself, by the Company to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings, or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be taken into account in determining whether there has been or will be, a Company Material Adverse Effect to the extent not otherwise excluded hereunder), (viii) any change, in and of itself, in the market price or trading volume of Company’s securities (it being understood that the facts or occurrences giving rise to or contributing to such change may be taken into account in determining whether there has been or will be, a Company Material Adverse Effect to the extent not otherwise excluded hereunder), (ix) any reduction in the assets under management of the Company or any of its Subsidiaries (it being understood that the facts or occurrences giving rise to or contributing to such reduction may be taken into account in determining whether there has been or will be, a Company Material Adverse Effect to the extent not otherwise excluded hereunder), or (x) any litigation arising from allegations of a breach of fiduciary duty, inadequate disclosure or other violation of applicable law relating to this Agreement or the transactions contemplated hereby, except with respect to clauses (i), (ii), (v) and (vi), to the extent such conditions have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to others in similar industries in respect of the business conducted in such industries (but in such event, only the incremental, materially disproportionate adverse effect shall be taken into account when determining whether there has been a Company Material Adverse Effect.

“Company Organizational Documents” shall mean the memorandum of association and the articles of association of the Company, as each is currently in effect.

“Company Owned Intellectual Property” shall mean all Intellectual Property owned or purported to be owned by the Company or any Subsidiary of the Company.

“Company PSU Award” shall mean an award of restricted stock units in respect of Company Common Stock granted pursuant to a Benefit Plan whose vesting is conditioned in whole or in part on the satisfaction of performance criteria, which is outstanding immediately prior to the Effective Time.

“Company RSU Award” shall mean an award of restricted stock units in respect of Company Common Stock granted pursuant to a Benefit Plan whose vesting is not conditioned in any part on the satisfaction of performance criteria, which is outstanding immediately prior to the Effective Time.

“Consent” shall mean any consent, approval, clearance, waiver, permit or order.

“Consenting Client” shall mean each Client whose Client Consent shall have been obtained or be deemed to be obtained, as applicable, in accordance with Section 7.2 (including pursuant to a Negative Consent Notice or a Fund Negative Consent Notice).

“Continuing Employees” shall mean the employees of the Company and its Subsidiaries at the Effective Time who continue to remain employed with the Company or any of its Subsidiaries.

“Contract” shall mean any legally binding written agreement, contract, license, arrangement, commitment, promise, obligation, right, instrument, document or other similar understanding (other than a Benefit Plan).

“Court” shall mean the Royal Court of Jersey.

“Creditor” shall mean those creditors of the Company and Merger Sub (as applicable) as identified by the directors of each of the Company and Merger Sub (as applicable) following reasonable due inquiry to whom notice of the proposed Merger must be sent in accordance with Article 127FC(1) of the Companies Law.

“Disclosure Schedules” shall mean the Parent Disclosure Schedule and the Company Disclosure Schedule, collectively.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” shall mean any entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included any other entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as such other entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“ERISA Plan” shall mean each “employee benefit plan” within the meaning of Section 3(3) of ERISA.

“Financing Parties” shall mean each (x) debt provider (including each agent and arranger) that commits to provide Parent or any of its Subsidiaries Financing pursuant to the Debt Commitment Letter and (y) investor that commits to purchase preferred equity to be issued by Parent or any of its Subsidiaries pursuant to the Preferred Equity Commitment Letter (collectively, the “Financing Entities”), and their respective representatives and other Affiliates and their and their Affiliates’ respective officers, directors, employees, partners, trustees, shareholders, agents and their respective successor and assigns; provided, that neither Parent nor any Affiliate thereof shall be a Financing Party.

“Fund” shall mean any Public Fund, Private Fund or Non-U.S. Retail Fund; provided, however, that solely for purposes of Section 3.13 and 3.16(i), the term “Fund” shall not include any entity as to which there is a Sub-advisory Relationship.

“GAAP” shall mean United States generally accepted accounting principles as in effect from time to time, consistently applied.

“GC Investor” shall mean GC Jupiter Investor, LP.

“Governmental Entity” shall mean any national, supranational, federal, state, or local, domestic or foreign, governmental, regulatory or administrative authority, branch, agency or commission or any court, tribunal or judicial body (excluding any state-owned enterprise or similar entity).

“Indebtedness” shall mean, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:

(1)	in respect of borrowed money;

(2)	evidenced by bonds, notes, debentures or similar instruments or letters of credit to the extent drawn and not cash collateralized;

(3)	in respect of banker’s acceptances;

(4)	under leases required to be capitalized under GAAP (but excluding the effects of Financial Accounting Standards Board Accounting Standard Codification 842); or

(5)	representing the balance deferred and unpaid of the purchase price of any property or services due more than one (1) year after such property is acquired or such services are completed;

if and to the extent any of the preceding items (other than letters of credit) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the guarantee by the specified Person of any Indebtedness of any other Person. Indebtedness shall be calculated without giving effect to the effects of Statement of Financial Accounting Standards No. 133 and related interpretations to the extent such effects would otherwise increase or decrease an amount of Indebtedness for any purpose under the indenture as a result of accounting for any embedded derivatives created by the terms of such Indebtedness.

“Intellectual Property” shall mean all intellectual property in any jurisdiction worldwide, including the following, whether registered or unregistered: (i) trademarks, trademark rights, service marks, service mark rights, trade dress, trade names and other indications of origin, applications or registrations in any jurisdiction pertaining to the foregoing and all goodwill associated therewith; (ii) Patents, patent applications and patent rights; (iii) trade secrets, including confidential information and the right in any jurisdiction to limit the use or disclosure thereof; (iv) copyrighted and copyrightable writings, designs, software, mask works, applications or registrations in any jurisdiction for the foregoing; (v) domain names and registrations pertaining thereto and all intellectual property used in connection with or contained in Web sites; (vi) lists, data, databases, processes, methods, schematics, technology, know-how and documentation; and (vii) all similar proprietary rights.

“Intentional Breach” shall mean, with respect to any representation, warranty, agreement or covenant, an action or omission (including a failure to cure circumstances) taken or omitted to be taken that the breaching party intentionally takes (or intentionally fails to take) and knows (or reasonably should have known) would, or would reasonably be expected to, cause a material breach of such representation, warranty, agreement or covenant.

“Investment Adviser Subsidiaries” shall mean each Subsidiary of the Company that is required to be registered as an investment adviser under the Advisers Act as of the date of this Agreement.

“Investment Advisory Arrangement” shall mean a Contract (including any limited partnership agreement, limited liability company agreement or similar governing document of a Client) under which the Company or any of its Subsidiaries acts as an investment advisor or sub-advisor to, or manages any investment or trading account of, any Client.

“Investment Company Act” shall mean the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder by the SEC.

“IRS” shall mean the United States Internal Revenue Service.

“IT Systems” shall mean information technology, computers, computer systems, telecommunications equipment, controlled networks, peripherals, hardware (whether general purpose or special purpose), firmware, middleware, servers, workstations, routers, hubs, Internet websites, data, network memory, software, and user manuals that are owned, leased, licensed or controlled by the Company or any of its Subsidiaries.

“Jersey” shall mean the Bailiwick of Jersey.

“Jersey Registrar” shall mean the Jersey Registrar of Companies in accordance with the Companies Law.

“Knowledge” shall mean, (i) with respect to the Company, the actual knowledge of the executives of the Company listed on Schedule 10.12(b), or (ii) with respect to Parent, the actual knowledge of the executives of Parent listed on Schedule 10.12(c).

“Lien” shall mean any mortgage, pledge, security interest, encumbrance or title defect, lien (statutory or other), conditional sale agreement, claim, charge, limitation or restriction.

“Marketing Period” shall mean the first period of twelve (12) consecutive Business Days from and after February 19, 2026 throughout and at the end of which Parent shall have the Required Information (provided that, for purposes of the use of such term in this definition, references in the definition of “Required Information” to the term “Closing Date” shall be deemed replaced by the words “the first day of such twelve (12) consecutive Business Day period”; provided further that the filing by the Company with the SEC of an Annual Report on Form 10-K or a Quarterly Report on Form 10-Q that includes any audited financial statements or unaudited quarterly interim financial statements of the Company included in the Required Information will be deemed to satisfy any requirement to deliver such financial statements to Parent so long as such financial statements otherwise comply with the requirements set forth in “Required Information” with respect thereto; provided that (i) (x) July 3, 2026 shall not constitute a Business Day for purposes of calculating such twelve (12) consecutive Business Day period (with such date being excluded for purposes of, but which shall not reset, such twelve (12) consecutive Business Day period) and (y) if such twelve (12) consecutive Business Day period shall not have ended on or prior to August 21, 2026, then such twelve (12) consecutive Business Day period shall not commence prior to September 8, 2026 and (ii) the Marketing Period shall not be deemed to have commenced if, after the date hereof and prior to the completion of the twelve (12) consecutive Business Day period referenced herein, (A) PricewaterhouseCoopers LLP (or any other auditor to the extent financial statements audited by such auditor are included in the Required Information) shall have withdrawn its audit opinion with respect to any of the audited financial statements of the Company that are included in the Required Information, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, a new unqualified audit opinion is issued with respect to such financial statements by PricewaterhouseCoopers LLP (or any other auditor to the extent financial statements audited by such auditor are included in the Required Information) or another nationally-recognized independent public accounting firm or the relevant auditor has announced that it has concluded that no restatement will be required or that it no longer intends to withdraw its audit opinion, (B) the Company restates or the Company issues a public statement indicating that the board of directors of the Company has determined to restate any historical financial statements of the Company that are included in the Required Information, in which case the Marketing Period shall not be deemed to commence unless and until such restatement has been completed or the board of directors of the Company subsequently concludes that no restatement shall be required; or (C) the Required Information, taken as a whole, contains any untrue statement of a material fact or omits to state any material fact, in each case with respect to the Company, necessary in order to make the statements contained in the Required Information, in light of the circumstances under which they were made, not materially misleading, in which case the Marketing Period shall not be deemed to commence unless and until such Required Information has been updated or supplemented so that there is no longer, when taken as a whole, any such untrue statement of a material fact or omission to state any material fact, in each case with respect to the Company, necessary in order to make the statements contained in the required Information, in light of the circumstances under which they were made, not materially misleading; provided further that if the Company shall in good faith reasonably believe it has provided the Required Information and that the Marketing Period has commenced, it may deliver to Parent a written notice (which may be delivered by email) to that effect (stating when it believes it completed such delivery and when it believes such period has commenced), in which case, subject to clauses (A) through (C) above, the Marketing Period will be deemed to have commenced on the first Business Day immediately following such notice unless Parent, in good faith, believes the Marketing Period has not commenced and within three (3) Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (setting forth in good faith and with reasonable specificity why Parent believes the Marketing Period has not commenced and which items of the Required Information the Company has not delivered) following which the Required Information shall be deemed to have been received by Parent as soon as the Company delivers to Parent such specified portion of the Required Information; provided that (a) notwithstanding the foregoing, the delivery of the Required Information shall be satisfied at any time which (and so long as) Parent shall have actually received the Required Information, regardless of whether or when any such notice is delivered by the Company and (b) it is understood that the delivery of such written notice from Parent to the Company will not prejudice the Company’s right to assert that the Required Information has in fact been delivered and that the Marketing Period has commenced.

“Merger Filing Documents” shall mean this Agreement together with such other documents as may be required in accordance with Article 127FJ of the Companies Law for the purposes of effecting the Merger.

“Multiemployer Plans” shall mean “multiemployer plans” as defined by Section 3(37) of ERISA.

“Non-Consenting Client” shall mean each Client other than a Consenting Client.

“Non-U.S. Investment Adviser Subsidiary” shall mean each Subsidiary of the Company or Parent that is registered, licensed or authorized in a country outside the United States of America to carry out any type of investment services, investment management, portfolio management or other investment advisory services in the country where it conducts such activities.

“Non-U.S. Retail Fund” shall mean each vehicle for collective investment in whatever form of organization, including the form of a corporation, company, limited liability company, partnership, association, trust or other entity, and including each separate portfolio or series of any of the foregoing (a) that is required to be registered or authorized by a non-U.S. Governmental Entity in the jurisdiction in which it is established (including in the European Union undertakings for collective investment in transferable securities (“UCITs”)), and (b) for which the Company or one or more of its Subsidiaries, or one more Subsidiaries of Parent, acts as the sponsor, general partner, managing member, trustee, investment manager, investment advisor, sub-advisor or in a similar capacity; provided, however, that solely for the purposes of Section 3.13, the term “Non-U.S. Retail Fund” shall not include any entity as to which there is a Sub-advisory Relationship.

“NYSE” shall mean the New York Stock Exchange.

“Open Source Software” shall mean software licensed, provided or distributed under any open source license, including any license meeting the Open Source Definition or the Free Software Definition (as promulgated by the Open Source Initiative or the Free Software Foundation, respectively).

“Parent Disclosure Schedule” shall mean the disclosure schedule delivered by Parent and Merger Sub on the date of this Agreement.

“Parent Material Adverse Effect” shall mean any event, change, circumstance, effect, development or state of facts that, individually or in the aggregate has, or would be reasonably likely to prevent or materially delay or materially impair the ability of Parent and Merger Sub to satisfy its obligations under this Agreement, including the satisfaction of the conditions precedent to the Merger and consummating the Merger and the other transactions contemplated by this Agreement.

“Parent Organizational Documents” shall mean the memorandum of association and articles of association of Parent, together with all amendments thereto.

“Patents” shall mean all patent and patent applications in any jurisdiction, and all re-issues, reexamine applications, continuations, divisionals, continuations-in-part or extensions of any of the foregoing.

“Permitted Liens” shall mean (a) liens for utilities and current Taxes not yet due and payable or delinquent or being contested in good faith, (b) mechanics’, carriers’, workers’, repairers’, materialmen’s, warehousemen’s, lessor’s, landlord’s and other similar liens arising or incurred in the ordinary course of business not yet due and payable or being contested in good faith, (c) liens for Taxes, assessments, or governmental charges or levies on a Person’s properties if the same shall not at the time be delinquent or thereafter can be paid without penalty or are being contested in good faith by appropriate proceedings and for which appropriate reserves have been included on the balance sheet of the applicable Person, (d) Liens disclosed on the existing title policies, title commitments and/or surveys which have been previously provided or made available to Parent or the Company, as applicable, none of which materially interfere with the business of Parent or its Subsidiaries or the Company or its Subsidiaries, as applicable, or the operation of the property as presently conducted to which they apply, (e) Liens arising out of pledges or deposits under worker’s compensation laws, unemployment insurance, old age pensions or other social security or retirement benefits or similar legislation, (f) deposits securing liability to insurance carriers under insurance or self-insurance arrangements, (g) deposits to secure the performance of bids, tenders, trade Contracts (other than Contracts for indebtedness for borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business, (h) Liens arising from protective filings, (i) Liens in favor of a banking institution arising as a matter of applicable law encumbering deposits (including the right of set-off) held by such banking institution incurred in the ordinary course of business and which are within the general parameters customary in the banking industry, (j) Liens securing Indebtedness of the Company and its Subsidiaries, provided that such Indebtedness shall be in existence on the date of this Agreement and (k) Liens arising from licenses of Intellectual Property granted in the ordinary course.

“Person” shall mean an individual, corporation, limited liability company, partnership, association, trust, other entity or group (as defined in the Exchange Act).

“Personal Information” shall mean any definition for any similar term (e.g., “personally identifiable information” or “PII”) provided by applicable Privacy Laws, or by the Company and its Subsidiaries in any of their publicly posted Privacy Policies or Contracts.

“Privacy Laws” shall mean any and all applicable laws, legal requirements and binding self-regulatory guidelines (including of any applicable foreign jurisdiction) relating to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (both technical and physical), disposal, destruction, disclosure or transfer (including cross-border) of Personal Information.

“Private Fund” shall mean each vehicle for collective investment (in whatever form of organization, including the form of a corporation, company, limited liability company, partnership, association, trust or other entity, and including each separate portfolio or series of any of the foregoing) (a) that is not registered or required to be registered with the SEC as an investment company under the Investment Company Act, and (b) for which the Company or one or more of its Subsidiaries, acts as the sponsor, general partner, managing member, trustee, investment manager, investment advisor, sub-advisor, or in a similar capacity; provided, however, that solely for purposes of Sections 3.13 and 7.12, the term “Private Fund” shall not include any entity as to which there is a Sub-advisory Relationship.

“Public Fund” shall mean each vehicle for collective investment (in whatever form of organization, including the form of a corporation, company, limited liability company, partnership, association, trust or other entity, and including each separate portfolio or series of any of the foregoing) (a) that is registered or required to be registered with the SEC as an investment company under the Investment Company Act (including any business development company regulated as such under the Investment Company Act), and (b) for which the Company or one or more of its Subsidiaries acts as the sponsor, general partner, managing member, trustee, investment manager, investment advisor, sub-advisor, or in a similar capacity; provided, however, that solely for purposes of Sections 3.10(b), 3.13, 5.1(a)(x) and 7.12, the term “Public Fund” shall not include any entity as to which there is a Sub-advisory Relationship.

“Public Fund Board” shall mean the board of directors or trustees (or Persons performing similar functions) of a Public Fund.

“Public Fund Board Approval Item” shall mean, with respect to a Public Fund, approval by the applicable Public Fund Board of a new Investment Advisory Arrangement, to be effective as of the Closing Date, containing terms substantially comparable to (but providing for fees (after giving effect to any waivers or other reductions thereof) no less favorable to the Company or the applicable Investment Adviser Subsidiary than) the applicable existing Investment Advisory Arrangement as in effect on the date of this Agreement (or, if entered into or amended after the date of this Agreement in accordance with this Agreement, as in effect on the date of the execution or amendment thereof) (“Public Fund IAA Approval”); provided that the term “Public Fund IAA Approval” shall not include approval by a Public Fund Board of any interim Investment Advisory Arrangement approved in accordance with Rule 15a-4 under the Investment Company Act (an “Interim Public Fund IAA Approval”).

“Public Fund SEC Documents” shall mean the forms, statements, reports and documents required to be filed by any Public Fund with, or required to be furnished by any Public Fund to, the SEC pursuant to the Investment Company Act, the Securities Act, the Exchange Act or other applicable law (including any exhibits or amendments thereto).

“Public Fund Shareholder Approval Item” shall mean, with respect to a Public Fund, approval by the applicable Public Fund shareholders of the Public Fund IAA Approval.

“QIA Investor” shall mean Qatar Holding LLC.

“Revenue Run-Rate” shall mean, as of any date, the aggregate annualized investment advisory, investment management, subadvisory or other similar recurring fees for all accounts of all Clients (including the Funds) (but excluding performance-based, incentive, contingent or similar fees or fulcrum fee adjustments, distribution and servicing fees, securities lending fees, transaction revenues and fund administration fees; provided that in the case of Funds that pay a unitary management fee, the entire unitary management fee shall be included) payable to the Company or any Subsidiary, determined by multiplying (a) in the case of the Base Date Revenue Run-Rate, the Base Date Assets Under Management, or (b) in the case of the Closing Revenue Run-Rate, the Adjusted Assets Under Management, in either case for each account of each such Client as of the applicable date by the applicable annual fee rate or fee schedule for each account of each such Client under the applicable Investment Advisory Arrangement as of the applicable date (not including any carried interest or profits interests, and net of any fee rebates or discounts or sub-advisory fees paid by the Company or any Subsidiary to a Person other than the Company or a Subsidiary).

“Replacement Award Interest Rate” means the prevailing money market rate of the JNMXX money market fund at the relevant time.

“Required Information” shall mean (a) the audited consolidated balance sheets and the related consolidated statements of comprehensive income, consolidated statements of cash flows and consolidated statements of changes in equity of the Company as of and for the two most recently completed fiscal years of the Company ended at least ninety (90) days prior to the Closing Date, together with all related notes and schedules thereto, and in each case accompanied by the audit reports thereon of PricewaterhouseCoopers LLP; (b) the unaudited condensed consolidated balance sheets and the related unaudited condensed consolidated statements of comprehensive income, unaudited condensed consolidated statements of cash flows and unaudited condensed consolidated statements of changes in equity of the Company for any subsequent fiscal quarter ended at least forty-five (45) days prior to the Closing Date and the portion of the fiscal year through the end of such quarter (other than in each case the fourth quarter of any fiscal year) and, in each case, for the comparable period of the prior fiscal year, together with all related notes and schedules thereto, in the case of each of clauses (a) and (b) above, prepared in accordance with GAAP; (c) if reasonably requested by Parent and reasonably reliable and readily available without unreasonable effort, “flash” financial information (limited to monthly reporting periods) with respect to a completed fiscal period for which financial statements are not yet available, which are prepared in accordance with GAAP; (d) any replacements or restatements of and supplements to the information specified in clauses (a) and (b) above if any such information would contain a material misstatement or omission or otherwise be unusable for such purpose; and (e) solely to the extent Parent shall have delivered the Debt Marketing Materials to the Company on or prior to the Business Day following the date of delivery by the Company of the information set forth in clauses (a) and (b) above, the authorization letters referred to in Section 5.3(a)(iii); provided that the Required Information shall in no event include any Excluded Information; provided further that Parent hereby acknowledges it has received (x) the financial statements referred to in clause (a) of the definition of Required Information for the fiscal years ended December 31, 2024 and December 31, 2023 and (y) the financial statements referred to in clause (b) of the definition of Required Information for the fiscal quarters ended September 30, 2025, June 30, 2025 and March 31, 2025.

“Schedule 13D” shall mean the Schedule 13D, as amended through the date hereof, filed by Nelson Peltz, Peter W. May, Trian Fund Management, L.P., Trian Fund Management GP, LLC and the Stockholder.

“Scheme of Arrangement” shall mean a scheme of arrangement under Article 125 of the Companies Law between the Company and the stockholders of the Company, with or subject to any modification, addition or condition approved or imposed by the Court and agreed by the Company, Parent and Merger Sub, under which Parent’s acquisition of the Company is proposed to be implemented.

“SEC” shall mean the United States Securities and Exchange Commission.

“Seed Capital Investment” shall mean, as of any applicable date of determination, the seed capital investments, general partner interests, limited partner interests or other similar investments or interests in a Fund or a Client that is not a Fund, in each case held by the Company or any of its Wholly Owned Subsidiaries.

“Sub-advisory Relationship” shall mean any Contract pursuant to which the Company or any of its Subsidiaries provides sub-advisory services to any investment fund or other collective investment vehicle (including any general or limited partnership, trust, or limited liability company and whether or not dedicated to a single investor) or any account whose sponsor, principal advisor, general partner, managing member or manager is any Person who is not the Company or a Subsidiary of the Company.

“Subsidiary” when used with respect to any Person shall mean (a) any corporation, partnership or other organization, whether incorporated or unincorporated, (i) of which such Person or any other Subsidiary of such Person is a general partner (excluding partnerships, the general partnership interests of which held by such Person or any Subsidiary of such Person do not have a majority of the voting interests in such partnership) or (ii) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries, or (b) any partnership, limited liability company, association, joint venture or other business entity, of which at least 50% of the partnership, joint venture or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof; provided that no Client or Fund, or any of their respective controlled Affiliates, shall be a “Subsidiary” of the Company, Parent, or any of their respective Subsidiaries.

“Tax Return” shall mean any report, return, declaration, statement, election, estimate form, information return, filing, claim for refund or other information, including any schedules or attachments thereto, and any amendments to any of the foregoing, supplied or required to be supplied to a taxing authority in connection with Taxes.

“Taxes” shall mean all U.S. federal, state, or local or non-U.S. taxes, including, without limitation, income, gross income, gross receipts, production, excise, employment, sales, use, transfer, ad valorem, value added, profits, license, capital stock, franchise, severance, stamp, withholding, Social Security, employment, unemployment, disability, worker’s compensation, payroll, utility, windfall profit, custom duties, personal property, real property, taxes required to be collected from customers on the sale of services, registration, alternative or add-on minimum, estimated, and other taxes, governmental and regulatory fees or like charges of any kind whatsoever, including any interest, penalties or additions thereto; and “Tax” shall mean any one of them.

“the other party” shall mean, with respect to the Company, Parent and shall mean, with respect to Parent, the Company.

“Transaction Documents” shall mean this Agreement, each other document, certificate, and instrument being delivered pursuant to this Agreement, the Confidentiality Agreements, the Equity Commitment Letters, the Debt Commitment Letter, the Guarantees and the Voting and Rollover Agreement.

“Treasury Regulations” shall mean the Treasury regulations promulgated under the Code.

“Trian Equity Investors” shall mean Jupiter Core Holdings, L.P., Jupiter AM Investors, L.P., Trian Partners AM Fund, L.P. and Trian Partners AM Parallel Fund, L.P.

“Trian Investors” shall mean Trian Partners AM Holdco II, Ltd., Jupiter Core Holdings, L.P., Jupiter AM Investors, L.P., Trian Partners AM Fund, L.P. and Trian Partners AM Parallel Fund, L.P.

“UCITs” shall have the definition set forth in the definition of “Non-U.S. Retail Funds”.

“VAT” shall mean (a) any value added tax imposed by the Value Added Tax Act 1994 and legislation and regulations supplemental thereto; (b) any tax imposed in conformity with the VAT Directive of the Council of the European Union (2006/112/EC); and (c) any other tax of a similar nature, whether imposed in the United Kingdom or in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in (a) or (b), or elsewhere.

“Wholly Owned Subsidiary” of any specified Person shall mean a Subsidiary of such Person all of the outstanding capital stock or other ownership interests of which (other than directors’ qualifying shares, if applicable) will at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person.

Section 10.17             Other Defined Terms.

Term	Section
2034 Notes	10.16
2034 Notes Consent Solicitation	5.4(d)(i)
2034 Notes Consent Solicitation Documents	5.4(d)(i)
2034 Notes Offer	5.4(d)(ii)
2034 Notes Offer Documents	5.4(d)(ii)
2034 Notes Security Documents	5.4(d)(iii)
2034 Notes Supplemental Indenture	5.4(d)(i)
Agreement	Preamble
Alternative Financing	7.14(c)
Anticorruption Laws	3.29(a)
Benefit Plan Client	3.16(m)
Broker Compliance Policies	3.16(o)
Burdensome Condition	7.5(c)
Certificate	1.7(a)(ii)
Client Consents	7.2(c)(i)
Closing	1.2
Closing Date	1.2
Commitment Letters	4.9(c)
Company	Preamble
Company Acquisition Proposal	7.6(a)
Company Alternative Acquisition Agreement	7.6(c)
Company Broker-Dealer Subsidiary	3.16(e)
Company Change in Recommendation	7.6(c)

Company Commodity Subsidiary	3.16(l)
Company Common Stock	1.7(a)(i)
Company Enforcement Expenses	9.2(j)
Company Equity Awards	1.8(h)
Company Lease	3.12(a)
Company Leased Real Property	3.12(a)
Company Leases	3.12(a)
Company Licenses and Permits	3.15
Company Owned Real Property.	3.12(a)
Company Property.	3.12(a)
Company Registered Intellectual Property	3.14(b)
Company SEC Reports	3.8(a)
Company Stockholders Meeting	3.27
Company Superior Proposal	7.6(b)
Company Termination Fee	9.2(d)
Confidentiality Agreements	7.4
Continuation Period	6.2(a)
Debt Commitment Letter	4.9
Debt Financing.	4.9
Debt Marketing Materials	5.3(a)(iii)
Debt Merger	7.15
Debt Merger Sub	7.15
Definitive Agreements	7.14(a)
DOJ	7.5(b)
Effective Time	1.3
Enforcement Expenses Cap	9.2(h)
Equity Commitment Letters	4.9(c)
Equity Financing.	4.9(c)
Equity Investors	4.9(c)
ESPP	1.8(e)
Exchange Act	3.4
Exchange Agent	2.1
Exchange Fund	2.1
Excluded Information	5.3(a)(viii)
Excluded Share	1.7(a)(i)
Excluded Shares	1.7(a)(i)
Expense Reimbursement	9.2(f)
Extended Termination Date	9.1(b)
Fair Value	4.10(d)
Fee Letter	4.9(d)
Fee Letters	4.9(d)
Financing Amounts	4.9(f)
Financing	4.9(c)
FINRA	3.4
FINRA Application	7.5(f)
FTC	7.5(b)

Fund Negative Consent Notice	7.2(b)
Further Extended Termination Date	9.1(b)
Goldman	3.24
Guarantees	Recitals
Guarantors	Recitals
HSR Act	3.4
Indebtedness	10.16
Indemnified Person	6.3(a)
Interim Public Fund IAA Approval	10.16
Janus Henderson US	7.15
Lenders	4.9
Material Contract	3.18(c)
Merger	1.1
Merger Consideration	1.7(a)(i)
Merger Sub	Preamble
Negative Consent Notice	7.2(b)
NFA	3.4
Non-Fund Consents	7.2(a)
Non-Recourse Party	10.14
Parent	Preamble
Parent Benefit Plan	6.2(b)
Parent Enforcement Expenses	9.2(h)
Parent Related Parties	9.2(j)
Parent Termination Fee	9.2(e)
Payoff Documents	5.4(c)
Pension Scheme	3.19(o)
Person	7.6(a)
PII	10.16
Preferred Equity Commitment Letter	4.9(b)
Preferred Equity Financing	4.9(b)
Preferred Equity Investors	4.9(b)
Privacy Policies	3.23
Private Fund Consents	7.2(b)
Proceeding	6.3(a)
Prohibited Modifications	7.14(b)
Proxy Statement	3.27
Public Fund Board Approval	7.2(c)(i)
Public Fund IAA Approval	10.16
Public Fund Shareholder Approval	7.2(c)(i)
Receiving Party	9.2(a)
Regulatory Actions	7.5(c)
Regulatory Approvals	8.1(d)
Regulatory Law	7.5(b)
Reimbursement Obligations	9.2(j)
Related Parties	9.2(a)
Replacement PSU Award	1.8(d)

Replacement RSU Award	1.8(b)
Required Company Vote	3.28
Sarbanes-Oxley Act	3.8(a)
SAYE Exercise Date	1.8(f)
SAYE Options	1.8(f)
Securities Act	3.4
Self-Regulatory Organization	3.4
Similar Law	3.16(m)
Special Committee	Recitals
Stockholder Rollover Shares	Recitals
Surviving Company	1.1
Switch	7.13(b)7.13(b)
Tax	10.16
Termination Date	9.1(b)
UCITs	10.16
UK BAYE	1.8(g)
UK SAYE	1.8(f)
UK SAYE Participants	1.8(f)
Uncertificated Company Stock	1.7(a)(ii)
Unvested Company PSU Award	1.8(d)
Unvested Company RSU Award	1.8(b)
Vested Company RSU Award	1.8(c), 1.8(a)
Voting and Rollover Agreement	Recitals

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

JANUS HENDERSON GROUP PLC

By:	/s/ Ali Dibadj
Name: Ali Dibadj
Title: Chief Executive Officer

JUPITER COMPANY LIMITED

By:	/s/ Nelson Peltz
Name: Nelson Peltz
Title: Authorized Signatory

JUPITER MERGER SUB LIMITED

By :	/s/ Nelson Peltz
Name: Nelson Peltz
Title: Authorized Signatory

[Signature Page to Agreement and Plan of Merger]

Exhibit A

Memorandum of Association and Articles of Association of Surviving Company

Dated

Companies (Jersey) Law 1991

Company Limited by Shares

Memorandum of Association
of
JANUS HENDERSON GROUP Ltd

Companies (Jersey) Law 1991

Company Limited by Shares

Memorandum of Association

of

Janus Henderson Group Ltd

1.	The name of the Company is Janus Henderson Group Ltd.

2.	The Company is a private company limited by shares.

3.	The Company is a par value company.

4.	The Company has unrestricted corporate capacity.

5.	The liability of each member arising from their holding of a share is limited to the amount (if any) unpaid on it.

6.	The share capital of the Company is $720,000,000 divided into 480,000,000 ordinary shares of $1.50 each.

Dated

Companies (Jersey) Law 1991 Company Limited by Shares

Articles of Association
of
JANUS HENDERSON GROUP Ltd

CONTENTS

1	Definitions, interpretation and exclusion of Standard Table	1
Definitions		1
Interpretation		3
Exclusion of Standard Table		3

2	Shares	4
Power to issue Shares and options, with or without special rights		4
Power to issue fractions of a Share		4
Consolidation of fractions of a Share		4
Trusts not recognised		4
Power to vary class rights		4
Effect of new Share issue on existing class rights		5
Capital contributions without issue of further Shares		5
No bearer Shares or warrants		5
Limit on the number of joint holders		5
Treasury Shares		5

3	Share certificates	6
Issue of share certificates		6
Renewal of lost or damaged share certificates		6

4	Lien on Shares	6
Nature and scope of lien		7
Company may sell Shares to satisfy lien		7
Authority to execute instrument of transfer		7
Consequences of sale of Shares to satisfy lien		7
Application of proceeds of sale		8
No lien on Secured Shares		8

5	Calls on Shares and forfeiture	8
Power to make calls and effect of calls		8
Time when call made		9
Liability of joint holders		9
Interest on unpaid calls		9
Deemed calls		9
Power to accept early payment		9
Power to make different arrangements at time of issue of Shares		9
Notice of default		10
Forfeiture or surrender of Shares		10
Disposal of forfeited or surrendered Share and power to cancel forfeiture or surrender		10
Effect of forfeiture or surrender on former Member		10
Evidence of forfeiture or surrender		11
Sale of forfeited or surrendered Shares		11
No forfeiture of Secured Shares		11

6	Transfer of shares	11
Form of transfer		11
Power to refuse registration		12
Notice of refusal to register		12
Power to suspend registration		12
Fee, if any, payable for registration		12
Company may retain instrument of transfer		12
Security		12

7	Transmission of Shares	13
Persons entitled on death of a Member		13
Registration of transfer of a Share following death or bankruptcy		13
Indemnity		14
Rights of person entitled to a Share following death or bankruptcy		14

8	Alteration of capital	14
Increasing, consolidating, converting, dividing and cancelling share capital		14
Reducing share capital		15
Sale of fractions of Shares		15

9	Redemption and purchase of Shares	15
Power to issue redeemable Shares and to purchase Shares		15
Power to pay for redemption or purchase in cash or in specie		16
Effect of redemption or purchase of a Share		16

10	Meetings of Members	16
Power to call meetings		16
Annual general meetings		17
Content of notice		17
Period of notice		18
Persons entitled to receive notice		18
Publication of notice on a website		18
Time a website notice is deemed to be given		19
Required duration of publication on a website		19
Accidental omission to give notice or non-receipt of notice		19

11	Proceedings at meetings of Members	19
Quorum		19
Lack of quorum		20
Use of technology		20
Chairperson		20
Right of a director or auditor's representative to attend and speak		20
Adjournment		20
Method of voting		21
Outcome of vote by show of hands		21
Withdrawal of demand for a poll		21
Taking of a poll		21
Chairperson's casting vote		22
Amendments to resolutions		22
Written resolutions		23
Sole-member company		23

12	Voting rights of members	23
Right to vote		23
Rights of joint holders		24
Representation of corporate Members		24
Member with mental disorder		24
Objections to admissibility of votes		25
Form of proxy		25
How and when proxy is to be delivered		25
Voting by proxy		26

13	Number of directors	26

14	Appointment, disqualification and removal of directors	26
First directors		26
No age limit		26
Corporate directors		26
No shareholding qualification		27
Appointment of directors		27
Removal of directors		27
Resignation of directors		27
Termination of the office of director		27

15	Alternate directors	28
Appointment and removal		28
Notices		28
Rights of alternate director		28
Appointment ceases when the appointor ceases to be a director		29

16	Powers of directors	29
Powers of directors		29
Appointments to office		29
Remuneration		30

17	Delegation of powers	30
Power to delegate any of the directors' powers to a committee		30
Power to appoint an agent of the Company		30
Power to appoint an attorney or authorised signatory of the Company		30

18	Meetings of directors	31
Regulation of directors' meetings		31
Calling meetings		31
Notice of meetings		31
Use of technology		31
Quorum		32
Voting		32
Validity		33
Recording of dissent		33
Written resolutions		33

19	Permissible directors' interests and disclosure	34
Permissible interests subject to disclosure		34
Notification of interests		35
Voting where a director is interested in a matter		35

20	Minutes	35

21	Accounts and audits	35
Accounting and other records		35
No automatic right of inspection		35
Sending of accounts and reports		36
Time of receipt if documents are published on a website		36
Validity despite accidental error in publication on website		36
When accounts are to be audited		36

22	Record dates	37

23	Dividends	37
Declaration of dividends by Members		37
Payment of interim dividends by directors		37
Apportionment of dividends		37
Right of set off		38
Power to pay other than in cash		38
How payments may be made		38
Dividends or other monies not to bear interest in absence of special rights		39
Dividends unable to be paid or unclaimed		39

24	Capitalisation of profits	39
Capitalisation of profits or of any share premium account or capital redemption reserve		39
Applying an amount for the benefit of members		40

25	Seal	40
Company seal		40
Official seal		40
When and how seal is to be used		40
If no seal is adopted or used		40
Validity of execution		41

26	Indemnity	41
Indemnity		41
Release		41
Insurance		41

27	Notices	42
Form of notices		42
Persons authorised to give notices		42
Delivery of written notices		42
Joint holders		42
Giving notice to a deceased or bankrupt Member		42
Delivery of notices		43
Saving provisions		43
Saving provision		44

28	Winding up	44
Distribution of assets in specie		44
No obligation to accept liability		44

Companies (Jersey) Law 1991

Company Limited by Shares

Articles of Association

of

Janus Henderson Group Ltd

Definitions, interpretation and exclusion of Standard Table

Definitions

In these Articles, the following definitions apply:

Articles means, as appropriate:

these Articles of Association as amended from time to time; or

two or more particular Articles of these Articles;

and Article refers to a particular Article of these Articles;

Business Day means a day other than a public holiday in the Island, a Saturday or a Sunday;

Clear Days, in relation to a period of notice, means that period excluding:

the day when the notice is deemed to be received; and

the day for which it is given or on which it is to take effect;

Company means the above-named company;

Default Rate means 3% (three per cent) per annum over the base rate of the Bank of England from time to time;

Electronic has the meaning given to that term in the Electronic Communications (Jersey) Law 2000;

Electronic Record has the meaning given to that term in the Electronic Communications (Jersey) Law 2000;

Electronic Signature has the meaning given to that term in the Electronic Communications (Jersey) Law 2000;

Fully Paid and Paid Up means that the agreed issue price for a Share has been fully paid or credited as paid in money or money's worth;

Island means Jersey, Channel Islands;

Law means the Companies (Jersey) Law 1991;

Member means any person or persons entered on the register of members from time to time as the holder of a Share;

Memorandum means the Memorandum of Association of the Company as amended from time to time;

Officer means a person appointed to hold an office in the Company; and the expression includes a director, alternate director or liquidator, but does not include the Secretary;

Ordinary Resolution means a resolution of a duly constituted general meeting of the Company passed by a simple majority of the votes cast by, or on behalf of, the Members entitled to vote. The expression also includes a written resolution signed by or on behalf of each Member who, at the date when the resolution is deemed to be passed, would be entitled to vote on the resolution if it were proposed at a meeting;

Secretary means a person appointed to perform the duties of the secretary of the Company, including a joint, assistant or deputy secretary;

Security Interests Law means the Security Interests (Jersey) Law 2012 (as amended, modified, replaced or superseded);

Secured Shares means any shares of the Company that are subject to a security interest created pursuant to the Security Interests Law;

Share means a share in the share capital of the Company; and the expression:

includes stock (except where a distinction between shares and stock is expressed or implied); and

where the context permits, also includes a fraction of a share;

Special Resolution has the meaning given to that term in the Law. The expression also includes a written resolution signed by or on behalf of each Member who, at the date when the resolution is deemed to be passed, would be entitled to vote on the resolution if it were proposed at a meeting; and

subsidiary has the meaning given to that term in Article 2 of the Law.

Interpretation

In the interpretation of these Articles, the following provisions apply unless the context otherwise requires:

a reference in these Articles to a statute is a reference to a statute of the Island as known by its short title, and includes:

any statutory modification, amendment or re-enactment; and

any subordinate legislation or regulations issued under that statute;

headings are inserted for convenience only and do not affect the interpretation of these Articles, unless there is ambiguity;

if a day on which any act, matter or thing is to be done under these Articles is not a Business Day, the act, matter or thing must be done on the next Business Day;

a word which denotes the singular also denotes the plural, a word which denotes the plural also denotes the singular, and a reference to any gender also denotes the other genders;

a reference to a person includes, as appropriate, a company, trust, partnership, joint venture, association, body corporate or government agency;

where a word or phrase is given a defined meaning another part of speech or grammatical form in respect to that word or phrase has a corresponding meaning;

all references to time are to be calculated by reference to time in the place where the Company's registered office is located;

the word signed includes a signature or representation of a signature affixed by mechanical, Electronic or other means (including, for the avoidance of doubt, an Electronic Signature);

the words written and in writing include all modes of representing or reproducing words in a visible form; and

the words including, include and in particular or any similar expression are to be construed without limitation.

Exclusion of Standard Table

The regulations contained in the Standard Table adopted pursuant to the Companies (Standard Table) (Jersey) Order 1992 and any other regulations contained in any statute or subordinate legislation are expressly excluded and do not apply to the Company.

Shares

Power to issue Shares and options, with or without special rights

The directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued Shares of the Company to such persons at such times and on such terms and conditions as they may decide.

Without limitation to the preceding Article, the directors may so deal with the unissued Shares of the Company:

at an issue price determined by the directors;

with the sanction of an Ordinary Resolution, with preferred, deferred or other special rights or restrictions whether in regard to dividend, voting, return of capital or otherwise;

without preferred, deferred or other special rights or restrictions whether in regard to dividend, voting, return of capital or otherwise.

Power to issue fractions of a Share

Subject to the Law, the Company may issue fractions of a Share of any class. A fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights and other attributes of a Share of that class of Shares.

Consolidation of fractions of a Share

If the holder of a fraction of a Share acquires a further fraction of a Share of the same class, the fractions shall be treated as consolidated.

Trusts not recognised

Except as required by law:

no person shall be recognised by the Company as holding any Share on any trust; and

no person other than the Member shall be recognised by the Company as having any right in a Share.

Power to vary class rights

If the share capital is divided into different classes of Shares then, unless the terms on which a class of Shares was issued state otherwise, the rights attaching to a class of Shares may only be varied if one of the following applies:

the Members holding two thirds of the issued Shares of that class consent in writing to the variation; or

the variation is made with the sanction of a Special Resolution passed at a separate general meeting of the Members holding the issued Shares of that class.

For the purpose of Article 2.6(b), all the provisions of these Articles relating to general meetings apply, mutatis mutandis, to every such separate meeting except that:

the necessary quorum shall be one or more persons holding, or representing by proxy, not less than one third of the issued Shares of the class; and

any Member holding issued Shares of the class, present in person or by proxy or, in the case of a corporate Member, by its duly authorised representative, may demand a poll.

Effect of new Share issue on existing class rights

Unless the terms on which a class of Shares was issued state otherwise, the rights conferred on the Member holding Shares of any class shall not be deemed to be varied by the creation or issue of further Shares ranking pari passu with the existing Shares of that class.

Capital contributions without issue of further Shares

With the consent of a Member, the directors may accept a voluntary contribution from that Member without issuing Shares in return. If the directors agree to accept a voluntary contribution from a Member, the directors shall resolve whether that contribution shall be treated as an addition to the capital account of the Company or to a general reserve of the Company (it being understood that the contribution is not provided by way of loan).

No bearer Shares or warrants

The Company shall not issue bearer Shares or warrants.

Limit on the number of joint holders

In respect of a Share, the Company shall not be required to enter the names of more than four joint holders in the register of members of the Company.

If two or more persons are registered as joint holders of a Share, then any one of those joint holders may give effectual receipts for moneys payable in respect of that Share.

Treasury Shares

From time to time, the Company may hold its own Shares as treasury shares and the directors may sell, transfer or cancel any treasury shares in accordance with the Law. For the avoidance of doubt, the Company shall not be entitled to vote or receive any distributions in respect of any treasury shares held by it.

Share certificates

Issue of share certificates

Upon being entered in the register of members as the holder of a Share, a Member shall be entitled:

without payment, to one certificate for all the Shares of each class held by that Member (and, upon transferring a part of the Member's holding of Shares of any class, to a certificate for the balance of that holding); and

upon payment of such reasonable sum as the directors may determine for every certificate after the first, to several certificates each for one or more of that Member's Shares.

Every certificate shall specify the number, class and distinguishing numbers (if any) of the Shares to which it relates and whether they are Fully Paid or partly paid up. A certificate may be executed under seal or executed in such other manner as the directors determine.

The Company shall not be bound to issue more than one certificate for Shares held jointly by several persons and delivery of a certificate for a Share to one joint holder shall be a sufficient delivery to all of them.

Renewal of lost or damaged share certificates

If a share certificate is defaced, worn-out, lost or destroyed, it may be renewed on such terms (if any) as to:

evidence;

indemnity;

payment of the expenses reasonably incurred by the Company in investigating the evidence; and

payment of a reasonable fee, if any, for issuing a replacement share certificate,

as the directors may determine, and (in the case of defacement or wearing-out) on delivery to the Company of the old certificate.

Lien on Shares

Nature and scope of lien

The Company has a first and paramount lien on all Shares (which are not Fully Paid) registered in the name of a Member (whether solely or jointly with others). The lien is for all moneys payable to the Company by the Member or the Member's estate:

either alone or jointly with any other person, whether or not that other person is a Member; and

whether or not those moneys are presently payable.

At any time the directors may declare any Share to be wholly or partly exempt from the provisions of this Article.

Company may sell Shares to satisfy lien

The Company may sell any Shares over which it has a lien if all of the following conditions are met:

the sum in respect of which the lien exists is presently payable;

the Company gives notice to the Member holding the Share (or to the person entitled to it in consequence of the death or bankruptcy of that Member) demanding payment and stating that if the notice is not complied with the Shares may be sold; and

that sum is not paid within 14 Clear Days after that notice is deemed to be given under these Articles.

The Shares may be sold in such manner as the directors determine.

To the maximum extent permitted by law, the directors shall incur no personal liability to the Member concerned in respect of the sale.

Authority to execute instrument of transfer

To give effect to a sale, the directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The title of the transferee of the Shares shall not be affected by any irregularity or invalidity in the proceedings in respect of the sale.

Consequences of sale of Shares to satisfy lien

On sale pursuant to the preceding Articles:

the name of the Member concerned shall be removed from the register of members as the holder of those Shares; and

that person shall deliver to the Company for cancellation the certificate for those Shares.

Despite this, that person shall remain liable to the Company for all monies which, at the date of sale, were presently payable by them to the Company in respect of those Shares. That person shall also be liable to pay interest on those monies from the date of sale until payment at the rate at which interest was payable before that sale or, failing that, at the Default Rate. The directors may waive payment wholly or in part or enforce payment without any allowance for the value of the Shares at the time of sale or for any consideration received on their disposal.

Application of proceeds of sale

The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the sum for which the lien exists as is presently payable. Any residue shall be paid to the person whose Shares have been sold:

if no certificate for the Shares was issued, at the date of the sale; or

if a certificate for the Shares was issued, upon surrender to the Company of that certificate for cancellation,

but, in either case, subject to the Company retaining a like lien for all sums not presently payable as existed on the Shares before the sale.

No lien on Secured Shares

Notwithstanding any other provision of these Articles, if the Secured Shares are to be transferred pursuant to the exercise of the power of sale or enforcement under the Security Interests Law or the provisions of the relevant security agreement:

the Company shall not have any lien on any Secured Shares for any moneys (whether presently payable or not) payable at a fixed time or called in respect of any Secured Shares;

the directors of the Company must not refuse to declare, and if called upon to do so by any holder or the secured party under any such security agreement, must actively declare any Secured Shares to be exempt from any lien provisions provided in Article 4.1; and

the provisions of Articles 4.1 to 4.8 inclusive shall not apply to any Secured Shares.

Calls on Shares and forfeiture

Power to make calls and effect of calls

Subject to the terms of allotment, the directors may make calls on the Members in respect of any moneys unpaid on their Shares including any premium. The call may provide for payment to be by instalments. Subject to receiving at least 14 Clear Days' notice specifying when and where payment is to be made, each Member shall pay to the Company the amount called on their Shares as required by the notice.

Before receipt by the Company of any sum due under a call, that call may be revoked in whole or in part and payment of a call may be postponed in whole or in part. Where a call is to be paid in instalments, the Company may revoke the call in respect of all or any remaining instalments in whole or in part and may postpone payment of all or any of the remaining instalments in whole or in part.

A Member on whom a call is made shall remain liable for that call notwithstanding the subsequent transfer of the Shares in respect of which the call was made. They shall not be liable for calls made after they are no longer registered as Member in respect of those Shares.

Time when call made

A call shall be deemed to have been made at the time when the resolution of the directors authorising the call was passed.

Liability of joint holders

Members registered as the joint holders of a Share shall be jointly and severally liable to pay all calls in respect of the Share.

Interest on unpaid calls

If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid:

at the rate fixed by the terms of allotment of the Share or in the notice of the call; or

if no rate is fixed, at the Default Rate.

The directors may waive payment of the interest wholly or in part.

Deemed calls

Any amount payable in respect of a Share, whether on allotment or on a fixed date or otherwise, shall be deemed to be payable as a call. If the amount is not paid when due the provisions of these Articles shall apply as if the amount had become due and payable by virtue of a call.

Power to accept early payment

The Company may accept from a Member the whole or a part of the amount remaining unpaid on Shares held by them although no part of that amount has been called up.

Power to make different arrangements at time of issue of Shares

Subject to the terms of allotment, the directors may make arrangements on the issue of Shares to distinguish between Members in the amounts and times of payment of calls on their Shares.

Notice of default

If a call remains unpaid after it has become due and payable the directors may give to the person from whom it is due not less than 14 Clear Days' notice requiring payment of:

the amount unpaid;

any interest which may have accrued; and

any expenses which have been incurred by the Company due to that person's default.

The notice shall state the following:

the place where payment is to be made; and

a warning that if the notice is not complied with the Shares in respect of which the call is made will be liable to be forfeited.

Forfeiture or surrender of Shares

If the notice under the preceding Article is not complied with, the directors may, before the payment required by the notice has been received, resolve that any Share the subject of that notice be forfeited. The forfeiture shall include all dividends or other moneys payable in respect of the forfeited Share and not paid before the forfeiture. Despite the foregoing, the directors may determine that any Share the subject of that notice be accepted by the Company as surrendered by the Member holding that Share in lieu of forfeiture.

Disposal of forfeited or surrendered Share and power to cancel forfeiture or surrender

A forfeited or surrendered Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine either to the former Member who held that Share or to any other person. The forfeiture or surrender may be cancelled on such terms as the directors think fit at any time before a sale, re-allotment or other disposition. Where, for the purposes of its disposal, a forfeited or surrendered Share is to be transferred to any person, the directors may authorise some person to execute an instrument of transfer of the Share to the transferee.

Effect of forfeiture or surrender on former Member

On forfeiture or surrender:

the name of the Member concerned shall be removed from the register of members as the holder of those Shares and that person shall cease to be a Member in respect of those Shares; and

that person shall surrender to the Company for cancellation the certificate (if any) for the forfeited or surrendered Shares.

Despite the forfeiture or surrender of their Shares, that person shall remain liable to the Company for all moneys which at the date of forfeiture or surrender were presently payable by them to the Company in respect of those Shares together with:

all expenses; and

interest from the date of forfeiture or surrender until payment:

at the rate of which interest was payable on those moneys before forfeiture; or

if no interest was so payable, at the Default Rate.

The directors, however, may waive payment wholly or in part.

Evidence of forfeiture or surrender

A declaration, whether statutory or under oath, made by a director or the Secretary shall be conclusive evidence of the following matters stated in it as against all persons claiming to be entitled to forfeited Shares:

that the person making the declaration is a director or Secretary of the Company; and

that the particular Shares have been forfeited or surrendered on a particular date.

Subject to the execution of an instrument of transfer, if necessary, the declaration shall constitute good title to the Shares.

Sale of forfeited or surrendered Shares

Any person to whom the forfeited or surrendered Shares are disposed of shall not be bound to see to the application of the consideration, if any, of those Shares nor shall their title to the Shares be affected by any irregularity in, or invalidity of the proceedings in respect of, the forfeiture, surrender or disposal of those Shares.

No forfeiture of Secured Shares

Notwithstanding any other provisions of these Articles, no Secured Shares may be forfeited under the provisions of Articles 5.1 to 5.17 inclusive.

Transfer of shares

Form of transfer

Subject to the following Articles about the transfer of Shares, a Member may transfer Shares to another person by completing an instrument of transfer, in a common form or in a form approved by the directors, executed:

where the Shares are Fully Paid, by or on behalf of that Member; and

where the Shares are partly paid, by or on behalf of that Member and the transferee.

Power to refuse registration

The directors may refuse to register the transfer of a Share to any person. They may do so in their absolute discretion, without giving any reason for their refusal, and irrespective of whether the Share is Fully Paid or the Company has no lien over it.

Notice of refusal to register

If the directors refuse to register a transfer of a Share, they must send notice of their refusal to the existing Member within two months after the date on which the transfer was lodged with the Company.

Power to suspend registration

The directors may suspend registration of the transfer of Shares at such times and for such periods (not exceeding 30 days in any calendar year) as they determine.

Fee, if any, payable for registration

If the directors so decide, the Company may charge a reasonable fee for the registration of any instrument of transfer or other document relating to the title to a Share.

Company may retain instrument of transfer

The Company shall be entitled to retain any instrument of transfer which is registered; but an instrument of transfer which the directors refuse to register shall be returned to the person lodging it when notice of the refusal is given.

Security

Notwithstanding any other provision of these Articles, if the Secured Shares are subject to a security interest created pursuant to the Security Interests Law and are to be transferred pursuant to the exercise of the power of sale or enforcement under the Security Interests Law or the provisions of the relevant security agreement:

Article 6.2 shall not apply;

the directors shall not refuse to register such a transfer of the Secured Shares if the following conditions have been satisfied:

a validly executed instrument of transfer relating to the Secured Shares has been lodged at the registered office of the Company; and

the instrument of transfer is accompanied by the share certificates in respect of the Secured Shares or, where the share certificate(s) are not available, confirmation in writing that the share certificate has been lost or destroyed and that if it is found it will be returned to the directors; and

the registration of any such transfer of the Secured Shares may not be suspended pursuant to Article 6.4 or otherwise; and

no fee shall be charged or payable in respect of the registration of any instrument of transfer or other document relating to or affecting the title to any such Secured Shares pursuant to Article 6.5 or otherwise.

Transmission of Shares

Persons entitled on death of a Member

If a Member dies, the only persons recognised by the Company as having any title to the deceased Members' interest are the following:

where the deceased Member was a joint holder, the survivor or survivors; and

where the deceased Member was a sole holder, that Member's personal representative or representatives.

Nothing in these Articles shall release the deceased Member's estate from any liability in respect of any Share, whether the deceased was a sole holder or a joint holder.

Registration of transfer of a Share following death or bankruptcy

A person becoming entitled to a Share in consequence of the death or bankruptcy of a Member may elect to do either of the following:

to become the holder of the Share; or

to transfer the Share to another person.

That person must produce such evidence of their entitlement as the directors may properly require.

If the person elects to become the holder of the Share, they must give notice to the Company to that effect. For the purposes of these Articles, that notice shall be treated as though it were an executed instrument of transfer.

If the person elects to transfer the Share to another person then:

if the Share is Fully Paid, the transferor must execute an instrument of transfer; and

if the Share is partly paid, the transferor and the transferee must execute an instrument of transfer.

All the Articles relating to the transfer of Shares shall apply to the notice or, as appropriate, the instrument of transfer.

Indemnity

The directors may require a person registered as a Member by reason of the death or bankruptcy of another Member to indemnify the Company and the directors against any loss or damage suffered by the Company or the directors as a result of that registration.

Rights of person entitled to a Share following death or bankruptcy

A person becoming entitled to a Share by reason of the death or bankruptcy of a Member shall have the rights to which they would be entitled if they were registered as the holder of the Share. But, until they are registered as Member in respect of the Share, they shall not be entitled to attend or vote at any meeting of the Company or at any separate meeting of the holders of that class of Shares in the Company.

Alteration of capital

Increasing, consolidating, converting, dividing and cancelling share capital

To the fullest extent permitted by the Law, the Company may by Special Resolution do any of the following (and amend its Memorandum and its Articles for that purpose):

increase its share capital in the manner prescribed by the resolution;

consolidate and divide all or any of its share capital;

convert all or any of its Paid Up Shares into stock, and reconvert that stock into Paid Up Shares of any denomination;

sub-divide its Shares or any of them, including, in respect of any sub-division, so that the proportion between the amount paid and the amount, if any, unpaid on each sub-divided Share shall be the same as it was in case of the Share from which the sub-divided Share is derived; and the resolution may determine that, as between the Shares resulting from the sub-division, one or more of the Shares may, as compared with the others, have such preferred, deferred or other special rights, or be subject to such restrictions as the Company has power to attach to unissued or new Shares;

cancel Shares which, at the date of the passing of the resolution to cancel them, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the Shares so cancelled or, in the case of Shares without nominal par value, diminish the number of Shares into which its capital is divided; and

convert all or any of the Shares denominated in a particular currency into Shares denominated in a different currency, the conversion being effected at the rate of exchange (calculated to not less than three significant figures) current at the date of the resolution being a time within 40 days before the conversion takes effect.

Reducing share capital

Subject to the Law and to any rights for the time being conferred on the Members holding a particular class of Shares, the Company may, by Special Resolution, reduce its share capital in any way.

Sale of fractions of Shares

Whenever, as a result of a consolidation of Shares, any Members would become entitled to fractions of a Share, the directors may, in their absolute discretion, on behalf of those Members, sell the Shares representing the fractions for the best price reasonably obtainable to any person (including, subject to the provisions of the Law, the Company) and distribute the net proceeds of sale in due proportion among those Members, and the directors may authorise some person to execute an instrument of transfer of the Shares to, or in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall their title to the Shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

Redemption and purchase of Shares

Power to issue redeemable Shares and to purchase Shares

Subject to the Law, and to any rights for the time being conferred on the Members holding a particular class of Shares, the Company may by its directors:

issue Shares that are to be redeemed or liable to be redeemed, at the option of the Company or the Member holding those redeemable Shares, on the terms and in the manner its directors determine before the issue of those Shares;

convert existing non-redeemable limited shares, whether issued or not, into Shares that are to be redeemed or liable to be redeemed, at the option of the Company or the Member holding those redeemable Shares, on the terms and in the manner its directors determine before the conversion of those Shares; and

purchase all or any Shares of any class including any redeemable Shares.

The Company may hold Shares acquired by way of purchase or redemption in treasury in a manner authorised by the Law.

The Company may make a payment in respect of the redemption or purchase of Shares in any manner authorised by the Law, including out of capital and otherwise than out of its profits or the proceeds of a fresh issue of Shares.

Power to pay for redemption or purchase in cash or in specie

When making a payment in respect of the redemption or purchase of Shares, the directors may make the payment in cash or in specie (or partly in one way and partly in the other way).

Effect of redemption or purchase of a Share

Upon the date of redemption or purchase of a Share:

the Member holding that Share shall cease to be entitled to any rights in respect of the Share other than the right to receive:

the price for the Share; and

any dividend declared in respect of the Share prior to the date of redemption or purchase;

the Member's name shall be removed from the register of members with respect to the Share; and

the Share shall be cancelled or become a treasury share.

For the purpose of this Article, the date of redemption or purchase is the date when the redemption or purchase falls due.

Meetings of Members

Power to call meetings

The directors may call a general meeting at any time.

If there are insufficient directors to constitute a quorum and the remaining directors are unable to agree on the appointment of additional directors, the directors must call a general meeting for the purpose of appointing additional directors.

The directors must also call a general meeting if requisitioned in the manner set out in the next two Articles.

The requisition must be in writing and given by one or more Members who together hold at least 10% of the rights to vote at such general meeting.

The requisition must also:

specify the objects of the meeting;

be signed by or on behalf of the requisitioners. The requisition may consist of several documents in like form signed by one or more of the requisitioners; and

be deposited at the Company's registered office in accordance with the notice provisions.

Should the directors fail to call a general meeting within 21 days from the date of deposit of a requisition to be held within 2 months of that date, the requisitioners or any of them representing more than one half of the total voting rights of all of them, may call a general meeting to be held within three months from that date.

Without limitation to the foregoing, if there are insufficient directors to constitute a quorum and the remaining directors are unable to agree on the appointment of additional directors, any one or more Members who together hold at least 10% of the rights to vote at a general meeting may call a general meeting for the purpose of considering the business specified in the notice of meeting which shall include as an item of business the appointment of additional directors.

If the Members call a meeting under the above provisions, the Company shall reimburse their reasonable expenses.

Annual general meetings

There is no requirement to hold an annual general meeting.

Content of notice

Notice of a general meeting shall specify each of the following:

the place, the date and the time of the meeting;

if the meeting is to be held in two or more places, the technology that will be used to facilitate the meeting;

subject to Article 10.10(d), the general nature of the business to be transacted;

if a resolution is proposed as a Special Resolution, the text of that resolution; and

in the case of an annual general meeting, that the meeting is an annual general meeting.

In each notice, there shall appear with reasonable prominence the following statements:

that a Member who is entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of that Member; and

that a proxy need not be a Member.

Period of notice

A general meeting, including an annual general meeting, shall be called by at least 14 Clear Days' notice in writing. A meeting, however, may be called on shorter notice if it is so agreed:

in the case of an annual general meeting, by all the Members entitled to attend and vote at that meeting; and

in the case of any other meeting, by a majority in number of the Members having a right to attend and vote at that meeting, being a majority together holding not less than:

95% where a Special Resolution is to be considered; or

90% for all other meetings,

of the total voting rights of the Members who have that right.

Persons entitled to receive notice

Subject to the provisions of these Articles and to any restrictions imposed on any Shares, the notice shall be given to the following people:

the Members;

persons entitled to a Share in consequence of the death or bankruptcy of a Member;

the directors;

the Company's auditor (if any); and

persons entitled to vote in respect of a Share in consequence of the incapacity of a Member.

Publication of notice on a website

Subject to the Law, a notice of a general meeting may be published on a website providing the recipient is given separate notice of:

the publication of the notice on the website;

the address of the website;

the place on the website where the notice may be accessed;

how it may be accessed; and

the place, date and time of the general meeting.

If a Member notifies the Company that they are unable for any reason to access the website, the Company must as soon as practicable give notice of the meeting to that Member in writing or by any other means permitted by these Articles but this will not affect when that Member is deemed to have been given notice of the meeting.

Time a website notice is deemed to be given

A website notice is deemed to be given when the Member is given notice of its publication.

Required duration of publication on a website

Where the notice of meeting is published on a website, it shall continue to be published in the same place on that website from the date of the notification until the conclusion of the meeting to which the notice relates.

Accidental omission to give notice or non-receipt of notice

Proceedings at a meeting shall not be invalidated by the following:

an accidental failure to give notice of the meeting to any person entitled to notice; or

non-receipt of notice of the meeting by any person entitled to notice.

In addition, where a notice of meeting is published on a website, proceedings at the meeting shall not be invalidated merely because it is accidentally published:

in a different place on the website; or

for part only of the period from the date of the notification until the conclusion of the meeting to which the notice relates.

Proceedings at meetings of Members

Quorum

Save as provided in this Article 11, no business shall be transacted at any general meeting unless a quorum is present in person or by proxy. A quorum is as follows:

if the Company has only one Member entitled to vote: that Member; or

if the Company has more than one Member entitled to vote: two Members.

Lack of quorum

If a quorum is not present within 15 minutes of the time appointed for the meeting, or if at any time during the meeting it becomes inquorate, then the following provisions apply:

if the meeting was requisitioned by Members entitled to vote, it shall be cancelled; or

in any other case, the meeting shall stand adjourned to the same time and place seven days hence, or to such other time or place as is determined by the directors. If a quorum is not present within 15 minutes of the time appointed for the adjourned meeting, then the Members present in person or by proxy and entitled to vote shall constitute a quorum.

Use of technology

A person may participate in a general meeting through the medium of a conference telephone, video or any other form of communications equipment (Electronic Facility) provided all persons participating in the meeting are able to speak to each other throughout the meeting. A person participating in this way is deemed to be present at the meeting. The Company is under no obligation to offer or provide an Electronic Facility for the purposes of attending a general meeting.

Chairperson

The chairperson of a general meeting shall be the chairperson of the board or such other director as the directors have nominated to chair board meetings in the absence of the chairperson of the board. Absent any such person being present within 15 minutes of the time appointed for the meeting, the directors present shall elect one of their number to chair the meeting.

If no director is present within 15 minutes of the time appointed for the meeting, or if no director is willing to act as chairperson, the Members present in person or by proxy and entitled to vote shall choose one of their number to chair the meeting.

Right of a director or auditor's representative to attend and speak

Even if a director or a representative of the auditor (if any) is not a Member, they shall be entitled to attend and speak at any general meeting and at any separate meeting of Members holding a particular class of Shares.

Adjournment

The chairperson may at any time adjourn a meeting with the consent of the Members constituting a quorum. The chairperson may adjourn the meeting if so directed by the meeting. No business, however, can be transacted at an adjourned meeting other than business which might properly have been transacted at the original meeting.

Should a meeting be adjourned for more than 14 Clear Days, whether because of a lack of quorum or otherwise, Members shall be given at least seven Clear Days' notice of the date, time and place of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to give any notice of the adjournment.

Method of voting

A resolution put to the vote of the meeting shall be decided on a show of hands unless before, or on the declaration of the result of the show of hands, a poll is duly demanded. A poll may be demanded:

by the chairperson; or

by at least two Members having the right to vote on the resolution; or

by any Member or Members present who, individually or collectively, hold at least 10% of the voting rights of all those who have a right to vote on the resolution; or

by a Member or Members holding Shares conferring a right to vote on the resolution being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right, and a demand by a person as proxy for a Member shall be the same as a demand by the Member.

Outcome of vote by show of hands

Unless a poll is duly demanded, a declaration by the chairperson as to the result of a resolution and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the outcome of a show of hands without proof of the number or proportion of the votes recorded in favour of or against the resolution.

Withdrawal of demand for a poll

The demand for a poll may be withdrawn before the poll is taken, but only with the consent of the chairperson. The chairperson shall announce any such withdrawal to the meeting and, unless another person forthwith demands a poll, any earlier show of hands on that resolution shall be treated as the vote on that resolution; if there has been no earlier show of hands, then the resolution shall be put to the vote of the meeting.

Taking of a poll

A poll demanded on the question of adjournment shall be taken immediately.

A poll demanded on any other question shall be taken either immediately or at an adjourned meeting at such time and place as the chairperson directs, not being more than 30 Clear Days after the poll was demanded.

The demand for a poll shall not prevent the meeting continuing to transact any business other than the question on which the poll was demanded.

A poll shall be taken in such manner as the chairperson directs. They may appoint scrutineers (who need not be Members) and fix a place and time for declaring the result of the poll. If, through the aid of technology, the meeting is held in more than one place, the chairperson may appoint scrutineers in more than one place; but if they consider that the poll cannot be effectively monitored at that meeting, the chairperson shall adjourn the holding of the poll to a date, place and time when that can occur.

Chairperson's casting vote

If the votes on a resolution, whether on a show of hands or on a poll, are equal the chairperson shall not have a casting vote.

Amendments to resolutions

An Ordinary Resolution to be proposed at a general meeting may be amended by Ordinary Resolution if:

not less than 48 hours before the meeting is to take place (or such later time as the chairperson of the meeting may determine), notice of the proposed amendment is given to the Company in writing by a Member entitled to vote at that meeting; and

the proposed amendment does not, in the reasonable opinion of the chairperson of the meeting, materially alter the scope of the resolution.

A Special Resolution to be proposed at a general meeting may be amended by Ordinary Resolution if:

the chairperson of the meeting proposes the amendment at the general meeting at which the resolution is to be proposed; and

the amendment does not go beyond what the chairperson considers is necessary to correct a grammatical or other non-substantive error in the resolution.

If the chairperson of the meeting, acting in good faith, wrongly decides that an amendment to a resolution is out of order, the chairperson's error does not invalidate the vote on that resolution.

Written resolutions

Members may pass a resolution in writing without holding a meeting if the following conditions are met:

all Members entitled to vote:

sign a document; or

sign several documents in the like form each signed by one or more of those Members; and

the signed document or documents is or are delivered to the Company in hard copy or in Electronic form or in such other manner as the directors may determine.

Such written resolution shall be as effective as if it had been passed at a meeting of all Members entitled to vote duly convened and held.

Each Member shall have one vote for each Share they hold which confers the right to receive and vote on a written resolution and unless the resolution in writing signed by the Member is silent, in which case all Shares held are deemed to have been voted, the number of Shares specified in the resolution in writing shall be deemed to have been voted.

If a written resolution is described as a Special Resolution or as an Ordinary Resolution, it has effect accordingly.

Sole-member company

If the Company has only one Member entitled to vote, and that Member records in writing their decision on a question, that record shall constitute both the passing of a resolution and the minute of it.

Voting rights of members

Right to vote

Unless their Shares carry no right to vote, or unless a call or other amount presently payable has not been paid, all Members are entitled to vote at a general meeting, whether on a show of hands or a poll, and all Members holding Shares of a particular class are entitled to vote at a meeting of the holders of that class of Shares.

Members may vote in person or by proxy.

On a show of hands, every Member who is entitled to vote shall have one vote. For the avoidance of doubt, an individual who represents two or more such Members, including a Member in that individual's own right, shall be entitled to a separate vote for each Member.

On a poll a Member who is entitled shall have one vote for each Share they hold, unless any Share carries special voting rights.

A fraction of a Share carrying the right to vote shall entitle its holder to an equivalent fraction of one vote.

No Member is bound to vote all their Shares or any of them; nor are they bound to vote each of their Shares in the same way.

Rights of joint holders

If Shares are held jointly, only one of the joint holders may vote. If more than one of the joint holders tenders a vote, the vote of the holder whose name in respect of those Shares appears first in the register of members shall be accepted to the exclusion of the votes of the other joint holders.

Representation of corporate Members

Save where otherwise provided, a corporate Member must act by one or more duly authorised representatives.

A corporate Member wishing to act by a duly authorised representative must identify that person to the Company by notice in writing.

The authorisation may be for any period of time, and must be delivered to the Company not less than two hours before the commencement of the meeting at which it is first used.

The directors of the Company may require the production of any evidence which they consider necessary to determine the validity of the notice.

Where a duly authorised representative is present at a meeting that Member is deemed to be present in person; and the acts of the duly authorised representative are personal acts of that Member.

A corporate Member may revoke the appointment of a duly authorised representative at any time by notice to the Company; but such revocation will not affect the validity of any acts carried out by the duly authorised representative before the directors of the Company had actual notice of the revocation.

Member with mental disorder

A Member in respect of whom an order has been made by any court having jurisdiction (whether in the Island or elsewhere) in matters concerning mental disorder may vote, whether on a show of hands or on a poll, by that Member's receiver, curator bonis or other person authorised in that behalf appointed by that court.

For the purpose of the preceding Article, evidence to the satisfaction of the directors of the authority of the person claiming to exercise the right to vote must be received not less than 24 hours before holding the relevant meeting or the adjourned meeting in any manner specified for the delivery of forms of appointment of a proxy. In default, the right to vote shall not be exercisable.

Objections to admissibility of votes

An objection to the validity of a person's vote may only be raised at the meeting or at the adjourned meeting at which the vote is sought to be tendered. Any objection duly made shall be referred to the chairperson whose decision shall be final and conclusive.

Form of proxy

An instrument appointing a proxy shall be in any common form or in any other form approved by the directors. A Member may appoint more than one proxy to attend on the same occasion.

The instrument must be in writing and signed in one of the following ways:

by the Member; or

by the Member's authorised attorney; or

if the Member is a corporation or other body corporate, under seal or signed by an authorised officer, secretary or attorney.

The directors may require the production of any evidence which they consider necessary to determine the validity of any appointment of a proxy.

A Member may revoke the appointment of a proxy at any time by notice to the Company duly signed in accordance with Article 12.18; but such revocation will not affect the validity of any acts carried out by the proxy before the directors of the Company had actual notice of the revocation.

How and when proxy is to be delivered

Subject to the following Articles, the form of appointment of a proxy and any authority under which it is signed, or a copy of the authority certified notarially or in any other way approved by the directors, must be delivered so that it is received by the Company at any time before the time for holding the meeting or adjourned meeting at which the person named in the form of appointment of proxy proposes to vote. They must be delivered either:

by being left at or sent by post to:

the registered office of the Company; or

such other place within the Island specified in the notice convening the meeting or in any form of appointment of proxy sent out by the Company in relation to the meeting; or

by being sent by email to any email address specified:

in the notice convening the meeting; or

in any form of appointment of a proxy sent out by the Company in relation to the meeting; or

in any invitation to appoint a proxy issued by the Company in relation to the meeting.

Where a poll is taken:

if it is taken more than seven Clear Days after it is demanded, the form of appointment of a proxy and any accompanying authority must be delivered as required under Article 12.21 not less than 24 hours before the time appointed for the taking of the poll;

if it is taken within seven Clear Days after it was demanded, the form of appointment of a proxy and any accompanying authority must be delivered as required under Article 12.21 not less than two hours before the time appointed for the taking of the poll.

If the form of appointment of proxy is not delivered on time, it is invalid.

Voting by proxy

A proxy shall have the same voting rights at a meeting or adjourned meeting as the Member would have had except to the extent that the instrument appointing them limits those rights. Notwithstanding the appointment of a proxy, a Member may attend and vote at a meeting or adjourned meeting. If a Member votes on any resolution a vote by their proxy on the same resolution, unless in respect of different Shares, shall be invalid.

Number of directors

Unless otherwise determined by Ordinary Resolution, the minimum number of directors shall be one but there shall be no maximum number.

Appointment, disqualification and removal of directors

First directors

The first directors or director shall be appointed in writing by the subscriber or subscribers to the Memorandum.

No age limit

There is no age limit for directors save that they must be aged at least 18 years.

Corporate directors

Unless prohibited by law, a body corporate may be a director. If a body corporate is a director, the Articles about representation of corporate Members at general meetings apply, mutatis mutandis, to the Articles about directors' meetings.

No shareholding qualification

Unless a shareholding qualification for directors is fixed by Ordinary Resolution, no director shall be required to own Shares as a condition of their appointment.

Appointment of directors

A director may be appointed by Ordinary Resolution or by the directors. Any appointment may be to fill a vacancy or as an additional director.

A remaining director may appoint a director even though there is not a quorum of directors.

No appointment can cause the number of directors to exceed the maximum; and any such appointment shall be invalid.

Removal of directors

A director may be removed by Ordinary Resolution.

Resignation of directors

A director may at any time resign the office by giving notice in writing to the Company.

The resignation shall take effect on the date on which the notice is delivered to the Company or such later date as may be specified in the notice.

Termination of the office of director

A director's office shall be terminated forthwith if:

they resign their office by notice to the Company in accordance with Article 14.9; or

they are prohibited by the law of the Island from acting as a director; or

they are made bankrupt or make an arrangement or composition with their creditors generally; or

in the opinion of a registered medical practitioner by whom they are being treated they become physically or mentally incapable of acting as a director; or

they are made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or

without the consent of the other directors, they are absent from meetings of directors for a continuous period of six months.

If the office of director is terminated or vacated for any reason, they shall thereupon cease to be a member of any committee of the board of directors of the Company.

Alternate directors

Appointment and removal

Any director (other than an alternate director) may appoint any other person, including another director, to act in their place as an alternate director by giving notice in writing to the Company.

A director may revoke their appointment of an alternate at any time by notice in writing to the Company.

The appointment or revocation shall take effect on the date on which the notice is delivered to the Company or such later date as may be specified in the notice.

Notices

All notices of meetings of directors shall continue to be given to the appointing director and not to the alternate.

Rights of alternate director

An alternate director, where so appointed and acting, shall (subject to these Articles) be entitled to:

attend and vote at any board meeting or meeting of a committee of the directors at which the appointing director is not personally present;

sign any written resolution of the directors or a committee of the directors circulated for written consent; and

generally perform all the functions of the appointing director in their absence.

An alternate director, however, is not entitled to receive any remuneration from the Company for services rendered as an alternate director.

A director who is also an alternate director shall be entitled to a separate vote for each director for whom they act as alternate in addition to their own vote.

Save as otherwise provided in these Articles, an alternate director shall be deemed for all purposes to be a director and shall alone be responsible for their own acts and defaults and they shall not be deemed to be the agent of the director appointing them.

Appointment ceases when the appointor ceases to be a director

An alternate director shall automatically cease to be an alternate director if the director who appointed them ceases to be a director, or on the occurrence in relation to the alternate of any event which, if it occurred in relation to the alternate's appointer, would result in the termination of the appointer's appointment as a director.

Powers of directors

Powers of directors

Subject to the provisions of the Law, the Memorandum, these Articles and any directions given by Special Resolution, the business of the Company shall be managed by the directors who may for that purpose exercise all the powers of the Company.

No prior act of the directors shall be invalidated by any subsequent alteration of the Memorandum or these Articles or any direction given by Special Resolution. However, to the extent allowed by the Law, Members may in accordance with the Law validate any prior or future act of the directors which would otherwise be in breach of their duties.

Appointments to office

The directors may appoint a director:

as chairperson of the board of directors;

as managing director;

to any other executive office,

for such period and on such terms, including as to remuneration, as they think fit.

The appointee must consent in writing to holding that office.

Any appointment of a director to an executive office shall terminate if they cease to be a director but without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director.

Where a chairperson is appointed they shall, unless unable to do so, preside at every meeting of directors.

If there is no chairperson, or if the chairperson is unable to preside at a meeting, that meeting may select its own chairperson; or the directors may nominate one of their number to act in place of the chairperson should they ever not be available.

Subject to the provisions of the Law and Article 16.9, the directors may also appoint any person, who need not be a director:

as Secretary; and

to any office that may be required,

for such period and on such terms, including as to remuneration, as they think fit. In the case of an Officer, that Officer may be given any title the directors decide.

The Secretary or Officer must consent in writing to holding that office.

A director, Secretary or other Officer of the Company may not hold office, or perform the services, of auditor.

Remuneration

Every director may be remunerated by the Company for the services they provide for the benefit of the Company, whether as director, employee or otherwise, and shall be entitled to be paid for the expenses incurred in the Company's business including attendance at directors' meetings.

A director's remuneration shall be fixed by the Company by Ordinary Resolution. Unless that resolution provides otherwise, the remuneration shall be deemed to accrue from day to day.

Remuneration may take any form and may include arrangements to pay pensions, health insurance, death or sickness benefits, whether to the director or to any other person connected to or related to them.

Unless their fellow directors determine otherwise, a director is not accountable to the Company for remuneration or other benefits received from any other company which is in the same group as the Company or which has common shareholdings.

Delegation of powers

Power to delegate any of the directors' powers to a committee

The directors may delegate any of their powers to any committee consisting of one or more persons. The committee may include non-directors so long as the majority of persons on the committee are directors.

The delegation may be collateral with, or to the exclusion of, the directors' own powers.

The delegation may be on such terms as the directors think fit, including provision for the committee itself to delegate to a sub-committee; save that any delegation must be capable of being revoked or altered by the directors at will.

Unless otherwise permitted by the directors, a committee must follow the procedures prescribed for the taking of decisions by directors.

Power to appoint an agent of the Company

The directors may appoint any person, either generally or in respect of any specific matter, to be the agent of the Company with or without authority for that person to delegate all or any of that person's powers. The directors may make that appointment:

by causing the Company to enter into a power of attorney or agreement; or

in any other manner they determine.

Power to appoint an attorney or authorised signatory of the Company

The directors may appoint any person, whether nominated directly or indirectly by the directors, to be the attorney or the authorised signatory of the Company. The appointment may be:

for any purpose;

with the powers, authorities and discretions;

for the period; and

subject to such conditions,

as they think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable by, the directors under these Articles. The directors may make such an appointment by power of attorney or any other manner they think fit.

Any power of attorney or other appointment may contain such provision for the protection and convenience of persons dealing with the attorney or authorised signatory as the directors think fit. Any power of attorney or other appointment may also authorise the attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in that person.

Meetings of directors

Regulation of directors' meetings

Subject to the provisions of these Articles, the directors may regulate their proceedings as they think fit.

Calling meetings

Any director may call a meeting of directors at any time. The Secretary must call a meeting of the directors if requested to do so by a director.

Notice of meetings

Every director shall be given notice of a meeting, although a director may waive retrospectively the requirement to be given notice. Notice may be oral.

Use of technology

A director may participate in a meeting of directors through the medium of conference telephone, video or any other form of communications equipment if all persons participating in the meeting are able to hear and speak to each other throughout the meeting.

A director participating in this way is deemed to be present in person at the meeting and shall, subject to Article 19.5 and Article 19.6, be entitled to vote and be counted in the quorum accordingly.

Quorum

The quorum for the transaction of business at a meeting of directors (including any adjourned meeting) shall be as follows:

whenever the Company has two or more directors, the quorum for the transaction of the business of the directors may be fixed by the directors and, unless so fixed at any greater number, shall be two directors (or their alternate directors) present and entitled to vote; or

whenever the Company has one director and the minimum number of directors is one, a sole director (or alternate director) may exercise all the powers of the directors without holding a meeting but shall transact the business of the directors by resolution in writing in accordance with Article 18.13.

Subject to these Articles, an alternate director present at a meeting of directors shall, in the absence of the director for whom they act as director, be counted in the quorum at the meeting and any director who is present and counts in the quorum at a board meeting shall also be counted in the quorum as one for each absent director for whom they act as alternate director at the meeting.

If a quorum is not present within 15 minutes from the time specified for a meeting of directors, or if, during a meeting, a quorum ceases to be present, then the meeting shall be adjourned to the same day in the next week at the same time and place or such other day, time and place as the chairperson may determine and if, at such adjourned meeting, a quorum is not present within 15 minutes from the time specified for the meeting of directors, those directors present shall be a quorum.

Voting

A question which arises at a board meeting shall be decided by a majority of votes. If votes are equal the chairperson shall not have a casting vote.

The continuing directors or a sole continuing director may act notwithstanding any vacancies in their number but if the number of directors is less than the number fixed as the quorum, the continuing directors or director may act only for the purpose of filling vacancies or of calling a general meeting.

Validity

Anything done at a meeting of directors is unaffected by the fact that it is later discovered that any person was not properly appointed, or had ceased to be a director, or was otherwise not entitled to vote.

Recording of dissent

A director present at a meeting of directors shall be presumed to have assented to any action taken at that meeting unless:

their dissent is entered in the minutes of the meeting; or

they have filed with the meeting before it is concluded a signed dissent from that action; or

they have forwarded to the Company as soon as practical following the conclusion of that meeting a signed dissent.

A director who votes in favour of an action is not entitled to record their dissent to it.

Written resolutions

The directors may pass a resolution in writing without holding a meeting if the following conditions are met:

all directors are given notice of the resolution; and

the resolution is set out in a document or documents indicating that it is a written resolution; and

all of the directors:

sign a document; or

sign several documents in the like form each signed by one or more directors; or

provide confirmation of acceptance of the resolution by email; and

either:

for the purposes of articles 18.13(c)(i) and 18.13(c)(ii) the signed document or documents is or are delivered to the Company; or

for the purposes of article 18.13(c)(iii), the email confirmation is sent to the Company to the address specified for that purpose.

Such written resolution shall be as effective as if it had been passed at a meeting of the directors duly convened and held; and it shall be treated as having been passed on the day and at the time that the last director signs or sends their email confirmation (as the case may be).

Permissible directors' interests and disclosure

Permissible interests subject to disclosure

Save as expressly permitted by these Articles or as set out below, a director may not have a direct or indirect interest which to a material extent conflicts or may conflict with the interests of the Company or any subsidiary of the Company.

If, notwithstanding the prohibition in the preceding Article, a director discloses any direct or indirect interest in accordance with the next Article, they may:

be a party to, or otherwise interested in, any transaction or arrangement with the Company or any subsidiary of the Company or in which the Company or any such subsidiary is or may otherwise be interested;

be interested in another body corporate promoted by the Company or any such subsidiary or in which the Company or any such subsidiary is otherwise interested. In particular, the director may be a director, secretary or officer of, or employed by, or be a party to any transaction or arrangement with, or otherwise interested in, that other body corporate.

The disclosure required by the preceding Article must be achieved by the interested director disclosing to their fellow directors, at the first meeting of the board at which the transaction or arrangement is considered after the director concerned becomes aware of the circumstances giving rise to their disclosure obligation or, failing this, as soon as practical after that meeting by notice in writing delivered to the Secretary, the nature and extent of their direct or indirect interest in a transaction or arrangement or series of transactions or arrangements entered into or proposed to be entered into by the Company or any subsidiary of the Company or in which the Company or any such subsidiary is or may otherwise be interested, which to a material extent conflicts or may conflict with the interests of the Company or any such subsidiary and of which the director is aware.

If a director has disclosed their interest in accordance with the preceding Article, then they shall not, by reason only of their office, be accountable to the Company for any benefit which they derive from any such transaction or arrangement or from any such office or employment or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

Notification of interests

For the purposes of the preceding Article, a director shall be taken to have sufficiently disclosed the nature and extent of any interest in a transaction or arrangement if:

the director gives a general notice to the other directors that a specific person or class of persons has an interest, of the nature and extent specified in the notice, in a transaction or arrangement; and

the director meets the description of the specified person or class of persons.

A director shall not be treated as having an interest in a transaction or arrangement if they have no knowledge of that interest and it is unreasonable to expect the director to have that knowledge.

Voting where a director is interested in a matter

A director may vote at a meeting of directors on any resolution concerning a matter in which that director has an interest or duty, whether directly or indirectly, so long as that director discloses their interest pursuant to these Articles. Subject to such disclosure, the director shall be counted towards a quorum of those present at the meeting and, if the director votes on the resolution, their vote shall be counted.

Where proposals are under consideration concerning the appointment of two or more directors to offices or employment with the Company, any subsidiary of the Company or any body corporate in which the Company is otherwise interested, the proposals may be divided and considered in relation to each director separately and each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning their own appointment.

Minutes

The Company shall cause minutes to be made in books kept for the purpose in accordance with the Law.

Accounts and audits

Accounting and other records

The directors must ensure that proper accounting and other records are kept, and that accounts and associated reports are distributed in accordance with the requirements of the Law.

No automatic right of inspection

Members are only entitled to inspect the Company's records if they are expressly entitled to do so by law, or by resolution made by the directors or passed by Ordinary Resolution.

Sending of accounts and reports

The Company's accounts and associated directors' report and auditor's report (if any) that are required or permitted to be sent to any person pursuant to any law shall be treated as properly sent to that person if:

they are sent to that person in accordance with the notice provisions in Article 27; or

they are published on a website providing that person is given separate notice of:

the fact that the documents have been published on the website;

the address of the website;

the place on the website where the documents may be accessed; and

how they may be accessed.

If, for any reason, a person notifies the Company that they are unable to access the website, the Company must, as soon as practicable, send the documents to that person by any other means permitted by these Articles. This, however, will not affect when that person is taken to have received the documents under Article 21.5.

Time of receipt if documents are published on a website

Documents sent by being published on a website in accordance with the preceding two Articles are only treated as sent at least 14 Clear Days before the date of the meeting at which they are to be laid if:

the documents are published on the website throughout a period beginning at least 14 Clear Days before the date of the meeting and ending with the conclusion of the meeting; and

the person is given at least 14 Clear Days' notice of the meeting.

Validity despite accidental error in publication on website

If, for the purpose of a meeting, documents are sent by being published on a website in accordance with the preceding Articles, the proceedings at that meeting are not invalidated merely because by accident:

those documents are published in a different place on the website to the place notified; or

they are published for part only of the period from the date of notification until the conclusion of that meeting.

When accounts are to be audited

Unless the directors or the Members, by Ordinary Resolution, so resolve or unless the Law so requires, the Company's accounts will not be audited. If the Members so resolve, the Company's accounts shall be audited in the manner determined by Ordinary Resolution. Alternatively, if the directors so resolve, they shall be audited in the manner they determine.

Record dates

Except to the extent of any conflicting rights attached to Shares, the directors may fix any time and date as the record date for declaring or paying a dividend or making or issuing an allotment of Shares. The record date may be before or after the date on which a dividend, allotment or issue is declared, paid or made.

Dividends

Declaration of dividends by Members

Subject to the provisions of the Law, the Company may by Ordinary Resolution declare dividends in accordance with the respective rights of the Members but no dividend shall exceed the amount recommended by the directors. Any such declared dividend, subject to it not exceeding the amount recommended by the directors, shall be a debt owed by the Company due on the date that such dividend is declared to be payable or, if no date is specified, immediately.

Payment of interim dividends by directors

Subject to the provisions of the Law, the directors may pay interim dividends in accordance with the respective rights of the Members. Any interim dividend shall not be a debt owed by the Company until such time as payment of the dividend is made.

In relation to Shares carrying differing rights to dividends or rights to dividends at a fixed rate, the following applies:

if the Company has different classes of Shares, the directors may pay dividends on Shares which confer deferred or non-preferred rights with regard to dividends as well as on Shares which confer preferential rights with regard to dividends but no dividend shall be paid on Shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrears;

subject to the provisions of the Law, the directors may also pay, at intervals settled by them, any dividend payable at a fixed rate if it appears to them that there are sufficient funds of the Company lawfully available for distribution to justify the payment; and

if the directors act in good faith, they shall not incur any liability to the Members holding Shares conferring preferred rights for any loss those Members may suffer by the lawful payment of the dividend on any Shares having deferred or non-preferred rights.

Apportionment of dividends

Except as otherwise provided by the rights attached to Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares on which the dividend is paid. All dividends shall be apportioned and paid proportionately to the amount paid up on the Shares during the time or part of the time in respect of which the dividend is paid. But if a Share is issued on terms providing that it shall rank for dividend as from a particular date, that Share shall rank for dividend accordingly.

Right of set off

The directors may deduct from a dividend or any other amount payable to a person in respect of a Share any amount due by that person to the Company on a call or otherwise in relation to a Share.

Power to pay other than in cash

If the directors so determine, any resolution determining a dividend may direct that it shall be satisfied wholly or partly by the distribution of assets or the issue of Shares. If a difficulty arises in relation to the distribution, the directors may settle that difficulty in any way they consider appropriate. For example, they may do any one or more of the following:

issue fractional Shares;

fix the value of assets for distribution and make cash payments to some Members on the footing of the value so fixed in order to adjust the rights of Members; and

vest some assets in trustees.

How payments may be made

A dividend or other monies payable on or in respect of a Share may be paid in any of the following ways:

if the Member holding that Share or other person entitled to that Share nominates a bank account for that purpose, by wire transfer to that bank account; or

by cheque or warrant sent by post to the registered address of the Member holding that Share or other person entitled to that Share.

For the purpose of Article 23.7(a), the nomination shall be in writing and the bank account nominated may be the bank account of another person. For the purpose of Article 23.7(b), subject to any applicable law or regulation, the cheque or warrant shall be made to the order of the Member holding that Share or other person entitled to the Share or to any person nominated by that Member in writing and payment of the cheque or warrant shall be a good discharge to the Company.

If two or more persons are registered as the holders of the Share or are jointly entitled to it by reason of the death or bankruptcy of the registered holder (Joint Holders), a dividend (or other amount) payable on or in respect of that Share may be paid as follows:

to the registered address of the Joint Holder of the Share who is named first on the register of members or to the registered address of the deceased or bankrupt holder, as the case may be; or

to the address or bank account of another person nominated by the Joint Holders in writing.

Any Joint Holder of a Share may give a valid receipt for a dividend (or other amount) payable in respect of that Share.

Dividends or other monies not to bear interest in absence of special rights

Unless provided for by the rights attached to a Share, no dividend or other monies payable by the Company in respect of a Share shall bear interest.

Dividends unable to be paid or unclaimed

If a dividend cannot be paid to a Member or remains unclaimed within six weeks after it was declared or both, the directors may pay it into a separate account in the Company's name. If a dividend is paid into a separate account, the Company shall not be constituted trustee in respect of that account and the dividend shall remain a debt due to the Member.

A dividend that remains unclaimed for a period of ten years after it became due for payment shall be forfeited to, and shall cease to remain owing by, the Company.

Capitalisation of profits

Capitalisation of profits or of any share premium account or capital redemption reserve

Subject to the Law, the directors may resolve to capitalise any part of the Company's reserves not required for paying any preferential dividend.

The amount resolved to be capitalised must be appropriated to the Members who would have been entitled to it had it been distributed by way of dividend and in the same proportions. The benefit to each Member so entitled must be given in either or both of the following ways:

by paying up the amounts unpaid on that Member's Shares;

by issuing Fully Paid Shares or debentures of the Company to that Member or as that Member directs. The directors may resolve that any Shares issued to the Member in respect of partly paid Shares (Original Shares) rank for dividend only to the extent that the Original Shares rank for dividend while those Original Shares remain partly paid.

Applying an amount for the benefit of members

Subject to the Law, if a fraction of a Share or a debenture is allocated to a Member, the directors may issue a fractional certificate to that Member or pay them the cash equivalent of the fraction.

Seal

Company seal

The Company may have a seal if the directors so determine.

Official seal

Subject to the provisions of the Law, the Company may also have:

an official seal or seals for use in any place or places outside the Island. Each such official seal shall be a facsimile of the original seal of the Company but shall have added on its face the name of the country, territory or place where it is to be used or the words “branch seal”; and

an official seal for use only in connection with the sealing of securities issued by the Company and such official seal shall be a copy of the common seal of the Company but shall in addition bear the word “securities”.

When and how seal is to be used

A seal may only be used by the authority of the directors. Unless the directors otherwise determine, a document to which a seal is affixed must be signed in one of the following ways:

by a director (or alternate director) and the Secretary; or

by a single director (or alternate director).

If no seal is adopted or used

If the directors do not adopt a seal, or a seal is not used, a document may be executed in the following manner:

by a director (or alternate director) and the Secretary; or

by a single director (or alternate director); or

by any other person authorised by the directors; or

in any other manner permitted by the Law.

Validity of execution

If a document is duly executed and delivered by or on behalf of the Company, it shall not be regarded as invalid merely because, at the date of the delivery, the Secretary, or the director, or other Officer or person who signed the document or affixed the seal for and on behalf of the Company ceased to be the Secretary or hold that office and authority on behalf of the Company.

Indemnity

Indemnity

In so far as the Law allows, every present and former director, alternate director, Secretary or other Officer of the Company shall be indemnified out of the assets of the Company against any costs, charges, losses, damages and liabilities incurred by him in the actual or purported execution or discharge of his duties or exercise of his powers or otherwise in relation thereto, including (without prejudice to the generality of the foregoing) any liability incurred in defending any proceedings (whether civil or criminal) which relates to anything done or omitted or alleged to have been done or omitted by him in any such capacity, and in which judgement is given in his favour or in which he is acquitted or in connection with any application under the Law in which relief is granted to him by any court of competent jurisdiction.

Release

To the extent permitted by law, the Company may by Special Resolution release any existing or former director (including alternate director), Secretary or other Officer of the Company from liability for any loss or damage or right to compensation which may arise out of or in connection with the execution or discharge of the duties, powers, authorities or discretions of their office; but there may be no release from liability arising out of or in connection with that person's own dishonesty.

Insurance

To the extent permitted by law, the Company may pay, or agree to pay, a premium in respect of a contract insuring each of the following persons against risks determined by the directors, other than liability arising out of that person's own dishonesty:

an existing or former director (including alternate director), Secretary or other Officer or auditor of:

the Company;

a company which is or was a subsidiary of the Company;

a company in which the Company has or had an interest (whether direct or indirect); and

a trustee of an employee or retirement benefits scheme or other trust in which any of the persons referred to in Article 26.4(a) is or was interested.

Notices

Form of notices

Save where these Articles provide otherwise, any notice to be given to or by any person pursuant to these Articles shall be in writing.

Persons authorised to give notices

A notice by either the Company or a Member pursuant to these Articles may be given on behalf of the Company or a Member by a director or the Secretary or a Member.

Delivery of written notices

Save where these Articles provide otherwise, a notice in writing may be:

given personally to the recipient;

left at or posted to the recipient's registered address or the Company's registered office; or

sent by email to any address supplied by the recipient.

Joint holders

Where Members are joint holders of a Share, all notices shall be given to the Member whose name first appears in the register of members.

Giving notice to a deceased or bankrupt Member

A notice may be given by the Company to the persons entitled to a Share in consequence of the death or bankruptcy of a Member by sending or delivering it, in any manner authorised by these Articles for the giving of notice to a Member, addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt or by any like description, at the address, if any, supplied for that purpose by the persons claiming to be so entitled.

Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy had not occurred.

Delivery of notices

A notice shall be deemed to have been received by the intended recipient in accordance with the following table.

Method for giving notice	When deemed to be received
Personally	At the time and date of delivery
By leaving it at the Member's registered address	At the time and date it was left
By post to an address in Jersey	On the day after the day when it was posted
By post to an address elsewhere than in Jersey

On the third day after the day when it was posted for an address within the United Kingdom, the Isle of Man, another Channel Island or Europe

On the fifth day after the day when it was posted for any other international address

If sent by email	At the time of transmission, or, if this time falls outside usual business hours in the place of receipt, when usual business hours resume.
By publication on a website (notice of general meetings and sending of accounts and reports)

For notice of a general meeting of Members, at the time and date that the recipient is deemed to have received notice of the publication (Articles 10.14 and 10.16)

For accounts and reports specified in Article 21.3, in accordance with Article 21.5

Saving provisions

A Member present, either in person or by proxy, at any general meeting or at any meeting of the Members holding any class of Shares shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

Every person who becomes entitled to a Share shall be bound by any notice in respect of that Share which, before their name is entered in the register of members, has been duly given to a person from which they derive their title.

None of the preceding notice provisions shall derogate from the Articles about the delivery of written resolutions of directors and written resolutions of Members.

Saving provision

A notice, written resolution or other document under these Articles will not be deemed to be authentic if the recipient, acting reasonably:

believes that the signature of the signatory has been altered after the signatory had signed the original document; or

believes that the original document, or any Electronic Record of it, was altered, without the approval of the signatory, after the signatory signed the original document; or

otherwise doubts the authenticity of an Electronic Record of the document,

and the recipient promptly gives notice to the sender setting the grounds of its objection. If the recipient invokes this Article, the sender may seek to establish the authenticity of the original document or the Electronic Record in any way the sender thinks fit.

Winding up

Distribution of assets in specie

If the Company is wound up, the liquidator or the directors, as the case may be, may, subject to these Articles and any other sanction required by the Law, do either or both of the following:

divide in specie among the Members the whole or any part of the assets of the Company and, for that purpose, value any assets and determine how the division shall be carried out as between the Members or different classes of Members;

vest the whole or any part of the assets in trustees for the benefit of Members and those liable to contribute to the winding up.

No obligation to accept liability

No Member shall be compelled to accept any assets if an obligation attaches to them.

Exhibit B

Directors of Surviving Company

Ali Dibadj

[***]

[***]

Sukh Grewal

[***]

[***]

Michelle Rosenberg

[***]

[***]

B-1

The following list identifies contents of schedules and similar attachments omitted pursuant to Instruction 4 to Item 1.01 of Form 8-K or Item 601(a)(5) of Regulation S-K, as applicable, from the copy of the Agreement and Plan of Merger, dated as of December 21, 2025, by and among Jupiter Company Limited, Jupiter Merger Sub Limited and Janus Henderson Group plc (the “Agreement”) contained in this Exhibit 2.1 (capitalized terms in this list have the respective meanings ascribed to them in the Agreement):

Company Disclosure Letter

Schedule 1.8(b)	Treatment of Outstanding Company RSU Awards
Schedule 1.8(d)	Treatment of Outstanding Company PSU Awards
Schedule 3.1(b)	Organization
Schedule 3.3	No Conflict or Violation
Schedule 3.4	Consents and Approvals
Schedule 3.6(b)	Capitalization and Related Matters
Schedule 3.6(c)	Capitalization and Related Matters
Schedule 3.7	Subsidiaries and Equity Investments
Schedule 3.9(b)	Absence of Certain Changes or Events
Schedule 3.10(a)	Tax Matters
Schedule 3.12(a)	Company Property
Schedule 3.13(a)	Funds
Schedule 3.13(c)	Funds
Schedule 3.13(f)	Funds
Schedule 3.13(g)	Funds
Schedule 3.13(h)	Funds
Schedule 3.14(a)	Intellectual Property
Schedule 3.14(c)	Intellectual Property
Schedule 3.15	Licenses and Permits
Schedule 3.16(a)	Compliance with Law
Schedule 3.16(c)	Compliance with Law
Schedule 3.16(d)	Compliance with Law
Schedule 3.16(e)	Compliance with Law
Schedule 3.16(f)	Compliance with Law
Schedule 3.16(i)	Compliance with Law
Schedule 3.16(l)	Compliance with Law
Schedule 3.16(m)	Compliance with Law
Schedule 3.17	Litigation
Schedule 3.18(a)	Contracts
Schedule 3.19(a)	Employee Plans
Schedule 3.19(d)	Employee Plans
Schedule 3.19(k)	Employee Plans
Schedule 3.19(l)	Employee Plans
Schedule 3.23	Privacy; Data Security
Schedule 3.27	Board Approval
Schedule 3.28	Vote Required
Schedule 3.30	Seed Capital Investments
Schedule 5.1(a)	Conduct of Business Before the Closing Date
Schedule 5.1(a)(ii)	Conduct of Business Before the Closing Date
Schedule 5.1(a)(iii)(A)	Conduct of Business Before the Closing Date
Schedule 5.1(a)(iv)	Conduct of Business Before the Closing Date
Schedule 5.1(a)(v)	Conduct of Business Before the Closing Date
Schedule 5.1(a)(vi)	Conduct of Business Before the Closing Date
Schedule 5.1(a)(vii)	Conduct of Business Before the Closing Date
Schedule 5.1(a)(viii)	Conduct of Business Before the Closing Date
Schedule 5.1(a)(ix)	Conduct of Business Before the Closing Date
Schedule 5.1(a)(x)	Conduct of Business Before the Closing Date
Schedule 5.1(a)(xi)	Conduct of Business Before the Closing Date
Schedule 5.1(a)(xii)	Conduct of Business Before the Closing Date
Schedule 7.2(b)(i)	Private Funds
Schedule 7.16	Other Agreements
Schedule 8.1(d)	Regulatory Approvals
Schedule 10.12(b)	Knowledge

Parent Disclosure Letter

Schedule 4.3	Consents and Approvals
Schedule 4.5	Ownership of Company Common Stock
Schedule 4.7 Schedule 4.12 Schedule 6.1(a) Schedule 10.16	No-Brokers Certain Arrangements Conduct of Business Before Closing Date Knowledge